    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                           ALAMOSA PCS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                               4812                              75-2843707
    (State or other jurisdiction         (Primary standard industrial               (I.R.S. employer
 of incorporation or organization)       classification code number)              identification no.)

                            4403 BROWNFIELD HIGHWAY
                              LUBBOCK, TEXAS 79407
                                 (806) 722-1100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                               DAVID E. SHARBUTT
                            CHIEF EXECUTIVE OFFICER
                            4403 BROWNFIELD HIGHWAY
                              LUBBOCK, TEXAS 79407
                                 (806) 722-1100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------

                          Copies of communications to:

                   WM. S. KLEINMAN                                      MARC S. ROSENBERG
                HAYNES AND BOONE, LLP                                CRAVATH, SWAINE & MOORE
             901 MAIN STREET, SUITE 3100                                 WORLDWIDE PLAZA
              DALLAS, TEXAS 75202-3789                                  825 EIGHTH AVENUE
                   (214) 651-5000                                   NEW YORK, NEW YORK 10019
                                                                         (212) 474-1000

                               ------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM                    AMOUNT OF
           TITLE OF SECURITIES TO BE REGISTERED               AGGREGATE OFFERING PRICE            REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..............................         $185,000,000(1)                     $51,430
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED           , 1999

PROSPECTUS

                                         SHARES

                                 [LOGO TO COME]

                           ALAMOSA PCS HOLDINGS, INC.
                                  COMMON STOCK

                              $         PER SHARE
                               ------------------

     We are selling           shares of our common stock. The underwriters named
in this prospectus may purchase up to           additional shares of common
stock from us after the closing of this offering.

     This is an initial public offering of our common stock. We currently expect
the initial public offering price to be between $     and $     per share and
the maximum number of shares offered to be           , and intend to have the
common stock included for quotation on the Nasdaq National Market under the symbol "APCS."

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price                                         $           $
Underwriting Discount                                         $           $
Proceeds to Alamosa PCS Holdings, Inc. (before expenses)      $           $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 2000.

SALOMON SMITH BARNEY
                      CREDIT SUISSE FIRST BOSTON
                                           DEUTSCHE BANC ALEX. BROWN
            , 1999

     As used in this prospectus, unless the context otherwise requires, "we," "us," "our" or "Alamosa" collectively refers to Alamosa PCS Holdings, Inc., Alamosa PCS, Inc., Alamosa Texas L.P., Alamosa Wisconsin L.P. and their predecessor, Alamosa PCS, LLC. Where necessary, we will identify the specific entity by its legal name. For further information on these entities and the reorganization of Alamosa PCS, LLC, see "The Reorganization."

     Statements in this prospectus regarding Sprint Corporation (Sprint) or the PCS Group of Sprint (Sprint PCS) are derived from information contained in our affiliation agreements (Sprint PCS Agreements) with Sprint and Sprint PCS and periodic reports and other documents filed with the Securities and Exchange Commission by, or press releases issued by, Sprint and Sprint PCS. Recently, we signed a letter of intent with Sprint PCS to modify the Sprint PCS Agreements to expand our territory to include additional markets. Unless otherwise identified, the term "market" refers to Basic Trading Area as defined by the Federal Communications Commission (FCC). We are currently negotiating definitive agreements with Sprint PCS to reflect these additional markets. We expect that we will finalize the modification of the Sprint PCS Agreements prior to the completion of the offering. All references in the prospectus to our markets and the markets and population counts in our territory include these additional markets. References to Alamosa as a provider of wireless personal communications services or similar phrases generally refer to our building, owning and managing our portion of the Sprint PCS network pursuant to the Sprint PCS Agreements. Sprint PCS holds the spectrum licenses and controls the network through its agreements with us.

     All references to population counts (pops) are based on projections of year-end 1999 population counts calculated by applying the annual growth rate from 1990 to 1998 to estimates of 1998 population counts compiled by the U.S. Census Bureau. Unless otherwise indicated, growth rate statistics are based on U.S. Census Bureau data for growth during the period from 1990 to 1998.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.
                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
This Prospectus Contains Forward-Looking Statements.........   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Financial Data.....................................   20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   22
Business....................................................   27
The Sprint PCS Agreements...................................   46
Description of the Nortel Financing.........................   54
Management..................................................   60
Principal Stockholders......................................   68
Certain Relationships and Related Transactions..............   70
The Reorganization..........................................   73
Description of Capital Stock................................   77
Shares Eligible for Future Sale.............................   80
Important United States Federal Tax Consequences of Our
  Common Stock to Non-U.S. Holders..........................   81
Underwriting................................................   84
Legal Matters...............................................   85
Experts.....................................................   86
Where You Can Find Additional Information...................   86
Index to Financial Statements...............................  F-1

     Until             , 2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights information that we believe is especially important concerning our business and this offering of common stock. It does not contain all of the information that may be important to your investment decision. You should read the entire prospectus, including "Risk Factors" and our financial statements and related notes, before deciding to invest in our common stock.

     Unless otherwise indicated, the information in this prospectus does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their rights to purchase additional shares to cover over-allotments. In addition, unless otherwise indicated, information throughout this prospectus assumes that the reorganization of our business from a limited liability company into a holding company structure has already occurred.

                                    ALAMOSA

GENERAL

     Alamosa is a provider of wireless personal communications services (PCS) in the southwestern and midwestern United States. We are part of the Sprint PCS network. Sprint PCS, directly and through affiliates such as us, provides wireless services in more than 4,000 cities and communities across the country. We have the exclusive right to provide digital PCS services under the Sprint and Sprint PCS brand names in a territory comprising approximately 9.2 million licensed pops. These pops are primarily located in smaller cities and in markets with above average growth rates in Texas, New Mexico, Arizona, Colorado and Wisconsin.

     We entered into the Sprint PCS Agreements in July 1998. Recently, we signed a letter of intent with Sprint PCS to modify the Sprint PCS Agreements to expand our territory so that it will include approximately 9.2 million licensed pops. We launched Sprint PCS service in Laredo in June 1999, and have since commenced service in ten additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, Odessa, Abilene and San Angelo. Our systems reach approximately 2.7 million covered pops out of approximately 3.9 million licensed pops in those markets. We expect to have a total of approximately 5.0 million covered pops by the end of 2000, and 5.9 million covered pops by the end of 2001, at which point we expect to have completed our build-out obligations to Sprint PCS and expect to have covered approximately 64% of the licensed pops in our territory. As of September 30, 1999, we served approximately 9,850 Sprint PCS subscribers based in our territory.

     We were formed in July 1998, as a Texas limited liability company. Immediately before the closing of this offering, we will reorganize into a Delaware holding company structure. See "The Reorganization." Our principal executive office is located at 4403 Brownfield Highway, Lubbock, Texas 79407. Our telephone number is (806) 722-1100.

STRATEGIC RELATIONSHIP WITH SPRINT PCS

     We believe that our strategic relationship with Sprint PCS provides significant competitive advantages. Sprint PCS is a national provider of wireless services and products. Sprint PCS's subscriber base has more than tripled in size since the end of June 1998, making Sprint PCS one of the fastest growing wireless service providers in the United States.

     Under the Sprint PCS Agreements, we have the exclusive right to provide wireless services under the Sprint and Sprint PCS brand names in our territory. Sprint PCS handles our billing and collections and pays us 92% of "collected revenues" from subscribers based in our territory and retains the remaining 8%, as more fully described in "The Sprint PCS Agreements -- The Management Agreement -- Service Pricing, Roaming and Fees." We also receive 100% of other revenues, including handset revenues and fees for each minute that Sprint PCS customers based outside our territory use our portion of the Sprint PCS network.

     We believe that our affiliation with Sprint PCS allows us to establish high quality, branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would otherwise be possible. Specifically, we benefit from:

     - Immediate Brand Recognition. We market products and services directly under the Sprint and Sprint PCS brand names. We immediately benefit from the recognizable Sprint and Sprint PCS brand names and national advertising campaigns as we open markets.

     - Existing Distribution Channels. We benefit from relationships with major national retailers who distribute Sprint PCS products and services under existing Sprint PCS contracts, including RadioShack, Circuit City, Best Buy, K-Mart, Office Max and Office Depot. Our markets contain approximately 280 of these third party retail outlets.

     - Sprint PCS's National Footprint. Customers in our territory can immediately access the growing Sprint PCS wireless network, with service in more than 4,000 cities and communities across the United States.

     - High Capacity Network. Sprint PCS built its network around code division multiple access (CDMA) digital technology, which we believe provides advantages in capacity, voice-quality, security and handset battery life.

     - Sprint PCS's Licensed Spectrum. Our early stage financing requirements have been reduced as a result of Sprint PCS's investment of approximately $100 million to purchase the PCS licenses in our territory and to pay other costs related to the licensed spectrum.

     - Better Equipment Availability and Pricing. We expect to be able to acquire handsets and network equipment more quickly and at a lower cost than we could without our affiliation with Sprint PCS.

     - Established Back Office Support Services. We are able to accelerate our market launches and capitalize upon economies of scale by contracting with Sprint PCS to provide critical back office services, including customer activation, handset logistics, billing, customer care and network monitoring services.

     - Access to New Wireless Services. We have access to new wireless services introduced by Sprint PCS, including wireless Internet access.

ATTRACTIVE MARKET FOOTPRINT

     We believe that our territory is attractive for several reasons, including:

     - High Growth Markets. The overall population growth rate in our territory was approximately 1.5% per year, approximately 45% above the national average. We serve nine of the 50 fastest growing markets in the United States, including all of Laredo and a portion of Las Vegas, the two fastest growing markets.

     - Fewer Competitors. We expect to face fewer competitors in our markets than is generally the case for carriers operating in more urban markets. As of September 30, 1999, three or fewer carriers (other than Alamosa) operated in markets that comprise over 80% of the licensed pops in our territory. By comparison, less than 10% of the licensed pops in the 50 most populated markets in the United States are served by four or fewer carriers. In addition, no single competitor or affiliated group of competitors has launched service that reaches more than half of the licensed pops in our territory.

     - Opportunity for Sprint PCS Roaming Revenue. We anticipate that we will have significant roaming revenue from Sprint PCS subscribers based outside our territory who use our portion of the Sprint PCS network. Our territory adjoins several major Sprint PCS markets, including Dallas/Fort Worth, Phoenix, Minneapolis, Denver, Las Vegas, Milwaukee, San Antonio and Austin, from which we expect significant Sprint PCS roaming revenue. The metropolitan statistical areas (as defined by the U.S. Census Bureau) in which these markets are located contain approximately 19.3 million licensed pops.

LAUNCHED SERVICE AND FULLY FUNDED PLAN OF NETWORK BUILD-OUT

     We have launched Sprint PCS service in eleven markets with approximately
2.7 million covered pops out of the 3.9 million licensed pops in those markets. We anticipate that the proceeds of this offering, when combined with previously funded equity and the committed level of debt financing from Nortel Networks, Inc. (Nortel), will be adequate to fund required capital expenditures, working capital requirements, operating losses and other cash needs of our business. Further, we believe that this level of financing is adequate to achieve the objective in our business plan of covering approximately 64% of the licensed pops in our territory by the end of 2001 and to exceed the build-out requirements contained in the Sprint PCS Agreements. For more information see "Risk Factors -- Risks Particular to Alamosa -- We may not achieve or sustain operating profitability or positive cash flow from operating activities" and "-- We may need more capital than we currently project to build-out our portion of the Sprint PCS network."

                                  THE OFFERING

Common stock offered.......            shares

Common stock outstanding
after the offering.........            shares

Use of proceeds............  We will use the proceeds from this sale of our common stock, together with our previously funded equity and the financing provided by Nortel, to fund the following:

                               - capital expenditures, including the build-out
                                 of our portion of the Sprint PCS network;

                               - operating losses; and

                               - general corporate purposes.

                             See "Use of Proceeds" for more detailed
                             information.

Proposed Nasdaq National
  Market symbol............  "APCS"

Dividend policy............  We do not intend to pay cash dividends on our common stock in the foreseeable future. See
                             "Dividend Policy" for more information.

     Unless otherwise indicated, the share information in this prospectus excludes:

     - up to           shares that may be issued to the underwriters to cover
       over-allotments. See "Underwriting."

     - 3,149,930 shares of common stock issuable upon exercise of options granted to our employees in connection with their employment agreements. See "Management -- Employment Agreements."

     - 5,500,000 shares of common stock reserved for issuance under our 1999 Omnibus Securities Plan, including grants to employees and directors of
       options to acquire           shares to be effective as of the closing of
       this offering. See "Management -- Benefit Plans -- 1999 Omnibus Securities Plan."

     - shares of our common stock representing two percent of the total equity outstanding as of the closing date, which shares are issuable upon exercise of warrants at an exercise price equal to the initial public offering price. See "Description of the Nortel Financing -- The Nortel Credit Facility -- Warrants."

                                  RISK FACTORS

     Investing in shares of our common stock involves risks. See "Risk Factors" beginning on page 6 for a discussion of matters that you should consider before purchasing shares of our common stock.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The financial data presented below under the captions "Statement of Operations Data," "Per Share Data" and "Balance Sheet Data" for, and as of the end of, the period from inception to December 31, 1998 are derived from the audited financial statements of Alamosa PCS Holdings, Inc. These financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants.

     It is important that you also read "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements for the period ended December 31, 1998, the related notes and the independent auditors' report.

     The summary unaudited financial data presented below as of and for the six months ended June 30, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of financial position and results of operations. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.

                                                               PERIOD FROM
                                                              JULY 16, 1998          FOR THE SIX MONTH
                                                          (INCEPTION), THROUGH          PERIOD ENDED
                                                            DECEMBER 31, 1998          JUNE 30, 1999
                                                          ---------------------      ------------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues..............................................          $  --                   $    35
  Cost of sales.........................................             --                        35
  Total operating expenses..............................            958                     5,969
  Operating loss........................................           (958)                   (5,968)
  Net loss..............................................           (924)                   (5,763)
  Number of subscribers.................................
PER SHARE DATA:
  Basic and diluted net loss per share of common
     stock(1)(2)........................................          $(.02)                  $  (.14)
  Pro forma net loss per share of common stock(1)(2)....           (.02)                     (.14)

                                                             AS OF                  AS OF
                                                       DECEMBER 31, 1998        JUNE 30, 1999
                                                       -----------------   ------------------------
                                                                           ACTUAL    AS ADJUSTED(3)
                                                                           -------   --------------
                                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................       $13,529        $ 8,077      $
  Property and equipment, net........................           114          8,113
  Total assets.......................................        15,674         70,751
  Total debt(4)......................................           752         36,649
  Equity.............................................        14,076         14,926

---------------

(1) For the periods presented, diluted weighted average shares outstanding exclude the common shares issuable on exercise of stock options and warrants issuable to Nortel because inclusion would have been antidilutive. Pro forma net loss per share of common stock has been presented for the latest fiscal year and interim period. This presentation gives effect to adjustments for federal and state income taxes as if Alamosa had been taxed as a C Corporation for the periods ended December 31, 1998 and June 30, 1999.

(2) Reflects the reorganization as if it had occurred upon inception of Alamosa PCS, LLC.

(3) As adjusted Balance Sheet Data reflects the sale in the common stock
    offering of      shares of common stock at an initial offering price of
    $     per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses
    of $     million.

(4) Includes capital lease obligations of $728,219 as of December 31, 1998, and indebtedness incurred under the Nortel facility of $35,400,679 and capital lease obligations of $858,962 as of June 30, 1999.

                                  RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing our common stock.

RISKS RELATED TO OUR RELATIONSHIP WITH SPRINT PCS

     The conduct of our business depends heavily on our relationship with Sprint PCS. The relationship is governed by the Sprint PCS Agreements, which have a scheduled termination date and may be terminated early. Under those agreements, Sprint PCS maintains a substantial amount of control over our operations, and will continue to do so for the foreseeable future. Sprint PCS, not Alamosa, holds the spectrum licenses for our portion of the Sprint PCS network. For a more detailed description of the Sprint PCS Agreements, see "The Sprint PCS Agreements."

THE TERMINATION OR NON-RENEWAL OF THE SPRINT PCS AGREEMENTS WOULD SEVERELY RESTRICT OUR ABILITY TO CONDUCT OUR BUSINESS

     Since we do not own any licenses to operate a wireless network, our business depends on the continued effectiveness of the Sprint PCS Agreements. However, Sprint PCS can terminate the Sprint PCS Agreements if we materially breach them. Among other things, a failure to meet our build-out requirements for any one of the individual markets in our territory or a failure to meet Sprint PCS's technical or customer service requirements would constitute a material breach of our management agreement with Sprint PCS that could lead to its termination. If Sprint PCS terminated any of the Sprint PCS Agreements, we would no longer be a part of the Sprint PCS network and it would be extremely difficult to conduct our business.

     In addition, the Sprint PCS Agreements are not perpetual, and will eventually expire. Sprint PCS can choose not to renew these agreements at the expiration of the 20-year initial term or any ten-year renewal term. If Sprint PCS decides not to renew or the Sprint PCS Agreements terminate in accordance with their terms, we would no longer be a part of the Sprint PCS network and it would be extremely difficult to conduct our business.

PROVISIONS OF THE SPRINT PCS AGREEMENTS MAY DIMINISH OUR VALUE AND RESTRICT THE SALE OF OUR BUSINESS

     Under specific circumstances and without further stockholder approval, Sprint PCS may purchase our operating assets or capital stock for 72% or 80% of the "entire business value" of Alamosa, which includes the value of the spectrum licenses, business operations and other assets more fully described in "The Sprint PCS Agreements -- The Management Agreement -- Determination of Entire Business Value." In addition, Sprint PCS must approve any change of control of our ownership and consent to any assignment of the Sprint PCS Agreements. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of Alamosa or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in the Sprint PCS Agreements could adversely affect the value of our common stock, may limit our ability to sell the business, may reduce the value a buyer would be willing to pay for our business and may operate to reduce the "entire business value" of Alamosa.

WE MAY BE ADVERSELY AFFECTED BY THE ACTIONS OR INACTIONS OF SPRINT PCS

     We have no control over the actions or inactions of Sprint PCS. Sprint PCS may make decisions that adversely affect our business. Sprint PCS prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business. Sprint PCS also determines the per minute rate for Sprint PCS roaming fees and the costs for Sprint PCS to perform back office services. We must obtain Sprint PCS's consent to sell non-Sprint PCS approved equipment, which consent could be withheld. In addition, Sprint PCS may alter its network and technical requirements or request that we build-out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint PCS building-out that area itself or assigning it to another affiliate. Moreover, Sprint or

Sprint PCS may experience a change of control, sale or merger that could adversely affect our relationships with them or result in a name change. MCI WorldCom Inc. (MCI) and Sprint have announced a proposed merger in which owners of each class of Sprint's common stock would exchange their Sprint stock for MCI common stock. If the merger is completed, we expect that affiliate and related contracts with the merged company would be on the same terms as the Sprint PCS Agreements. However, we cannot guarantee that we will not be adversely affected as a result of the proposed merger. Sprint or Sprint PCS may also take actions which could adversely affect the Sprint and Sprint PCS brand names, products or services. If Sprint PCS were to fail to perform its obligations under the Sprint PCS Agreements, our ability to conduct business would be severely restricted.

WE RELY ON SPRINT PCS'S CUSTOMER CARE AND OTHER INTERNAL SUPPORT SYSTEMS

     As Sprint PCS has expanded, its internal support systems, including customer care and billing, have been subject to increased demand and in some cases, suffered a degradation in service. We cannot assure you that Sprint PCS will be able to successfully add system capacity or that its internal support systems will be adequate. Currently, we do not have direct electronic access to significant aspects of Sprint PCS's internal support systems and financial data. Although Alamosa and Sprint PCS are in the process of making these systems and data available electronically, we cannot assure you that this will occur. Additionally, our services agreement with Sprint PCS provides that, upon nine months' prior written notice, Sprint PCS may terminate any service. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative or increases the amount it charges us for these services, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted.

WE ARE DEPENDENT ON OUR RELATIONSHIP WITH SPRINT PCS TO OBTAIN HANDSETS AND EQUIPMENT, WHICH ARE IN SHORT SUPPLY

     We purchase some of our handsets and infrastructure equipment directly from Sprint PCS or through its relationships with vendors and suppliers. The demand for the equipment we require to construct our portion of the Sprint PCS network is considerable, and manufacturers of this equipment have substantial order backlogs. The lead time for the delivery of equipment may be long even with our reliance on our relationship with Sprint PCS. This long lead time could cause material delays in the build-out of our infrastructure. In addition, the demand for specific types of handsets is strong and the manufacturers of those handsets may have to distribute their limited supply of products among the manufacturers' numerous customers. If Sprint PCS modifies its handset logistics and delivery plan or if we are not able to continue to rely on Sprint PCS's relationships with suppliers and vendors, some of which provide us with vendor discounts on equipment, we could have difficulty obtaining specific types of handsets and equipment in a timely manner and our equipment costs would increase. As a result, our ability to provide services may be adversely affected.

IF SPRINT PCS CUSTOMERS ARE NOT ABLE TO ROAM INSTANTANEOUSLY OR EFFICIENTLY ONTO OTHER WIRELESS NETWORKS, WE MAY LOSE CURRENT SPRINT PCS SUBSCRIBERS AND OUR SPRINT PCS SERVICES WILL BE LESS ATTRACTIVE TO NEW CUSTOMERS

     The Sprint PCS network is not compatible with many other wireless systems. To access an incompatible system, a Sprint PCS customer must use a more expensive dual-band/dual-mode handset. When used on another system, this handset may have diminished standby and talk time capacities. In addition, (1) the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint PCS, (2) the price of a roaming call may not be competitive with prices of other wireless companies for roaming calls, (3) customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network and (4) Sprint PCS customers may not be able to use Sprint PCS advanced features, such as voicemail notification, while roaming. These factors may be competitive disadvantages for Sprint PCS service.

IF WE FAIL TO PAY OUR DEBT, OUR LENDERS MAY SELL OUR LOANS TO SPRINT PCS AND GIVE SPRINT PCS RIGHTS OF A CREDITOR TO FORECLOSE ON OUR ASSETS

     Sprint PCS has contractual rights to purchase Nortel's rights as a senior lender under the Nortel financing documents. These rights are triggered by an acceleration of the maturity of the Nortel financing. To the extent Sprint PCS purchases these obligations, Sprint PCS's interests as a creditor could conflict with ours. Sprint PCS's rights as a senior lender would enable it to exercise rights with respect to our assets in a manner not otherwise permitted under the Sprint PCS Agreements.

IF SPRINT PCS DOES NOT MAINTAIN CONTROL OVER ITS LICENSED SPECTRUM, THE SPRINT PCS AGREEMENTS MAY BE TERMINATED

     Sprint PCS owns the licenses necessary to provide wireless services in our territory. Sprint PCS's control over our business is due in part to FCC regulatory requirements. The FCC is the government agency primarily responsible for regulation of wireless telecommunications systems. One of the FCC's principal legal requirements is that licensees like Sprint PCS must maintain control of their licensed systems and may not delegate control to third party operators or managers like Alamosa. Although the Sprint PCS Agreements reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum, we cannot assure you that the FCC will agree with us. If the FCC were to determine that the Sprint PCS Agreements need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to comply with applicable law. If we cannot agree with Sprint PCS to modify the agreements, they may be terminated. If the agreements are terminated, we would no longer be a part of the Sprint PCS network and it would be extremely difficult to conduct our business.

NON-RENEWAL OR REVOCATION BY THE FCC OF THE SPRINT PCS LICENSES WOULD SIGNIFICANTLY HARM OUR BUSINESS

     We do not own any licenses to operate a wireless network. We are dependent on Sprint PCS's licenses, which are subject to renewal and revocation. Sprint PCS's licenses in our territory will expire in 2005 or 2007 but may be renewed for additional ten-year terms. The FCC has adopted specific standards to apply to PCS license renewals. Any failure by Sprint PCS or us to comply with these standards could cause revocation or forfeiture of the Sprint PCS licenses for our territory. Additionally, if Sprint PCS does not demonstrate to the FCC that Sprint PCS has met the five-year and ten-year construction requirements for each of its PCS licenses, it can lose those licenses.

RISKS PARTICULAR TO ALAMOSA

WE MAY NOT ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOW FROM OPERATING ACTIVITIES

     Our operating history is very limited. We initiated commercial operations in our first market in June 1999. We expect to incur significant operating losses and to generate significant negative cash flow from operating activities at least through the year ending December 31, 2001. Our operating profitability will depend upon many factors, including, among others, our ability to market Sprint PCS services, achieve our projected market penetration and manage customer turnover rates. If we do not achieve and maintain operating profitability and positive cash flow from operating activities on a timely basis, our business would be adversely affected and we may require additional funds to build-out our portion of the Sprint PCS network or continue operations. We cannot assure you that we would have access to additional funds at that time.

WE MAY NEED MORE CAPITAL THAN WE CURRENTLY PROJECT TO BUILD-OUT OUR PORTION OF THE SPRINT PCS NETWORK

     The build-out of our portion of the Sprint PCS network will require substantial capital. Additional funds could be required in the event of:

     - significant departures from the current business plan, including acceleration of the current build-out plan or expansion into additional markets;

     - unforeseen delays;

     - cost overruns;

     - unanticipated expenses;

     - regulatory changes;

     - engineering design changes;

     - changes in Sprint PCS's network specifications;

     - changes in technology; and

     - other technological modifications due to competitive pressures.

     Additional financing may not be available or, if available, we may not be able to obtain it on a timely basis or on terms acceptable to us and within limitations permitted under our existing debt covenants. Failure to obtain additional financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans.

WE HAVE SUBSTANTIAL DEBT WHICH WE MAY NOT BE ABLE TO SERVICE AND WHICH MAY RESULT IN OUR LENDERS CONTROLLING OUR ASSETS

     As of June 30, 1999, our outstanding long-term debt totaled $35.4 million. In addition, under our current business plan, we expect to incur substantial additional debt before achieving break-even operating cash flow.

     Our substantial debt will have a number of important consequences for our operations and our investors, including the following:

     - we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

     - we may not have sufficient funds to pay interest on, and principal of, our debt;

     - we may not be able to obtain additional financing for currently unanticipated capital requirements, capital expenditures, working capital requirements and other corporate purposes;

     - our Nortel loan agreement places restrictions on the ability of our subsidiaries to raise additional debt or equity capital without Nortel's consent;

     - borrowings under our financing from Nortel are at variable rates of interest, which would result in higher interest expense in the event of increases in market interest rates;

     - due to the liens on substantially all of our assets that secure our senior debt, lenders or holders of our senior debt may control our assets or our subsidiaries' assets upon a default;

     - we may be more highly leveraged than some of our competitors, which may put us at a competitive disadvantage; and

     - we may be unable to refinance the Nortel financing if we do not have access to the capital markets on terms reasonably satisfactory to us. Our ability to repay the Nortel financing at maturity may depend on our ability to refinance such financing at maturity. Further, subject to market conditions, we intend to refinance a portion of the Nortel financing before we are required to issue the warrants to Nortel.

IF WE DO NOT MEET ALL OF THE CONDITIONS REQUIRED UNDER OUR NORTEL FINANCING AGREEMENTS, WE MAY NOT BE ABLE TO DRAW DOWN ALL OF THE FUNDS WE ANTICIPATE RECEIVING FROM NORTEL AND MAY NOT BE ABLE TO COMPLETE THE BUILD-OUT OF OUR PORTION OF THE SPRINT PCS NETWORK

     We have received $35.4 million to date under our financing agreements with Nortel. The remaining $214.6 million which we expect to receive in the future is subject at each funding date to several conditions, including:

     - acquiring minimum numbers of Sprint PCS subscribers and achieving minimum covered pops on schedule; and

     - the adherence to financial covenants.

     If we do not meet these conditions at each funding date, Nortel may choose not to lend any or all of the remaining amounts. If other sources of funds are not available, we may be unable to complete the build-out of our portion of the Sprint PCS network. If we do not have sufficient funds to complete our network build-out, we may be in breach of our management agreement with Sprint PCS and be in default under our financing from Nortel.

FACTORS OUTSIDE OUR CONTROL MAY ADVERSELY AFFECT OUR PORTION OF THE SPRINT PCS NETWORK

     Factors such as tower site availability, local regulatory approvals, weather delays, labor and materials shortages, delays in integrating our portion of the Sprint PCS network with the rest of the Sprint PCS network and similar factors may delay the build-out of our portion of the Sprint PCS network, delay the opening of markets, limit network capacity or reduce the number of new customers. The local governmental authorities in various locations in our territory have at times placed moratoriums on the construction of additional towers and base stations. These moratoriums may materially and adversely affect the timing of the planned build-out and quality of the network operations in those markets. We have experienced difficulty, and may continue to have difficulty, in obtaining tower sites in some areas of our territory on a timely basis.

WE DEPEND HEAVILY ON THIRD PARTIES FOR OUR SUCCESS

     Because we decided to outsource portions of our business, we depend heavily on third-party vendors, suppliers, consultants, contractors and local exchange carriers. We have retained Nortel, Hicks & Ragland Engineering Co., Inc. (Hicks & Ragland), American Tower Corporation and other consultants, contractors and local exchange carriers to (1) design and engineer our systems, (2) construct base stations, switch facilities and towers, (3) lease base stations, (4) install T-1 lines and (5) deploy our PCS network systems. For a description of our related party relationships with Hicks & Ragland and American Tower Corporation, see "Certain Relationships and Related Transactions." Our financing arrangements with Nortel make us especially dependent on them for equipment. In addition, we lease almost all of the tower sites for our wireless systems through a master lease agreement with American Tower Corporation. American Tower Corporation in turn has separate leasing arrangements with each of the owners of the sites. If American Tower Corporation were to become insolvent or were to breach those arrangements, we may lose access to those base stations and experience extended service interruption in the areas serviced by those sites. The failure by any of our vendors, suppliers, consultants, contractors or local exchange carriers to fulfill their contractual obligations to us could materially delay construction and adversely affect the operations of our portion of the PCS network.

THE LOSS OF OUR KEY OFFICERS AND SKILLED EMPLOYEES COULD IMPAIR OUR ABILITY TO COMPLETE OUR NETWORK
BUILD-OUT OR OFFER PCS PRODUCTS AND SERVICES

     Our business is managed by a small number of executive officers. We believe that our future success will depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the PCS industry as the PCS market continues to grow and develop. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel.

WE MAY NOT RECEIVE AS MUCH SPRINT PCS ROAMING REVENUE AS WE ANTICIPATE AND OUR NON-SPRINT PCS ROAMING REVENUE IS LIKELY TO BE LOW

     We are paid a fee from Sprint PCS or a Sprint PCS affiliate for every minute that a Sprint PCS subscriber based outside of our territory uses the Sprint PCS network in our territory. Similarly, we pay a fee to Sprint PCS for every minute that a Sprint PCS subscriber based in our territory uses the Sprint PCS network outside our territory. Sprint PCS customers from our territory may spend more time in other Sprint PCS coverage areas than we anticipate and Sprint PCS customers from outside our territory may spend less time in our territory or may use our services less than we anticipate. Sprint PCS could also change the current fee for each Sprint PCS roaming minute used. As a result, we may receive less Sprint PCS roaming revenue than we anticipate or we may have to pay more Sprint PCS roaming fees than we collect.

     A portion of our revenue may be derived from payments by other wireless service providers for use by their subscribers of the Sprint PCS network in our territory. However, the technology used in the Sprint PCS network is not compatible with the technology used by other systems, which diminishes the ability of other wireless service providers' subscribers to use our services. Sprint PCS has entered into few agreements that enable customers of other wireless carriers to roam onto the Sprint PCS network. As a result, the actual non-Sprint PCS roaming revenue that we receive in the future is likely to be low relative to other wireless service providers. For more information on roaming revenue, see "Business -- Roaming Revenue." For further information on the Sprint PCS network technology, see "Business -- Technology."

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH

     We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience growth in the future. The management of that growth will require, among other things, continued development of our operational and administrative systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development, and difficulties in managing the build-out of our territory, could impair our ability to achieve profitability.

OUR TERRITORY IS SUBJECT TO REGIONAL RISKS

     Our territory consists of two regions in the southwestern and the midwestern United States, and includes several border markets. Accordingly, our business may be adversely affected as a result of downturns in the economies in either of those two regions or in Mexico. In addition, different regions in our territory are subject to various extreme weather conditions such as high heat, snow, ice, freezing temperatures, wind and tornadoes. Any or all of these conditions could result in damage to our network equipment or base stations.

OUR PLAN OF COVERAGE FOR OUR TERRITORY MAY BE INADEQUATE

     Our projected build-out plan for our territory does not cover all areas of our territory. As a result, our plan may not adequately serve the needs of the potential customers in our territory or attract enough subscribers to operate our business successfully. To correct this potential problem, we may have to cover a greater percentage of our territory than we anticipate, which we may be unable to do profitably.

PARTS OF OUR TERRITORY HAVE LIMITED LICENSED SPECTRUM, AND THIS MAY AFFECT THE QUALITY OF OUR SERVICE OR RESTRICT OUR ABILITY TO PURCHASE SPECTRUM LICENSES FROM SPRINT PCS IN THOSE AREAS

     While Sprint PCS has licenses to use 30 MHz of spectrum throughout most of our territory, it has licenses covering only 10 MHz in New Mexico and Durango and 20 MHz in El Paso. In the future, as the number of subscribers in those areas increases, this limited licensed spectrum may not be able to accommodate any increases in call volume and may lead to more dropped calls than in other parts of our territory. In addition, under the Sprint PCS Agreements, we have no right to compel Sprint PCS to sell spectrum licenses to us in areas where Sprint PCS owns less than 20 MHz of spectrum. Accordingly, if Sprint PCS were to terminate the Sprint PCS Agreements, it is likely that we would be unable to operate our business in New Mexico and Durango.

THE TECHNOLOGY WE USE HAS LIMITATIONS, COULD BECOME OBSOLETE AND HAS AN UNCERTAIN FUTURE

     The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in customer requirements and preferences. We employ CDMA, the digital wireless communications technology selected by Sprint PCS for its network. CDMA may not provide the advantages expected by Sprint PCS. If another technology becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology. We may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost. For more information on technology, including CDMA technology, see "Business -- Technology."

UNAUTHORIZED USE OF, OR INTERFERENCE WITH, THE SPRINT PCS NETWORK COULD DISRUPT OUR BUSINESS

     Although CDMA reduces some of the risks associated with fraud and cloning, we may incur costs associated with the unauthorized use of the Sprint PCS network. Fraudulent use of the Sprint PCS network increases operating costs. In addition, our border markets are susceptible to uncertainties related to areas not governed by the FCC. For example, unauthorized microwave radio signals near the border in Mexico could disrupt our service in the United States.

WE FACE RISKS RELATING TO THE YEAR 2000 ISSUE

     Our systems, the systems of Sprint or Sprint PCS and the systems of other third parties upon whom we depend may be unable to recover from system interruptions resulting from the year 2000 date change. If difficulties do arise, our business may not be operational for a period of time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000 Issue on the Operations and Financial Condition of Alamosa."

INDUSTRY RISKS

WE MAY EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER WHICH WOULD INCREASE OUR COSTS OF OPERATIONS AND REDUCE OUR REVENUE

     The PCS industry in general and Sprint PCS in particular have experienced a higher rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including:

     - network coverage;

     - reliability issues such as blocked calls, dropped calls and handset problems;

     - non-use of handsets;

     - change of employment;

     - non-use of customer contracts;

     - affordability;

     - price competition;

     - customer care concerns; and

     - other competitive factors.

     A high rate of customer turnover could adversely affect our competitive position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by customers. In particular, Sprint PCS's handset return policy, which we are required to follow, allows customers to return used handsets within 30 days of purchase and receive a full refund. However, we may incur some costs in connection with reissuing the handsets to customers and, if we return the handsets to Sprint PCS, we receive a credit which is less than the amount we originally paid for the handset. Accordingly, we may lose money in connection with this handset return policy and it is possible that a significant number of handsets will be returned to us, particularly after the year-end holiday shopping season.

REGULATION BY GOVERNMENT AGENCIES AND TAXING AUTHORITIES MAY INCREASE OUR COSTS OF PROVIDING SERVICE OR REQUIRE US TO CHANGE OUR SERVICES

     The licensing, construction, use, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and, depending on the jurisdiction, state and local regulatory agencies and legislative bodies. Adverse decisions regarding these regulatory requirements could negatively impact Sprint PCS's operations and our costs of doing business. In addition, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our relationship with Sprint PCS.

USE OF WIRELESS HANDSETS MAY POSE HEALTH RISKS

     Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health problems, including cancer, may interfere with various electronic medical devices, including hearing aids and pacemakers, and may cause explosions if used while fueling an automobile. Concerns over radio frequency emissions may discourage use of wireless handsets or expose us to potential litigation.

DEPENDENCE ON FOURTH QUARTER RESULTS

     The wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters. A number of factors contribute to this trend, including:

     - the increasing use of retail distribution which is dependent upon the year-end holiday shopping season, the timing of new product and service announcements and introductions;

     - competitive pricing pressures; and

     - aggressive marketing and promotions.

     If Alamosa has a worse than expected fourth quarter for any reason, including (1) Alamosa's inability to match or beat pricing plans offered by competitors, (2) the failure to adequately promote Sprint PCS's products, services and pricing plans, (3) the inability of Alamosa to obtain an adequate supply or selection of handsets, (4) a downturn in the economy of some or all markets in our territory or (5) a poor holiday shopping season due to extreme weather conditions or otherwise, then the price of our common stock and our results of operations could be adversely affected.

WE FACE SIGNIFICANT COMPETITION

     Competition in the wireless communications services industry is intense. We anticipate that competition will cause the market prices for two-way wireless products and services to decline in the future. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry. Several of these factors include the introduction of new services, changes in consumer preferences, demographic trends or economic conditions and discount pricing strategies by competitors. Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS's consent to sell non-Sprint PCS approved equipment may limit our ability to keep pace with our competitors on the introduction of new products, services and equipment. Some of our competitors (1) have substantially greater financial, technological, marketing and sales and distribution resources than us, (2) have more extensive coverage in specific areas of our territory or have broader regional coverage than us and (3) may market other services, such as traditional landline telephone service, cable television access and access to the Internet, with their wireless communications services. Furthermore, there has been a recent trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. Several large competitors already exist, such as AT&T Wireless with over
11.0 million subscribers and the recent partnership of Bell Atlantic-GTE and Vodafone AirTouch with over 19.0 million combined subscribers. We may be unable to compete successfully with larger competitors who have substantially greater resources or who offer more services than we do. For more information on the competition we face in the wireless communications industry see
"Business -- Competition."

RISKS RELATING TO THE OFFERING

OUR EXISTING STOCKHOLDERS MAY BE ABLE TO CONTROL THE OUTCOME OF SIGNIFICANT MATTERS PRESENTED TO STOCKHOLDERS FOLLOWING THE COMPLETION OF THIS OFFERING

     Upon completion of this offering of common stock, our existing stockholders
will beneficially own approximately   % of our outstanding common stock on a
diluted basis, or approximately   % if the underwriters' over-allotment option
is exercised in full. Consequently, those persons, if they act as a group, will be able to control the outcome of matters submitted for stockholder action including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control. For more information on this subject, please refer to "Management" and "Principal Stockholders."

OUR STOCKHOLDERS, MEMBERS OF MANAGEMENT AND DIRECTORS MAY BE SUBJECT TO CONFLICTS OF INTEREST

     Some of our stockholders and members of management have significant investments in communications services companies that compete with Alamosa. In addition, several of our directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Alamosa. For example, David Sharbutt, our chairman and chief executive officer, is also a senior consultant, director and shareholder of Hicks & Ragland. Hicks & Ragland is an engineering consulting firm that provides services to us as well as other telecommunications companies. Hicks & Ragland's interests may be adverse to ours, which could create a conflict of interest for Mr. Sharbutt. In addition, the employment agreement related to Mr. Sharbutt's position as a senior consultant of Hicks & Ragland does not specify the time requirements of his employment. However, his employment agreement with us requires Mr. Sharbutt to devote his full time and effort to the business and affairs of Alamosa. We cannot assure you that Mr. Sharbutt's responsibilities as an employee of Hicks & Ragland will not require significant professional time and effort. See "Certain Relationships and Related Transactions" for details related to these and other related party transactions.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE

     The market price of our common stock could be subject to significant fluctuations due to a variety of factors. Those factors include:

     - variations in quarterly operating results and financial performance;

     - announcements of technological innovations or new products and services by Sprint PCS, us or our competitors;

     - our failure to achieve operating results consistent with securities analysts' projections;

     - the operating and stock price performance of, or rumors related to, Sprint PCS, our competitors or other companies that investors may deem comparable to us;

     - announcements of the introduction of new or enhanced services or related products by Sprint PCS, us or our competitors;

     - announcements of joint development efforts, mergers or corporate partnerships in the wireless telecommunications market; and

     - market conditions in the technology, telecommunications and other emerging growth sectors.

     The stock market has recently experienced extreme price volatility. Under these market conditions, stock prices of many emerging growth and development stage companies like us have often fluctuated in a manner unrelated or disproportionate to the operating performance of those companies.

PURCHASERS IN THIS OFFERING WILL EXPERIENCE DILUTION

     The initial public offering price is substantially higher than the net tangible book value per share of our common stock after the offering. Any common stock you purchase in the offering will have a post-offering net tangible book
value per share of $     , which will be $     less than the price you paid for
the share, assuming an initial public offering price of $     per share, the
midpoint of the range on the cover page of this prospectus. In addition, there will be more dilution if stock options are exercised and the Nortel warrants are issued. See "Dilution" for more information.

POSSIBLE SALES OF OUR COMMON STOCK BY EXISTING INVESTORS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECREASE

     A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of these sales, or the perception that these sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock being sold in this offering will be freely transferable under the securities laws immediately after issuance, except for any shares sold to our "affiliates." All of our stockholders, members of our senior management and our directors have agreed pursuant to written "lock-up" agreements that, for a period of 180 days from the date of this prospectus, they will not, among other things, sell their shares. As a result, upon the expiration of the lock-up agreements 180 days after the
date of this prospectus, an additional      shares of our common stock will be
eligible for sale subject, in most cases, to volume and other restrictions under federal securities laws. See "Shares Eligible for Future Sale" for more information.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BYLAWS COULD LIMIT OUR SHARE PRICE AND DELAY A TAKEOVER OR CHANGE IN CONTROL OF ALAMOSA

     Our certificate of incorporation provides that our board of directors may issue preferred stock without stockholder approval. In addition, our bylaws provide for a classified board, with each board member serving a three-year term. These provisions, among others, may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Alamosa, even though a change in ownership might be economically beneficial to us and our stockholders. See "Description of Capital Stock -- Delaware Law and Selected Charter, Bylaw and Sprint PCS Agreement Provisions" for more information.

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

              THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

     This prospectus contains statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

     - forecasts of growth in the number of consumers using PCS services and in estimated populations;

     - statements regarding our plans for, schedule for and costs of the build-out of our portion of the Sprint PCS network;

     - statements regarding our anticipated revenues, expense levels, liquidity and capital resources, operating losses and projections of when we will launch commercial PCS service in particular markets;

     - statements regarding expectations or projections about markets in our territory;

     - statements regarding our preparedness for the year 2000 date change; and

     - other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan," "estimate," "project," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

     - our dependence on our affiliation with Sprint PCS;

     - the need to successfully complete the build-out of our portion of the Sprint PCS network on our anticipated schedule;

     - our limited operating history and anticipation of future losses;

     - our dependence on Sprint PCS's back office services;

     - potential fluctuations in our operating results;

     - our potential need for additional capital or the need for refinancing existing indebtedness;

     - our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

     - changes or advances in technology;

     - our competition; and

     - our ability to attract and retain skilled personnel.

     For a discussion of some of these factors, see "Risk Factors" beginning on page 6.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the common stock we are offering, after deducting underwriting discounts and
commissions and estimated offering expenses will be approximately $     million,
or approximately $     million if the underwriters exercise their over-
allotment option in full, based on an assumed initial public offering price of
$     per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds from the common stock offering, together with previously funded equity and the committed level of Nortel loan financing, to fund:

     - capital expenditures of approximately $     million, representing the
       build-out of markets in Wisconsin, Arizona and Colorado, as well as the further expansion of coverage in existing markets in Texas and New Mexico;

     - operating losses and working capital requirements of approximately $ million; and

     - general corporate purposes of $     million.

     We will retain broad discretion in the allocation of the net proceeds of this offering. This discussion represents our best estimate of the allocation of the net proceeds of this offering based upon our current plans. Actual expenditures may vary substantially from these estimates and we may find it necessary or advisable to reallocate the net proceeds within the above-described categories or to use portions for other purposes. The timing and the coverage of our build-out plan may change due to various reasons, including shifts in populations or network focus, changes or advances in technology, acquisition of other markets, businesses, products or technologies and factors causing a delay in the build-out of some markets. Any changes in the timing or build-out plan may cause changes in our use of proceeds. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products or technologies that are complementary to our business. Other than the proposed changes to the Sprint PCS Agreements, we currently do not have any commitments or agreements for any acquisitions or investments of this kind.

     Pending these uses, we expect to invest the net proceeds from the sale of the common stock in short-term investment grade securities which will earn interest.

                                DIVIDEND POLICY

     We do not expect to pay cash dividends on our capital stock in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our board of directors and will depend upon our results of operations, financial condition and capital expenditure plans, as well as other factors that our board of directors considers relevant. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                                 CAPITALIZATION

     The following table shows our cash and cash equivalents, short term debt and capitalization:

     - as of June 30, 1999; and

     - as adjusted to reflect the sale in the offering of      shares of common
       stock at an initial offering price of $     per share, the midpoint of
       the range on the cover of the prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of $ million.

                                                                AS OF JUNE 30, 1999
                                                              ------------------------
                                                              ACTUAL(1)    AS ADJUSTED
                                                              ---------    -----------
                                                               (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Cash and cash equivalents...................................   $ 8,077       $
                                                               =======       ======
Short-term debt
  Notes payable.............................................   $   389       $
Long-term debt:
  Nortel financing..........................................    35,401
  Capital lease obligations(2)..............................       859
                                                               -------
  Total long-term debt......................................    36,260
Stockholders' equity (deficit):
  Preferred stock, par value $.01 per share; 5,000,000
     shares authorized; no shares issued and outstanding....        --
  Common stock, par value $.01 per share, 150,000,000 shares authorized; 40,000,000 shares outstanding, actual;
     shares outstanding, as adjusted........................       400
  Additional paid-in capital................................    24,536
  Unearned compensation.....................................    (3,324)
  Accumulated deficit.......................................    (6,686)
                                                               -------       ------
     Total stockholders' equity (deficit)...................    14,926
                                                               -------       ------
          Total capitalization..............................   $51,575       $
                                                               =======       ======

---------------

(1) Reflects the reorganization as if it had occurred upon the inception of Alamosa PCS, LLC.

(2) Includes current maturities.

                                    DILUTION

     Our net tangible book value at June 30, 1999, was $     million or $
per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of total liabilities and divided by the number of shares of common stock outstanding. After giving
effect to our sale of      shares of common stock in the offering, and deducting
underwriting discounts and commissions and estimated offering expenses, our as-adjusted net tangible book value as of June 30, 1999 would have been
approximately $     million, or $     per share. This represents an immediate
dilution of $     per share to new investors purchasing shares of common stock in the offering and an immediate increase in net tangible book value to existing
stockholders of $     per share.

     Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after the sale of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............              $
Net tangible book value per share as of June 30, 1999.......  $
Increase in net tangible book value per share attributable
  to the offering...........................................
                                                              --------
As adjusted net tangible book value per share after the
  offering..................................................
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     The following table summarizes, on an as-adjusted basis as of June 30, 1999, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in the offering, assuming an
offering price of $     per share, the midpoint of the range on the cover page
of this prospectus, before the deduction of underwriting discounts and
commissions and estimated offering expenses of $     million payable by us:

                                                SHARES                 TOTAL
                                               PURCHASED           CONSIDERATION       AVERAGE
                                          -------------------   -------------------   PRICE PER
                                           NUMBER    PERCENT     AMOUNT    PERCENT      SHARE
                                          --------   --------   --------   --------   ---------
Existing stockholders(1)................
New investors...........................
          Total.........................

---------------

(1) Reflects the reorganization as if it had occurred upon the inception of Alamosa PCS, LLC.

     The foregoing tables assume no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options and warrants. To the extent that any shares are issued in connection with the underwriters' over-allotment option, outstanding options or warrants, you will experience further dilution. See "Management -- Benefit Plans -- 1999 Omnibus Securities Plan,"
"Management -- Employment Agreements" and "Description of the Nortel
Financing -- The Nortel Credit Facility -- Warrants."

                            SELECTED FINANCIAL DATA

     The selected financial data presented below under the captions "Statement of Operations Data," "Per Share Data" and "Balance Sheet Data" for, and as of the end of, the period from inception to December 31, 1998 are derived from the audited financial statements of Alamosa PCS Holdings, Inc. These financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants.

     It is important that you also read the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements for the period ended December 31, 1998, the related notes and the independent auditors' report.

     The selected unaudited financial data presented below as of and for the six months ended June 30, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of financial position and results of operations. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.

                                                                 PERIOD FROM
                                                                JULY 16, 1998       FOR THE SIX MONTH
                                                             (INCEPTION), THROUGH     PERIOD ENDED
                                                                 DECEMBER 31,           JUNE 30,
                                                                     1998                 1999
                                                             --------------------   -----------------
                                                                      (DOLLARS IN THOUSANDS,
                                                                      EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................         $  --                $    35
  Cost of sales............................................            --                     35
  Total operating expenses.................................           958                  5,969
  Operating loss...........................................          (958)                (5,968)
  Net loss.................................................          (924)                (5,763)
  Number of subscribers....................................
PER SHARE DATA:
  Basic and diluted net loss per share of common
     stock(1)(2)...........................................         $(.02)               $  (.14)
  Pro forma net loss per share of common stock(1)(2).......          (.02)                  (.14)

                                                                               AS OF JUNE 30,
                                                                                    1999
                                                                AS OF       ---------------------
                                                             DECEMBER 31,                 AS
                                                                 1998       ACTUAL    ADJUSTED(3)
                                                             ------------   -------   -----------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................    $13,529      $ 8,077     $
  Property and equipment, net..............................        114        8,113
  Total assets.............................................     15,674       70,751
  Short-term debt(4).......................................         44          410
  Long-term debt(5)........................................        708       36,239
  Total liabilities........................................      1,598       55,825
  Equity...................................................     14,076       14,926

---------------

(1) For the periods presented, diluted weighted average shares outstanding exclude the common shares issuable on the exercise of stock options and warrants issuable to Nortel because inclusion would have been antidilutive. Pro forma net loss per share of common stock has been presented for the latest fiscal year and interim period. This presentation gives effect to adjustments for federal and state income taxes as if Alamosa had been taxed as a C Corporation for the periods ended December 31, 1998 and June 30, 1999.

(2) Reflects the reorganization as if it had occurred upon inception of Alamosa PCS, LLC.

(3) As adjusted Balance Sheet Data reflects the sale in the common stock
    offering of      shares of common stock at an initial offering price of
    $     per share, the midpoint of the range on the cover of the prospectus, less underwriting discounts and commissions and estimated offering expenses
    of $     million.

(4) Reflects notes payable of $20,145 and capital lease obligations of $23,637 as of December 31, 1998 and notes payable of $388,910 and capital lease obligations of $21,030 as of June 30, 1999.

(5) Reflects capital lease obligations of $708,074 as of December 31, 1998, and indebtedness incurred under the Nortel facility of $35,400,679 and capital lease obligations of $837,932 as of June 30, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis when you read the consolidated financial statements and the related notes included in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to, those under "Risk Factors" and "This Prospectus Contains Forward-Looking Statements."

OVERVIEW

     On July 17, 1998, we entered into the Sprint PCS Agreements. We have recently signed a letter of intent with Sprint PCS to modify the Sprint PCS Agreements to expand our territory so that it will include approximately 9.2 million licensed pops.

     As a Sprint PCS affiliate, we have the exclusive right to provide digital PCS services under the Sprint and Sprint PCS brand names in our territory. We are responsible for building, owning and managing the portion of the Sprint PCS network located in our territory. We market wireless products and services in our territory under the Sprint and Sprint PCS brand names. We offer national plans designed by Sprint PCS and intend to offer specialized local plans tailored to our market demographics. Our portion of the Sprint PCS network is designed to offer a seamless connection with Sprint PCS's national, 100% digital wireless network. We market wireless products and services through a number of distribution outlets located in our territory, including our own Sprint PCS stores, major national distributors and third party local representatives.

     We launched Sprint PCS service in our first market, Laredo, in June 1999, and have since commenced service in ten additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, Odessa, Abilene and San Angelo. Our systems reach approximately 2.7 million covered pops out of approximately 3.9 million licensed pops in those markets.

     We recognize 100% of revenues from Sprint PCS subscribers based in our territory, proceeds from the sales of handsets and accessories and fees from Sprint PCS and other wireless service providers when their customers roam onto our portion of the Sprint PCS network. Sprint PCS handles our billing and collections and retains 8% of all collected revenue from Sprint PCS subscribers based in our territory and fees from wireless service providers other than Sprint PCS when their subscribers roam onto our portion of the Sprint PCS network. We report the amount retained by Sprint PCS as an operating expense.

     As part of the Sprint PCS Agreements, we have the option of contracting with Sprint PCS to provide back office services such as customer activation, handset logistics, billing, customer service and network monitoring services. We have elected to delegate the performance of these services to Sprint PCS to take advantage of Sprint PCS's economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. The cost for these services is primarily calculated on a per subscriber and per transaction basis and is recorded as an operating expense.

     Since our inception, we have incurred substantial costs to negotiate our contracts with Sprint PCS and our debt financing from Nortel, to engineer our wireless system, to develop our business infrastructure and distribution channels and to begin the build-out of our portion of the Sprint PCS network. Prior to the opening of Laredo on June 22, 1999, we did not have any markets in operation. As of June 30, 1999, we had not generated significant revenues from customers and our accumulated deficit was $3.9 million. Through June 30, 1999, we incurred $50.6 million of capital expenditures and construction in progress related to the build-out of our portion of the Sprint PCS network. While we anticipate operating losses to continue, we expect revenue to increase substantially as the base of Sprint PCS subscribers located in our territory increases.

REGULATORY DEVELOPMENTS

     See "Regulation of the Wireless Telecommunications Industry" for a discussion of regulatory developments that could have a future impact on us.

SEASONALITY

     Our business is subject to seasonality because the wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increasing use of retail distribution, which is dependent upon the year-end holiday shopping season, the timing of new product and service announcements and introductions, competitive pricing pressures and aggressive marketing and promotions.

RESULTS OF OPERATIONS

     During July 1998, we signed the Sprint PCS Agreements to operate as the exclusive affiliate of Sprint PCS in our territory. Our operating activities have been focused on executing our build-out plan and developing our network infrastructure. Because we did not open our first market until June 22, 1999, we have not had significant revenue.

     REVENUE AND EXPENSE COMPONENTS

     Service Revenues. Service revenues are comprised of subscriber revenue, Sprint PCS roaming revenue, non-Sprint PCS roaming revenue and long distance revenue. Subscriber revenue consists of payments received from Sprint PCS subscribers based in our territory for monthly Sprint PCS service in our territory under a variety of service plans. These plans generally reflect the terms of plans offered by Sprint PCS nationally and are issued on a month-to-month basis. We receive Sprint PCS roaming revenue at a per minute rate from Sprint PCS or another Sprint PCS affiliate when Sprint PCS subscribers based outside of our territory use our portion of the Sprint PCS network. Pursuant to the Sprint PCS Agreements, Sprint PCS can change this per minute rate. Non-Sprint PCS roaming revenue primarily consists of fees collected from Sprint PCS customers based in our territory when they roam on non-Sprint PCS networks. These fees are based on rates specified in the customers' contracts. However, it is possible that in some cases these fees may be less than the amount we must pay to other wireless service providers that provide service to Sprint PCS customers based in our territory. Non-Sprint PCS roaming revenue also includes payments from wireless service providers, other than Sprint PCS, when those providers' customers roam on our portion of the Sprint PCS network. Our average revenue per user for Sprint PCS customers in our territory, including
long distance but excluding roaming revenue, was $     for the period from
          to           .

     Product Sales. 100% of the revenue from the sale of handsets and accessories are recorded, net of an allowance for returns, as product sales. Sprint PCS's handset return policy allows customers to return their handsets for a full refund within 30 days of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us. However, when handsets are returned to Sprint PCS for refurbishing, we receive a credit from Sprint PCS, which is less than the amount we originally paid for the handset.

     Cost of Services. Expenses related to providing wireless services to customers are included in cost of services. Among these costs are the cost of operations, fees related to data transfer via T-1 and other transport lines, inter-connection fees, Sprint PCS roaming fees, non-Sprint PCS roaming fees and other expenses related to operations. We pay Sprint PCS roaming fees when Sprint PCS subscribers based in our territory use the Sprint PCS network outside of our territory. Pursuant to the Sprint PCS Agreements, Sprint PCS can change this per minute rate. We pay non-Sprint PCS roaming fees to other carriers when Sprint PCS customers based in our territory use their network.

     Cost of Products Sold. The cost of products sold includes the cost of accessories and the cost of handsets up to the retail sales price. We expect the cost of handsets to exceed the retail sales price because we subsidize the price of handsets for competitive reasons. We recognize any excess of the cost of handsets over the retail sales price as an advertising expense.

     Selling, General and Administrative Expenses. Selling, general and administrative (SG&A) expenses include sales and marketing expenses, the 8% of collected revenue retained by Sprint PCS and amounts retained by Sprint PCS for customer service, billing, network monitoring and other services. Sales and marketing expenses include advertising expenses, promotion costs, sales commissions and expenses related to our distribution channels. Advertising expenses include any excess of the cost of a handset over the retail price. We have incurred significant SG&A expenses related to the development of our system. Virtually all of these expenses are related to the start-up of the business and were expensed according to AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

     Depreciation and Amortization. Depreciation is calculated using the straight line method over the useful life of the asset. We begin to depreciate the assets for each market only after we open that market.

     Interest and Other Income. Interest and other income generally has been generated from the investment of equity and loan proceeds held in liquid accounts waiting to be deployed.

     Interest Expense. Interest expense on the Nortel financing may be paid with loans obtained under the Tranche C Commitment of the Nortel facility until, in most circumstances, January 2002. See "Description of the Nortel
Financing -- The Nortel Credit Facility -- Loans and Interest Options." Gains or losses on hedging transactions related to interest rates will be netted against interest expense.

INCOME TAXES

     Our financial statements did not report any benefit for federal and state income taxes since we had elected to be taxed as a partnership prior to our reorganization. For the periods presented, the members of the limited liability company recorded our tax losses on their own income tax returns. Subsequent to the reorganization, we will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Had we applied the provisions of SFAS No. 109 for the period from inception (July 16, 1998) through June 30, 1999, the deferred tax asset generated, primarily from temporary differences related to the treatment of start-up costs, unearned compensation and from net operating loss carry forwards, would have been offset by a full valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations through capital contributions from our owners and through debt financing provided by Nortel. As of June 30, 1999, we had a $123.0 million senior credit facility with Nortel, of which, $35.4 million had been drawn. The agreement has since been amended to increase the facility to $250.0 million as of the closing of this offering. This financing agreement allows us to borrow up to 150% of the value of equipment we purchase from Nortel to build our portion of the Sprint PCS network. The terms of the facility do not require cash interest payments until the earlier of (1) January 2001, only if we have not borrowed at least $100.0 million under the Nortel financing by that time, (2) January 2002 and (3) the date the Tranche C Commitment is fully funded. Principal payments are scheduled to begin on the earlier of (1) June 30, 2001, only if we have not borrowed at least $100.0 million under the Nortel financing by January 31, 2001 and (2) September 30, 2002. Our financing with Nortel will be used to purchase equipment, pay interest and cover approved working capital costs. In connection with the facility, we are required, unless we meet specified conditions, to issue warrants to Nortel on the second anniversary of the closing date of the facility. Subject to market conditions, we intend to refinance a portion of the Nortel financing through a subordinated debt offering, a portion of the proceeds of which will be used to prepay outstanding amounts of the Nortel loans. We will attempt to complete this offering before the second anniversary of the closing of the Nortel facility, thus preventing the issuance of the warrants to Nortel. The warrants are exercisable to purchase shares of our common stock representing 2% of the total shares outstanding as of the closing of the offering. The exercise price of the warrants would be equal to the initial public offering price of the common stock sold in this offering. We will amortize the fair value of these contingent warrants as debt issuance costs over the term of the Nortel loan. For more information on the financing facility, see "Description of the Nortel Financing."

     Net cash used in and provided by operating activities was $(127,954) for the period ending December 31, 1998, and $10,425,070 for the six months ending June 30, 1999. Cash used in operating activities for the periods were attributable to operating losses and working capital needs.

     Net cash used in investing activities was $(1,342,969) for the inception period ending December 31, 1998, and $(19,680,167) for the six month period ending June 30, 1999. The expenditures were related primarily to the purchase of office equipment, telephone equipment and network infrastructure needed to begin construction of our portion of the Sprint PCS network.

     Net cash provided by financing activities was $15,000,000 for the inception period ending December 31, 1999, and $3,803,115 for the six month period ending June 30,1999.

     As of June 30, 1999, the primary sources of liquidity for Alamosa were $8.1 million in cash and $87.6 million of unused capacity under the Nortel credit facility.

     We anticipate that the proceeds from this offering, when combined with previously funded equity and the committed level of debt financing from Nortel, will be adequate to fund required capital expenditures, working capital requirements, operating losses and other cash needs of our business. We believe that we will require approximately $400.0 million to complete the current build-out plan and fund working capital losses through the year 2001. However, the actual funds required to build-out our portion of the Sprint PCS network and to fund operating losses and working capital needs may vary materially from these estimates, and additional funds could be required in the event of unforeseen delays, cost overruns, unanticipated expenses, engineering design changes and other technology risks. In addition, if we complete our build-out more rapidly than currently anticipated, or if we contract to develop additional markets, we will need to raise additional equity or debt capital. We cannot be sure that we will be able to obtain the additional financing necessary to satisfy our cash requirements or to implement our growth strategy on acceptable terms or at all. In particular, covenants in our loan agreement with Nortel place restrictions on our subsidiaries' ability to raise additional equity or debt capital without Nortel's consent. If we cannot obtain financing on terms acceptable to us, we may be forced to curtail our planned business expansion and may be unable to fund our ongoing operations. For more information see "Risk Factors -- Risks Particular to Alamosa -- We may need more capital than we currently project to build-out our portion of the Sprint PCS network."

     Included in construction in progress are several capital leases related to network equipment and build-out. At December 31, 1998, the capital leases totaled $728,219 and included long-term capital lease obligations of $708,074. At June 30, 1999, the capital leases totaled $858,962 and included long-term capital lease obligations of $837,932. See "Description of the Nortel
Financing -- The Nortel Credit Facility -- Loans and Interest Options." No amortization was recorded under these leases through June 30, 1999.

IMPACT OF YEAR 2000 ISSUE ON THE OPERATIONS AND FINANCIAL CONDITION OF ALAMOSA

     The year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, that software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities.

     We believe that our computer systems and software are year 2000 compliant. To the extent that we implement our own computer systems and software in the future, we will assess year 2000 compliance prior to their implementation. We have not incurred any costs relating to year 2000 compliance. In the process of constructing our portion of the Sprint PCS network, we have entered into material agreements with several third-party vendors. We rely on them for all of our important operating, computer and non-information technology systems. We will purchase critical back office services from Sprint PCS, and our network infrastructure equipment will be contractually provided by Nortel. We are highly dependent on Sprint PCS and other vendors for year 2000 compliance of their network elements, computer systems, software applications and other business systems. If Sprint PCS, Nortel or any other third party vendors fail to become year 2000 compliant, our services could be interrupted and our business could be adversely effected. We have contacted our third party vendors and believe that they will be year 2000 compliant. However, we have no contractual or other right to compel their compliance.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

     We are subject to some interest rate risk on our financing from Nortel and any future floating rate financing.

     The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with the Nortel financing based on our projected level of long-term indebtedness:

                                                                  YEARS ENDING DECEMBER 31,
                                                           ---------------------------------------
                                                           1999   2000   2001   2002   2003   2004   THEREAFTER
                                                           ----   ----   ----   ----   ----   ----   ----------
                                                                          (DOLLARS IN THOUSANDS)
Fixed Rate Instruments:
  Capital Leases.........................................  $ 53   $106   $106   $106   $106   $111     $1,088
    Average Interest Rate................................  10.0%  10.0%  10.0%  10.0%  10.0%  10.0%      10.0%
Variable Rate Instruments:
  Nortel Senior Debt(1)..................................  $ 87   $139   $233   $233   $189   $113         --
    Average Effective Interest Rate......................   9.3%   9.3%   9.3%   9.3%   9.3%   9.3%        --
Principal payments.......................................    --     --     --   $ 17   $ 38   $195         --

---------------

(1) Interest rate on the Nortel financing equals, at our option, either the London Interbank Offered Rate (LIBOR) + 3.75%, or the prime or base rate of Citibank, N.A. plus 2.75%. LIBOR is assumed to equal 5.5% for all periods presented.

     Our primary market risk exposure relates to:

     - the interest rate risk on long-term and short-term borrowings; and

     - the impact of interest rate movements on our ability to meet interest expense requirements and meet financial covenants.

     The carrying value of the financial instruments approximates fair value.

     As a condition to the Nortel financing, we must maintain one or more interest rate protection agreements in an amount equal to 50% of the total debt under the financing. While we cannot predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

INFLATION

     Management believes that inflation has not had, and is not likely to have, a material adverse effect on our results of operations.

EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     We do not believe that any recently issued accounting pronouncements will have any material impact on our financial position, results of operations or cash flows.

                                    BUSINESS

OVERVIEW

     Alamosa is a provider of wireless personal communication services in the southwestern and midwestern United States. We are part of the Sprint PCS network. Sprint PCS, directly and through affiliates such as us, provides wireless services in more than 4,000 cities and communities across the country. We have the exclusive right to provide digital PCS services under the Sprint and Sprint PCS brand names in our territory. We have recently signed a letter of intent to expand our territory so that it will include approximately 9.2 million licensed pops. These pops are primarily located in smaller cities and in markets with above average growth rates in Texas, New Mexico, Arizona, Colorado and Wisconsin.

     We believe that our strategic relationship with Sprint PCS provides significant competitive advantages by allowing us to establish high quality, branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would be possible without our affiliation with Sprint PCS.

     Our territory offers several competitive advantages as a result of its attractive market footprint. Our territory is a high growth area. The overall population growth rate in our territory for the period from 1990 to 1998 was approximately 1.5% per year, approximately 45% above the national average. We expect to face fewer competitors in our territory than is generally the case for carriers operating in more urban markets. We expect to have significant Sprint PCS roaming revenue because our territory adjoins several major Sprint PCS markets and contains several vacation destinations and border markets.

     Since inception in July 1998, we have launched Sprint PCS service in eleven markets with approximately 2.7 million covered pops out of approximately 3.9 million licensed pops in those markets. We anticipate that the proceeds of this offering, when combined with previously funded equity and the committed level of debt financing from Nortel, will be adequate to fund required capital expenditures, working capital requirements, operating losses and other cash needs of our business.

WIRELESS INDUSTRY GROWTH

     Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as PCS, cellular telephone services and enhanced specialized mobile radio service (ESMR).

     Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers for cellular, PCS and ESMR has increased from an estimated 340,213 at the end of 1985 to an estimated 79.7 million as of October 7, 1999, according to the Cellular Telecommunications Industry Association (CTIA), an international association for the wireless industry. The following chart sets forth statistics for the domestic wireless telephone industry as a whole, as published by the CTIA.

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                     1994     1995     1996     1997     1998
                                                    ------   ------   ------   ------   ------
WIRELESS INDUSTRY STATISTICS(1)
Total service revenues (in billions)..............  $14.2    $19.1    $23.6    $27.5    $33.1
Wireless subscribers at end of period (in
  millions).......................................   24.1     33.8     44.0     55.3     69.2
Subscriber growth.................................   50.8%    40.0%    30.4%    25.6%    25.1%
Average local monthly bill(2).....................  $56.21   $51.00   $47.70   $42.78   $39.43

---------------

(1) Reflects domestic commercial cellular, ESMR and PCS providers.

(2) Does not include revenue from roaming and long distance.

     Paul Kagan Associates, Inc., an independent media and telecommunications consultant, estimates that the number of wireless users will increase to approximately 131 million by the end of 2002 and 160 million by the end of 2005. This growth is expected to be driven largely by a substantial projected increase in PCS users, who are forecast to account for approximately 31% of total wireless users in 2002 and 37% in 2005, representing a significant increase from approximately 10% as of the end of 1998. Paul Kagan Associates, Inc. projects that total wireless industry penetration, defined as the number of wireless subscribers nationwide divided by total United States population, will grow from an estimated 26% in 1998 to 54% in 2005.

     We believe that a significant portion of the predicted growth in the consumer market for wireless telecommunications will result from anticipated declines in costs of service, increased versatility and increased awareness of the productivity, convenience and privacy benefits associated with the services offered by PCS providers. We also believe that the rapid growth in the use of notebook computers and personal digital assistants, combined with emerging software applications for delivery of electronic mail, fax and database searching, will contribute to the growing demand for wireless services.

SPRINT PCS

     Sprint is a diversified telecommunications service provider whose principal activities include long distance service, local service, wireless telephone products and services, product distribution and directory publishing activities, and other telecommunications activities, investments and alliances. The PCS Group of Sprint, commonly referred to as Sprint PCS, is a wholly-owned operating unit of Sprint and operates the only 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single technology. Sprint PCS owns licenses to provide wireless service to an area containing approximately 270 million licensed pops throughout the United States, including Puerto Rico and the U.S. Virgin Islands. The Sprint PCS network uses CDMA technology nationwide.

     Sprint PCS launched commercial PCS in the United States in November 1995. Since then, Sprint PCS has experienced rapid customer growth and has reported providing service to approximately 4.0 million customers with average revenue per subscriber of $54 as of June 30, 1999. In the fourth quarter of 1998, Sprint PCS added approximately 836,000 net wireless subscribers. Sprint PCS added approximately 1.4 million net wireless subscribers in the first six months of 1999. As of June 30, 1999, Sprint PCS, directly and through affiliates such as us, operated PCS systems in more than 4,000 cities and communities across the United States. The following table, showing the quarterly end-of-period subscriber data for Sprint PCS, illustrates Sprint PCS's subscriber growth from the beginning of 1997 to the end of the second quarter of 1999.

                                  1997                        1998                    1999
                          ---------------------   -----------------------------   -------------
                          Q1    Q2    Q3    Q4     Q1      Q2      Q3      Q4      Q1      Q2
                          ---   ---   ---   ---   -----   -----   -----   -----   -----   -----
Total subscribers
(in thousands)..........  192   347   570   887   1,114   1,365   1,751   2,587   3,350   3,967

COMPETITIVE STRENGTHS

     STRATEGIC RELATIONSHIP WITH SPRINT PCS

     We are one of the largest affiliates of Sprint PCS based on number of licensed pops and our territory adjoins several major Sprint PCS markets. The build-out of our territory will significantly extend Sprint PCS's coverage in the southwestern and midwestern United States, which we believe is important to Sprint PCS's national strategy. We believe that our affiliation with Sprint PCS allows us to establish high quality, branded wireless services more quickly, at a lower cost and with lower initial capital requirements than would otherwise be possible. Specifically, we benefit from:

     Immediate Brand Recognition. We market products and services directly under the Sprint and Sprint PCS brand names. We immediately benefit from the recognizable Sprint and Sprint PCS brand names and national advertising as we open markets. We offer pricing plans, promotional campaigns and handset and accessory promotions of Sprint PCS. We expect that customers will choose Sprint PCS services in large part based on the Sprint and Sprint PCS brand names and national advertising. Furthermore, because of the Sprint and Sprint PCS brand names, we are able to reduce the advertising costs that would be required to establish our own brand in the wireless services market.

     Existing Distribution Channels. We benefit from relationships with major national retailers who distribute Sprint PCS products and services under existing Sprint PCS contracts. Approximately 300 retail outlets will sell and distribute Sprint PCS products and services throughout our territory. Furthermore, we will benefit from sales made by Sprint PCS to customers in our territory through its national telemarketing sales force, national account sales team and Internet sales capability. These existing distribution channels provide immediate access to customers as our services become available in their area. For more information on our distribution plan, see "-- Sales and Distribution."

     Sprint PCS's National Footprint. We believe that our ability to offer access to Sprint PCS's national wireless network represents a competitive advantage over regional offerings. We also expect to derive additional revenue from Sprint PCS when its customers based outside of our territory roam on our portion of the Sprint PCS network.

     High Capacity Network. Sprint PCS built its network around CDMA digital technology, which we believe provides advantages in capacity, voice-quality, security and handset battery life. For more information on the benefits of CDMA technology, see "-- Technology -- CDMA Technology."

     Sprint PCS's Licensed Spectrum. Sprint PCS has invested approximately $100 million to purchase the PCS licenses in our territory and to pay costs to remove sources of microwave signals that interfere with the licensed spectrum, a process generally referred to as microwave clearing. Our early stage financing requirements have been significantly reduced as a result of this investment by Sprint PCS.

     Better Equipment Availability and Pricing. We expect to be able to acquire handsets and network equipment more quickly and at a lower cost than we would without our affiliation with Sprint PCS. For example, Sprint PCS will use commercially reasonable efforts to obtain for us the same discounted volume-based pricing on wireless-related products and warranties as Sprint PCS receives from its vendors.

     Established Back Office Support Services. We have contracted with Sprint PCS to provide critical back office services, including customer activation, handset logistics, billing, customer care and network monitoring services. Because we do not have to establish and operate our own systems, we are able to accelerate our market launches and capitalize upon Sprint PCS's economies of scale.

     Access to the Sprint PCS Wireless Web. We plan to support the recently announced Sprint PCS Wireless Web service in our portion of the Sprint PCS network. For more information on the Sprint PCS Wireless Web, see "-- Products and Services -- Access to the Sprint PCS Wireless Web."

     ATTRACTIVE MARKET FOOTPRINT

     We believe that our territory is attractive for several reasons, including:

     Favorable Demographics. The overall population growth rate in our territory was approximately 1.5% per year from 1990 to 1998, approximately 45% above the national average. We serve nine of the 50 fastest growing markets in the United States, including all of Laredo and a portion of Las Vegas, the two fastest growing markets. Furthermore, the cities in Mexico directly across from our border markets have over one million pops and the northbound border crossings for these markets are approximately 165,000 persons per day. We expect that some of these people who enter our territory will use the Sprint PCS network.

     Fewer Competitors. We expect to face fewer competitors in our markets than is generally the case for carriers operating in more urban markets. As of September 30, 1999, three or fewer carriers (other than Alamosa) operated in markets that comprise over 80% of the licensed pops in our territory. By comparison, less than 10% of the licensed pops in the 50 most populated markets in the United States are served by four or fewer carriers. In addition, no single competitor or affiliated group of competitors has launched service that reaches more than half of the licensed pops in our territory. We believe that our most extensive competition comes from Nextel Communications, Inc., which has launched service in less than 40% of the licensed pops in our territory, followed by the contemplated partnership between Bell Atlantic Corp./GTE Corp. and Vodafone AirTouch Plc, that has launched service in less than 30% of the licensed pops in our territory. AT&T Wireless Services, Inc. has launched service in less than 20% of the licensed pops in our territory. We anticipate that the Sprint PCS brand and the bundled long distance offers of the "Free and Clear" plans will be effective in this competitive environment. Sprint PCS's "Free and Clear" calling plans includes free long distance calling from anywhere on the national PCS network to anywhere in the United States.

     Opportunity for Sprint PCS Roaming Revenue. We anticipate that we will have significant Sprint PCS roaming revenue. We receive Sprint PCS roaming revenue from Sprint PCS when its subscribers based outside our territory roam on our portion of the Sprint PCS network. For a more detailed description of Sprint PCS roaming revenue, see "-- Roaming Revenue."

     - Our territory adjoins several major Sprint PCS markets that are already operational, including Dallas/Ft. Worth, Phoenix, Minneapolis, Denver, Las Vegas, Milwaukee, San Antonio and Austin. These metropolitan statistical areas contain approximately 19.3 million licensed pops and the growth rates in these markets was approximately 2.5% from 1990 to 1998. The interstate corridors in our territory include I-17 (Phoenix to Flagstaff), I-25 (El Paso to Albuquerque/Santa Fe and Pueblo to Colorado Springs), I-27 (Lubbock to Amarillo), I-35 (San Antonio to Laredo), sections of I-35 (Dallas/Ft. Worth to Austin), I-20 (Abilene to Dallas), I-43 (Green Bay to Milwaukee), I-94 (Eau Claire to Minneapolis), I-90 (LaCrosse to Madison) and I-39 (Madison to Wausau). While we believe that the build-out of these interstate corridors will generate revenue for us, the cost of build-out per covered pop will be higher than other areas due to the lower resident population counts along those interstate corridors.

     - Our territory receives approximately           million visitors each year
       at popular vacation and tourist destinations, which include major ski resorts in Colorado and New Mexico such as Aspen, Taos and Telluride.

     - Our territory contains several markets near the Mexico border which we believe will benefit from high Sprint PCS roaming revenues generated from U.S. business travel to factories along the border and other border traffic. From May 1998 to April 1999, Laredo had border crossings of approximately 14 million cars, two million trucks, the highest number of truck crossings along the U.S.-Mexico border, and 8 million pedestrians. El Paso had border crossings of approximately 20 million cars, half a million trucks and 11 million pedestrians in the same period.

     LAUNCHED SERVICE AND FULLY FUNDED PLAN OF NETWORK BUILD-OUT

     We entered into the Sprint PCS Agreements in July 1998. We launched Sprint PCS service in Laredo in June 1999, and have since commenced service in ten additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, Odessa, Abilene and San Angelo. Our systems reach approximately 2.7 million covered pops out of approximately 3.9 million licensed pops in these markets. We expect to have a total of approximately 5.0 million covered pops by the end of 2000, and 5.9 million covered pops by the end of 2001, at which point we expect to have completed our build-out obligations to Sprint PCS and expect to have covered approximately 64% of the licensed pops in our territory. As of September 30, 1999, we served approximately 9,850 Sprint PCS subscribers based in our territory.

     We anticipate that the proceeds of this offering, when combined with previously funded equity and the committed level of debt financing from Nortel, will be adequate to fund required capital expenditures, working capital requirements, operating losses and other cash needs of our business. Further, we believe that this level of financing is adequate to achieve the objective in our business plan of covering approximately 64% of the licensed pops in our territory by the end of 2001 and to exceed the build-out requirements contained in the Sprint PCS Agreements. For more information, see "Risk Factors -- Risks

Particular to Alamosa -- We may not achieve or sustain operating profitability or positive cash flow from operating activities" and "-- We may need more capital than we currently project to build-out our portion of the Sprint PCS network."

BUSINESS STRATEGY

     We intend to become a leading provider of wireless PCS services in our territory. We believe that the following elements of our business strategy will enable us to rapidly launch our portion of the Sprint PCS network, distinguish our wireless service offerings from those of our competitors and compete successfully in the wireless communications marketplace.

     CAPITALIZE ON OUR AFFILIATION WITH SPRINT PCS

     In all of our markets, we plan to capitalize upon the extensive benefits of our Sprint PCS affiliation, in particular the Sprint and Sprint PCS brands and established distribution system. We also plan to emphasize the nationwide roaming and bundled long distance aspects of the "Free and Clear" plans, particularly in those markets where competitors are not offering nationwide one rate plans.

     ACCELERATE MARKET LAUNCH THROUGH EXPERTISE OF THIRD PARTIES

     We have entered into outsourcing or other relationships to benefit from specialized expertise or economies of scale of third parties and to build-out our portion of the Sprint PCS network more quickly and with lower initial capital and staffing requirements. Specifically, those relationships include:

     - The radio frequency design, project management, and networking interconnection is being performed by Hicks & Ragland, a national engineering consulting firm. This relationship allows us to quickly plan and begin network operations without the initial need to hire additional specialized technical personnel.

     - We entered into a "build-to-suit" contract with Specialty Capital Services, Inc. (Specialty), now a subsidiary of American Tower Corporation. Specialty is responsible for site acquisition, zoning, tower construction and identifying collocation opportunities. This arrangement allows us to focus on the development of a distribution network rather than the time consuming task of site acquisition and zoning.

     - We entered into a supply and installation contract with Nortel for network infrastructure. Nortel is an international equipment supplier well-known for its leadership in CDMA networks. In addition to assuming the responsibility for the integration of system operations, Nortel provides us with resources for product and service development.

     - We have contracted with Sprint PCS to provide back office services, such as customer activation, handset logistics, billing, customer care and network monitoring services. Because Sprint PCS provides these services, we can be sure that those services are compatible with, and similar to, the rest of Sprint PCS's infrastructure and services and that we are in compliance with Sprint PCS's customer service standards.

     For more information, see "-- Network Operations" and "-- Competitive Strengths -- Strategic Relationship with Sprint PCS -- Established Back Office Support Services."

     EXECUTE OPTIMAL BUILD-OUT PLAN

     We have targeted the high population density areas within our territory for network build-out as well as areas expected to generate significant Sprint PCS roaming revenue such as major interstates and the border crossings. We are building an all digital PCS network. Our radio frequency design is optimized to provide in-building coverage with high capacity traffic. We believe that our cell density, together with the use of CDMA technology, will allow our system to handle more customers with fewer dropped calls and better clarity than our competitors.

     IMPLEMENT EFFECTIVE OPERATING STRUCTURE

     Our organization and management structure is based on a market-focused model. Each market area, averaging 1.5 million pops, will be supported by a small corporate staff that provides services including network technical support, accounting, human resources, roaming administration, marketing support and Sprint liaison. The general manager in each market has responsibility for the profits and losses for his or her region. We believe that by placing experienced managers in these markets with the authority to tailor our marketing programs to local conditions, we can effectively market our products across a wide geographic area.

     EXPLORE STRATEGIC OPPORTUNITIES TO EXPAND AND FURTHER BUILD-OUT OUR TERRITORY IN THE FUTURE

     Upon the successful build-out of our current territory, we plan to explore strategic expansion of our territory through additional affiliations and further build-out of our existing territory.

MARKETS AND NETWORK BUILD-OUT PLAN

     The following table lists the location, actual or projected launch date for network coverage, frequency, megahertz of spectrum, estimated licensed pops, estimated covered pops and population growth rates, for each of the markets that comprise our territory under the Sprint PCS Agreements.

                                                                          ESTIMATED   ESTIMATED   POPULATION
                              BTA        LAUNCH                 MHZ OF    LICENSED     COVERED      GROWTH
DESCRIPTION                  NO.(1)     DATE(2)     FREQUENCY  SPECTRUM    POPS(3)     POPS(4)     RATE(5)
-----------                  ------   ------------  ---------  --------   ---------   ---------   ----------
El Paso, TX................   128      July 1999       D/E        20        787,000     659,000       2.0%
Laredo, TX.................   242      July 1999        A         30        224,000     187,000       4.1%
Las Cruces, NM.............   244      July 1999        D         10        252,000     210,000       2.6%
Amarillo, TX...............   013      Sept 1999        B         30        405,000     244,000       0.7%
Lubbock, TX................   264      Sept 1999        B         30        400,000     240,000       0.2%
Midland, TX................   296      Sept 1999        B         30        127,000      76,000       1.4%
Odessa, TX.................   327      Sept 1999        B         30        221,000     133,000       0.4%
                                                                          ---------   ---------
          SUBTOTAL.........                                               2,416,000   1,749,000

Abilene, TX................   003     4th Qtr 1999      B         30        258,000     173,000       0.2%
Albuquerque, NM............   008     4th Qtr 1999      D         10        813,000     545,000       1.8%
San Angelo, TX.............   400     4th Qtr 1999      B         30        164,000     110,000       0.5%
Santa Fe, NM...............   407     4th Qtr 1999      D         10        213,000     143,000       2.1%
                                                                          ---------   ---------
          SUBTOTAL.........                                               3,864,000   2,720,000

Del Rio/Eagle Pass, TX.....   121     2nd Qtr 2000      A         30        121,000      76,000       2.0%
Flagstaff, AZ..............   144     2nd Qtr 2000      B         30        118,000      74,000       2.1%
Prescott, AZ...............   362     2nd Qtr 2000      B         30        158,000      98,000       4.1%
                                                                          ---------   ---------
          SUBTOTAL.........                                               4,261,000   2,968,000

Austin, TX(6)..............   027     4th Qtr 2000      B         30         57,000      45,000       3.8%
Dallas/Fort Worth, TX(6)...   101     4th Qtr 2000      B         30         72,000      57,000       1.0%
San Antonio, TX(6).........   401     4th Qtr 2000      A         30         88,000      69,000       2.7%
Temple/Killeen, TX(6)......   442     4th Qtr 2000      B         30        188,000     146,000       2.4%
Waco, TX(6)................   459     4th Qtr 2000      B         30        206,000     161,000       0.9%
Appleton/Oshkosh, WI.......   018     4th Qtr 2000      A         30        443,000     186,000       1.1%
Eau Claire, WI.............   123     4th Qtr 2000      A         30        192,000      80,000       0.6%
El Centro/Calexico, CA.....   124     4th Qtr 2000      A         30        152,000      71,000       3.5%
Fond du Lac, WI............   148     4th Qtr 2000      A         30         96,000      40,000       0.6%
Grand Junction, CO.........   168     4th Qtr 2000      A         30        234,000     110,000       2.8%

                                                                          ESTIMATED   ESTIMATED   POPULATION
                              BTA        LAUNCH                 MHZ OF    LICENSED     COVERED      GROWTH
DESCRIPTION                  NO.(1)     DATE(2)     FREQUENCY  SPECTRUM    POPS(3)     POPS(4)     RATE(5)
-----------                  ------   ------------  ---------  --------   ---------   ---------   ----------
Green Bay, WI..............   173     4th Qtr 2000      A         30        345,000     145,000       1.1%
La Crosse, WI/Winona, MN...   234     4th Qtr 2000      A         30        312,000     131,000       0.6%
Las Vegas, NV(6)...........   245     4th Qtr 2000      A         30        139,000      65,000       4.3%
Madison, WI(6).............   272     4th Qtr 2000      A         30        131,000      55,000       1.5%
Manitowoc, WI..............   276     4th Qtr 2000      A         30         83,000      35,000       0.3%
Milwaukee, WI(6)...........   297     4th Qtr 2000      A         30         85,000      35,000       1.1%
Minneapolis/St. Paul,
  MN(6)....................   298     4th Qtr 2000      A         30        145,000      61,000       1.5%
Phoenix, AZ(6).............   347     4th Qtr 2000      B         30        101,000      47,000       2.8%
Pueblo, CO.................   366     4th Qtr 2000      A         30        304,000     143,000       1.4%
Sheboygan, WI..............   417     4th Qtr 2000      A         30        111,000      47,000       0.7%
Sierra Vista/Douglas, AZ...   420     4th Qtr 2000      B         30        116,000      54,000       1.8%
Stevens Point/Marshfield/
  Wisconsin Rapids, WI.....   432     4th Qtr 2000      A         30        214,000      90,000       0.6%
Wausau/Rhinelander, WI.....   466     4th Qtr 2000      A         30        244,000     102,000       1.1%
Yuma, AZ...................   486     4th Qtr 2000      B         30        138,000      65,000       2.7%
                                                                          ---------   ---------
          SUBTOTAL.........                                               8,457,000   5,008,000

Big Spring, TX.............   040     2nd Qtr 2001      B         30         34,000      24,000      -0.1%
Brownwood, TX..............   057     2nd Qtr 2001      B         30         62,000      43,000       0.7%
Clovis, NM.................   087     2nd Qtr 2001      B         30         77,000      54,000       0.9%
Hobbs, NM..................   191     2nd Qtr 2001      B         30         56,000      39,000       0.1%
Wisconsin Corridors........    --     2nd Qtr 2001      A         30              *     116,000         *
                                                                          ---------   ---------
          SUBTOTAL.........                                               8,686,000   5,284,000

Carlsbad, NM...............   068     3rd Qtr 2001      D         10         54,000      22,000       1.2%
Denver, CO(6)..............   110     3rd Qtr 2001      A         30         62,000      88,000       2.9%
Farmington, NM/ Durango,
  CO.......................   139     3rd Qtr 2001      D         10        201,000      82,000       2.2%
Gallup, NM.................   162     3rd Qtr 2001      D         10        139,000      57,000       1.4%
Roswell, NM................   386     3rd Qtr 2001      D         10         81,000      33,000       1.5%
                                                                          ---------   ---------
          SUBTOTAL.........                                               9,223,000   5,566,000

Other Wisconsin
  Corridors................    --     4th Qtr 2001      A         30              *     362,000         *
                                                                          ---------   ---------
          SUBTOTAL.........                                               9,223,000   5,928,000

Waco, TX Corridors.........    --     2nd Qtr 2002      B         30              *      94,000         *
                                                                          ---------   ---------
          TOTAL............                                               9,223,000   6,022,000       1.5%

---------------

 * The estimated licensed pops and population growth rates along these interstates are included in this table under the appropriate market BTAs.

(1) BTA No. refers to the Basic Trading Area (BTA) number assigned to that market by the FCC for the purposes of issuing licenses for wireless services.

(2) These projected launch dates may change based on a number of factors, including shifts in populations or network focus, changes or advances in technology, acquisition of other markets and delays in market build-out due to reasons identified in "Risk Factors -- Risks Particular to Alamosa -- Factors outside our control may adversely affect our portion of the Sprint PCS network."

(3) Estimated licensed pops are based on projections of year-end 1999 population counts calculated by applying the annual growth rate from 1990 to 1998 to estimates of 1998 population counts compiled by the U.S. Census Bureau.

(4) Estimated covered pops are based on our actual or projected coverage in markets at the launch date using current projections of year-end 1999 population counts calculated by applying the annual growth rate from 1990 to 1998 to estimates of 1998 population counts compiled by the U.S. Census Bureau.

(5) Population growth rate represents the average annual growth rate during the period from 1990 to 1998, based on U.S. Census Bureau data.

(6) Licensed pops for these markets reflect only those licensed pops contained in our territory, not the total licensed pops in the entire BTA.

     Pursuant to the Sprint PCS Agreements, we have agreed to cover a minimum percentage of the pops in our territory within specified time periods. We plan to build-out our territory more rapidly than those network build-out requirements. For more information on the network build-out requirements, see "The Sprint PCS Agreements -- The Management Agreement -- Network Build-Out." We believe that our build-out plan is achievable based on our progress to date, the proven digital PCS technology we will use to build our portion of the Sprint PCS network and the established standards of Sprint PCS. However, our build-out plan may change for a number of reasons, including those described in footnote (1) to the table above.

NETWORK OPERATIONS

     GENERAL

     The effective operation of our portion of the Sprint PCS network requires public switched and long distance interconnection, the implementation of roaming arrangements, and the development of network monitoring systems. Our network connects to the public switched telephone network to facilitate the origination and termination of traffic between our network and both local exchange and long distance carriers. Sprint provides preferred rates for long distance services. Through our arrangements with Sprint PCS and Sprint PCS's arrangements with other wireless service providers, Sprint PCS subscribers based in our territory have roaming capabilities on other networks. We have a network monitoring system in our Lubbock switching center where we monitor our portion of the Sprint PCS network during normal business hours. For after hours monitoring, Sprint PCS's Network Operation Center provides 24 hour, seven day a week monitoring of our portion of the Sprint PCS network and notification to our designated personnel. This network monitoring process assists our staff in improving our network reliability without having to staff 24 hours a day.

     As of September 30, 1999, our portion of the Sprint PCS network currently includes 180 base stations and four switching centers. As of December 31, 2000, we anticipate our portion of the Sprint PCS network will include 588 base stations and nine switching centers.

     NORTEL EQUIPMENT AGREEMENT

     On December 21, 1998, we entered into a three year agreement with Nortel for our network equipment and infrastructure, including switches, base stations and controllers. Pursuant to the agreement, as amended effective as of the closing of the Nortel financing, Nortel will also provide installation and optimization services, such as network engineering and radio frequency engineering, for the equipment and grant us a nonexclusive license to use all the software associated with the Nortel equipment. During the term of the agreement we have committed to purchase $167.0 million worth of equipment and services from Nortel. Nortel finances these purchases pursuant to the Nortel credit facility described in "Description of the Nortel Financing." We submit purchase orders to Nortel for the equipment and services as needed. Under the agreement, we receive a discount on the network equipment and services because of our affiliation with Sprint PCS, but we must pay a 3% premium on any equipment and services

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financed by Nortel until the closing of the Nortel financing. After the closing of the Nortel financing, we are not required to pay this 3% premium. If our affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with our consent, modify the agreement to establish new prices, terms and conditions.

     TOWER AGREEMENT WITH SPECIALTY

     In August 1998, we entered into a nonexclusive master site development and lease agreement for tower sites with Specialty, now a subsidiary of American Tower Corporation. Pursuant to the agreement, Specialty arranges for collocation of our equipment, or constructs new facilities, in areas we identify for build-out. Subject to our approval, Speciality provides site acquisition, leasing and construction services and secures zoning, permitting and surveying approvals and licenses for each base station location. The initial term of the master agreement expires in August 2003, with automatic renewal for three additional terms of five years each. We lease all individual tower sites that Specialty provides for an initial term of five years, with automatic renewals at our option for three additional terms of five years each. We pay monthly rental payments to Specialty, in the amounts indicated on each individual leased site schedule, subject to an annual adjustment based on the Consumer Price Index. In any situation where Specialty's rights in a site are derived from a lease with a third party, the terms of our agreement with Specialty, including the lease term, are subordinate to the terms of that lease.

     AGREEMENTS WITH HICKS & RAGLAND

     We have entered into a number of agreements with Hicks & Ragland to perform aspects of our network build-out. Those agreements include the following:

     Engineering Service Contract. Pursuant to an engineering service contract dated July 27, 1998, as amended, Hicks & Ragland performs design and construction inspection services in connection with the deployment of switching centers and base stations. The term of the contract covers three periods through August 2001, though either party may terminate the agreement for cause before August 2001. We pay Hicks & Ragland hourly rates for the employees who work on the project as well as the employees' associated expenses. We also pay Hicks & Ragland for the costs of test equipment and computer usage. The hourly rates and the test equipment and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. A guaranteed maximum fee amount has been set for each period of the contract, and those fees aggregate to approximately $7.0 million, excluding taxes. If the total billing for the project is less than the guaranteed maximum fee amount for the agreement, then we will pay an incentive bonus to Hicks & Ragland equal to 50% of the difference.

     Data Communications Services Contract. We entered into a data communications services contract with H&R Data Com, an affiliate of Hicks & Ragland, as of April 9, 1999, for the design and implementation of network interconnection systems for our local area networks and wide area network. Similar to the engineering service contract, we pay Hicks & Ragland hourly rates and test equipment and computer usage costs, subject to a guaranteed maximum fee amount for the project of $262,040, excluding taxes. If the total billing for the project is less than the guaranteed maximum fee amount, then we will pay an incentive bonus to Hicks & Ragland equal to 50% of the difference. We may also require additional services during the course of the contract and have been guaranteed a fee not to exceed $50,000 for any of those services. The agreement lasts until the project is completed, unless either party terminates it earlier for cause.

     Marketing and Operations Consulting Services Contract. Pursuant to a special service contract, from September 20, 1998 through January 15, 1999, Hicks & Ragland provided marketing and operations consulting services relating to the setup and operation of our PCS system.

     Wisconsin Marketing and Operations Consulting Services Contract. As of October 8, 1999, we entered into a similar marketing and operations consulting services contract with Hicks & Ragland relating to the setup and operation of the PCS system in selected areas in Wisconsin. We pay Hicks & Ragland
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hourly rates for the employees who work on the project as well as the employees'
associated expenses. We also pay Hicks & Ragland for the costs of computer usage. The hourly rates and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. The maximum fee for the services is not to exceed $100,000, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier.

     Business Planning and Consulting Services Contracts. Pursuant to a special service contract dated as of October 8, 1999, Hicks & Ragland provides us with business planning and consulting services and a feasibility study for selected areas of Wisconsin for a fixed fee of $81,000. The agreement lasts until the project is completed, unless either party terminates it earlier.

     We have entered into an additional special service contract with Hicks & Ragland dated as of October 8, 1999. Pursuant to this contract, Hicks & Ragland provides us with business planning and consulting services and a feasibility study for additional selected areas in our territory. We pay Hicks & Ragland hourly rates for the employees who work on the project as well as the employees' associated expenses. We also pay Hicks & Ragland for the costs of computer usage. The hourly rates and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. The estimated probable cost of the services is $200,000, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier.

     Radio Frequency "Drive Testing" Contract. Pursuant to a special service contract dated as of October 8, 1999, Hicks & Ragland provides us with "drive testing" to predict the radio frequency propagation characteristics of given areas. We pay Hicks & Ragland hourly rates for the employees who work on the project as well as the employees' associated expenses. We also pay Hicks & Ragland for the costs of computer usage. The hourly rates and computer usage costs are reviewed and modified by mutual agreement annually until completion of the services or termination of the agreement. The estimated probable cost of the services is $62,085, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier.

     Hicks & Ragland is planning to merge with Cathey, Hutton & Associates, Inc. effective as of November 1, 1999, with the newly merged company to be called CHR Solutions, Inc. We do not anticipate that this merger will have a material effect on our business relationship with Hicks & Ragland.

PRODUCTS AND SERVICES

     We offer established products and services throughout our territory under the Sprint and Sprint PCS brand names. Our products and services are designed to mirror the service offerings of Sprint PCS and to integrate with the Sprint PCS network. The Sprint PCS service packages we currently offer include the following:

     100% DIGITAL WIRELESS NETWORK WITH NATIONAL SERVICE

     We are part of the largest 100% digital PCS network in the nation. Sprint PCS customers based in our territory may access Sprint PCS services throughout the Sprint PCS national network, which includes more than 4,000 cities and communities across the United States. Dual-band/dual-mode handsets allow roaming on wireless networks where Sprint PCS has roaming agreements.

     ACCESS TO THE SPRINT PCS WIRELESS WEB

     We plan to support the recently announced Sprint PCS Wireless Web offer in our portion of the Sprint PCS network. The Sprint PCS Wireless Web allows customers with data capable handsets to connect their portable computers or personal digital assistants to the Internet. Sprint PCS customers with data capable handsets also have the ability to receive periodic information updates such as stock prices, sports scores and weather reports. Sprint PCS customers with web-browser enabled handsets have the ability to connect to and browse specially designed text-based Internet sites on an interactive basis. Sprint PCS has agreements with Internet providers including Yahoo!, Bloomberg.com, CNN Interactive,

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MapQuest.com and Weather.com to provide services for the Sprint PCS Wireless
Web. Sprint PCS offers various pricing options including a fixed number of updates or a bundle of data minutes as add-ons to existing Sprint PCS "Free and Clear" plans or a bundle of minutes for a set price that can be used for either data or voice.

     Special network equipment and support software is required to offer Sprint PCS Wireless Web services in our territory. We plan to install this capability in our networks before the end of 1999.

     PRICING AND FEATURES

     Sprint PCS's consumer pricing plans are typically structured with monthly recurring charges, large local calling areas, bundles of minutes and service features such as voicemail, caller ID, call waiting, call forwarding and three-way calling. The increased capacity of CDMA technology allows us to market high usage customer plans at per minute rates lower than analog cellular and certain digital providers. All of Sprint PCS's current national plans:

     - include minutes on any portion of the Sprint PCS network with no roaming charges for the customer;

     - offer advanced features and generally require no long-term contracts;

     - offer a selection of handsets to meet the needs of individual consumers and businesses;

     - provide a limited-time money back guarantee on Sprint PCS handsets; and

     - provide the first incoming minute free.

     In addition, Sprint PCS's "Free and Clear" calling plans include free long distance calling from anywhere on its national PCS network to anywhere in the United States.

     ADVANCED HANDSETS

     We offer a selection of single and dual-band handsets with various advanced features and technology, such as Internet readiness described in "-- Access to the Sprint PCS Wireless Web" above. All handsets are equipped with preprogrammed features such as caller ID, call waiting, phone books, speed dial and last number redial, and are sold under the Sprint and Sprint PCS brand names. CDMA single-band/single-mode handsets weighing approximately 5 - 7 ounces offer up to five days of standby time and approximately four hours of talk time. We also offer dual-band/dual-mode handsets that allow customers to make and receive calls on both PCS and cellular frequency bands with the applicable digital or analog technology. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available.

     PRIVACY AND SECURITY

     Sprint PCS provides voice transmissions encoded into a digital format with a significantly lower risk of cloning and eavesdropping than on analog-based systems. Sprint PCS customers using dual-band/dual-mode handsets in analog mode do not have the benefit of digital security.

     SIMPLE ACTIVATION

     Customers can purchase a Sprint PCS handset at a retail location and activate their service and program the handset by calling Sprint PCS customer care.

     CUSTOMER CARE

     Sprint PCS provides customer care services to customers based in our territory under our services agreement. Sprint PCS offers customer care 24 hours a day, seven days a week. Customers can call the

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Sprint PCS toll-free customer care number from anywhere in the country. All
Sprint PCS handsets are preprogrammed with a speed dial feature that allows customers to easily reach customer care at any time.

     OTHER SERVICES

     In addition to these services, we may also offer wireless local loop services in our territory, but only where Sprint is not a local exchange carrier. Wireless local loop is a wireless substitute for the landline-based telephones in homes and businesses. We also believe that new features and services will be developed on the Sprint PCS national network to take advantage of CDMA technology. Sprint PCS conducts ongoing research and development to produce innovative services that are intended to give Sprint PCS a competitive advantage. We may incur additional expenses in modifying our technology to provide these additional features and services.

ROAMING REVENUE

     In addition to revenue from usage of our portion of the Sprint PCS network by Sprint PCS subscribers based in our territory, we also generate roaming revenue. The term "Sprint PCS roaming" is used when a Sprint PCS subscriber based outside of our territory uses our portion of the Sprint PCS network (inbound Sprint PCS roaming) and when a Sprint PCS subscriber based in our territory uses the Sprint PCS network outside of our territory (outbound Sprint PCS roaming). The term "non-Sprint PCS roaming" is used when a non-Sprint PCS subscriber uses our portion of the Sprint PCS network (inbound non-Sprint PCS roaming) and when a Sprint PCS subscriber based in our territory uses a non-Sprint PCS network (outbound non-Sprint PCS roaming).

     Sprint PCS pays us a per minute fee for inbound Sprint PCS roaming. Similarly, we pay a per minute fee to Sprint PCS for outbound Sprint PCS roaming. Pursuant to the Sprint PCS Agreements, Sprint PCS has the discretion to change the per minute rate for Sprint PCS roaming fees. Because we serve smaller markets adjacent to larger metropolitan areas, we believe inbound Sprint PCS roaming will exceed outbound Sprint PCS roaming. See "Risk Factors -- Risks Particular to Alamosa -- We may not receive as much Sprint PCS roaming revenue as we anticipate and our non-Sprint PCS roaming revenue is likely to be low."

     Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when another wireless service provider's subscriber uses our portion of the Sprint PCS network, we earn inbound non-Sprint PCS roaming revenue. These wireless service providers must pay fees for their subscribers' use of our portion of the Sprint PCS network, and as part of our collected revenues, we are entitled to 92% of fees. Currently, pursuant to our services agreement with Sprint PCS, Sprint PCS bills these wireless service providers for these fees. When another wireless service provider provides service to one of the Sprint PCS subscribers based in our territory, we pay outbound non-Sprint PCS roaming fees. We pay the wireless service provider for that subscriber's use and that subscriber incurs outbound non-Sprint PCS roaming fees at rates specified in his or her contract. As a result, we retain the collection risk for outbound non-Sprint PCS roaming charges incurred by the subscribers based in our territory. We are entitled to 100% of the outbound non-Sprint PCS roaming fees collected from subscribers based in our territory. Currently, pursuant to our services agreement with Sprint PCS, Sprint PCS bills Sprint PCS subscribers based in our territory the outbound non-Sprint PCS roaming fees, and pays us the fees it has collected on a monthly basis.

MARKETING STRATEGY

     Our marketing strategy is to complement Sprint PCS's national marketing strategies with techniques tailored to each of the specific markets in our territory.

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     USE SPRINT PCS'S BRAND EQUITY

     We feature exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing and sales effort. From the customers' point of view, they use our portion of the Sprint PCS network and the rest of the Sprint PCS network as a unified national network.

     ADVERTISING AND PROMOTIONS

     Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from the national advertising at minimal costs to us. In addition to Sprint PCS's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotion or advertising materials developed by Sprint PCS and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements, advertisement production and material costs and incremental printing costs. We also benefit from any advertising or promotion of Sprint PCS products and services by third party retailers in our territory, such as RadioShack, Circuit City and Best Buy. We must pay the cost of specialized Sprint PCS print advertising by third party retailers. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. We offer these promotional campaigns to potential customers in our territory.

     SPONSORSHIPS

     Sprint PCS is a sponsor of numerous national, regional and local events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events and provide a forum for sales and promotions. Additionally, we have been a sponsor for events and activities in our territory such as the Albuquerque Balloon Fest, the Western Professional Hockey League, minor league baseball teams, local school programs, March of Dimes and other charity events.

     BUNDLING OF SERVICES

     We are able to take advantage of the complete array of communications services offered by Sprint PCS and Sprint by bundling our PCS services with other Sprint products, such as long distance and Internet access.

     SALES FORCE WITH LOCAL PRESENCE

     We have established local sales forces to execute our marketing strategy through direct business-to-business contacts, our company-owned retail stores, local distributors and other channels. In addition, we have targeted maquiladoras (factories with locations on both sides of the border) and the numerous college campuses in our territory. Our market teams also participate in local clubs and civic organizations such as the Chamber of Commerce, Rotary and Kiwanis.

SALES AND DISTRIBUTION

     Our sales and distribution plan is designed to exploit Sprint PCS's multiple channel sales and distribution plan and to enhance it through the development of local distribution channels. Key elements of our sales and distribution plan consist of the following:

     SPRINT PCS RETAIL STORES

     As of September 30, 1999, we owned and operated eight Sprint PCS stores. These stores provide us with a local presence and visibility in the markets within our territory. Following the Sprint PCS model, these stores are designed to facilitate retail sales, activation, bill collection and customer service, although we currently do not have direct electronic access to Sprint PCS customer care at these stores. We plan to

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add two new stores by year-end 1999, another 17 new stores by year-end 2000 and another five new stores by year-end 2001.

     SPRINT STORE WITHIN A RADIOSHACK STORE

     Sprint has an exclusive arrangement with RadioShack to install a "store within a store," making Sprint PCS the exclusive brand of PCS services and products sold through RadioShack stores. RadioShack has approximately 165 stores in our territory.

     OTHER NATIONAL THIRD PARTY RETAIL STORES

     In addition to RadioShack, we benefit from the distribution agreements established by Sprint PCS with other national and regional retailers which currently include Best Buy, Circuit City, Office Depot, Office Max, Dillards, The Sharper Image, Montgomery Ward, Ritz Camera, K-Mart, Sam's Wholesale Clubs and selected May Company department stores. These retailers have approximately 118 stores in our territory.

     NATIONAL ACCOUNTS AND DIRECT SELLING

     We participate in Sprint PCS's national accounts program. Sprint PCS has a national accounts team which focuses on the corporate headquarters of large companies. Once a representative reaches an agreement with the corporate headquarters, we service the offices of that corporation located in our territory. Our direct sales force targets the employees of these corporations in our territory and contacts other local business clients.

     TELEMARKETING

     Sprint PCS provides telemarketing sales when customers call from our territory. As the exclusive provider of Sprint PCS products and services in our market, we will benefit from the national Sprint PCS 1-800-480-4PCS number campaigns that generate call-in leads. These leads are then handled by Sprint PCS's inbound telemarketing group.

     ELECTRONIC COMMERCE

     Sprint PCS maintains an Internet site, www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to Sprint PCS's Internet site can order and pay for a handset and select a rate plan. Sprint PCS customers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. We will recognize the revenues generated by Sprint PCS customers in our territory who purchase products and services over the Sprint PCS Internet site.

TECHNOLOGY

     GENERAL

     In the commercial wireless communication industry there are two principal services licensed by the FCC for transmitting two-way, real time voice and data signals: "cellular" and "PCS." In addition, ESMR, a new but not yet widely used technology, also allows for interconnected two-way real time voice and data services. The FCC licenses these applications, each of which operates in a distinct radio frequency block. Cellular, which uses the 800 MHz frequency block, was the original form of widely-used commercial wireless voice communications. Cellular systems are predominantly analog-based, but over the last several years cellular operators have started to use digital service in the 800 MHz frequency block. Digital services have been deployed, as a complement to the analog based services, in most of the major metropolitan markets.

     In 1993, the FCC allocated the 1900 MHz frequency block of the radio spectrum for PCS. PCS differs from traditional analog cellular telephone service principally in that PCS systems operate at a higher frequency and employ advanced digital technology. Analog-based systems send signals in which the

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transmitted signal resembles the input signal, the caller's voice. Digital systems convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital systems also achieve greater frequency reuse than analog systems resulting in greater capacity than analog systems. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using PCS or cellular frequencies, to offer new and enhanced services, such as greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

     Wireless communications systems, whether PCS or cellular, are divided into multiple geographic coverage areas, known as "cells." In both PCS and cellular systems, each cell contains a transmitter, a receiver and signaling equipment, known as the "base station." The base station is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the cellular or PCS communications system. The system controls the transfer of calls from cell to cell as a subscriber's handset travels, coordinates calls to and from handsets, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance carrier. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system. Because the signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, the switching office and the base station monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station where the signal strength is stronger.

     Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or "air interface protocols." The FCC has not mandated a universal air interface protocol for PCS systems. PCS systems operate under one of three principal air interface protocols, CDMA, TDMA or GSM. TDMA and GSM are both time division multiple access systems but are incompatible with each other. CDMA is a code division multiple access system and is incompatible with both GSM and TDMA. Accordingly, a subscriber of a system that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by CDMA-based PCS operators, unless the customer carries a dual-band/dual-mode handset that permits the customer to use the analog cellular system in that area. The same issue would apply to users of TDMA or GSM systems. All of the PCS operators now have dual-mode or tri-mode handsets available to their customers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.

     CDMA TECHNOLOGY

     Sprint PCS's national network and its affiliates' networks all use digital CDMA technology. We believe that CDMA provides important system performance benefits such as:

     Greater capacity. We believe, based on studies by CDMA manufacturers, that CDMA systems can provide system capacity that is approximately seven to ten times greater than that of current analog technology and approximately three times greater than TDMA and GSM systems.

     Privacy and security. One of the benefits of CDMA technology is that it combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

     Soft hand-off. CDMA systems transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a "hard hand-off" and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations.

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     Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency use within a wireless network to minimize interference and maximize capacity. Unlike TDMA and GSM based systems, CDMA based systems can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

     Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

     While CDMA has the inherent benefits discussed above, TDMA networks are generally less expensive when overlaying existing analog systems since the TDMA spectrum usage is more compatible with analog spectrum planning. In addition, GSM technology, unlike CDMA, allows multi-vendor equipment to be used in the same network. This, along with the fact that the GSM technology is currently more widely used throughout the world than CDMA, provides economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, TDMA and GSM technologies in a single unit. Currently, there are no plans to have CDMA handsets that support either the TDMA or GSM technologies.

COMPETITION

     Competition in the wireless communications services industry is intense. We compete with a number of wireless service providers and other PCS providers in our markets. We believe that our primary competition is with national wireless providers such as Nextel Communications, Inc., AT&T Wireless Services, Inc. and the company that will result from the pending merger between Bell Atlantic Corp. and GTE Corp. and Bell Atlantic Corp.-GTE Corp.'s recently announced partnership with Vodafone AirTouch Plc. We also compete with regional wireless providers. The principal regional wireless competitors are the company that will result from the pending merger between SBC Communications Inc. and Ameritech Corporation, as well as VoiceStream Wireless and United States Cellular Corporation. Furthermore, a number of wireless carriers such as Airadigm Communications, Poka Lambro PCS, Inc. and Amarillo CellTelCo compete with us on a local basis.

     We also face competition from resellers, which provide wireless services to customers but do not hold FCC licenses or own facilities. Instead, the resellers buy blocks of wireless telephone numbers and capacity from a licensed carrier and resell services through their own distribution network to the public. The FCC currently requires all cellular and PCS licensees to permit resale of carrier services to a reseller.

     In addition, we compete with existing communications technologies such as paging, ESMR dispatch and conventional landline telephone companies in our markets. Potential users of PCS systems may find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need to speak to the caller.

     In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

     Many of our competitors have access to more licensed spectrum than the 10 MHz licensed to Sprint PCS in New Mexico and Durango and the 20MHz licensed to Sprint PCS in El Paso. Among other things, increased spectrum allows for higher call volume and fewer dropped calls. Cellular service providers have licenses covering 25 MHz of spectrum, and three competing PCS providers have licenses to use 30 MHz in New Mexico. Except for New Mexico (10 MHz), Durango (10 MHz) and El Paso (20 MHz), Sprint PCS has licenses to use 30 MHz of spectrum throughout our territory.

     Many of our competitors have significantly greater financial and technical resources and subscriber bases than we do. Some of our competitors also have established infrastructures, marketing programs and brand names. In addition, some of our competitors may be able to offer regional coverage in areas not served by the Sprint PCS network, or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those we offer. PCS operators will likely compete with us in providing some or all of the services available through the Sprint PCS network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services competitive with Sprint PCS. Recently, there has been a trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. These larger competitors may have substantial resources or may be able to offer a variety of services to a large customer base.

     Over the past several years the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with Sprint PCS services. Based upon increased competition, we anticipate that market prices for two-way wireless services generally will decline in the future. We will compete to attract and retain customers principally on the basis of the strength of the Sprint and Sprint PCS brand names, services and features, the size of our territory and the location of our markets, network coverage and reliability, customer care and pricing. Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services and technologies that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

INTELLECTUAL PROPERTY

     The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. We use the Sprint and Sprint PCS brand names, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within our territory. Under the terms of the trademark and service mark license agreements with Sprint and Sprint PCS, we do not pay a royalty fee for the use of the Sprint and Sprint PCS brand names and Sprint service marks.

     Except in certain instances and other than in connection with the national distribution agreements, Sprint PCS has agreed not to grant to any other person a right or license to use the licensed marks in our territory. In all other instances, Sprint PCS reserves the right to use the licensed marks in providing its services within or without our territory.

     The trademark license agreements contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "The Sprint PCS Agreements -- The Trademark and Service Mark License Agreements" for more information on this topic.

EMPLOYEES

     As of August 31, 1999, we employed 129 full-time employees. None of our employees are represented by a labor union. We believe that our relations with our employees are good.

PROPERTIES

     Our headquarters are located in Lubbock, Texas and we lease space in a number of locations, primarily for our Sprint PCS stores, base stations and switching centers. As of September 30, 1999, we leased space on 229 towers and owned four towers. We collocate with other wireless service providers on approximately 40% of our towers. As of September 30, 1999, our material leased properties were as listed below:

PURPOSE                               LOCATION           SQUARE FEET            LEASE TERM
-------                               --------           -----------            ----------
Switching Center               Albuquerque, New Mexico    3,120        Five years beginning on
                                                                       January 1, 1999 and ending on
                                                                       December 31, 2004 with two
                                                                       five-year renewal options
Retail Store and Switching
  Center                       Laredo, Texas              5,000        Five years beginning on
                                                                       February 1, 1999 and ending
                                                                       on January 31, 2004 with two
                                                                       five-year renewal options
Retail Store and Regional
  Office Space                 Lubbock, Texas             8,000        15 years beginning on July 1,
                                                                       1999
Retail Store, Switching
  Center and Office Space      El Paso, Texas             11,970       Ten years and two months
                                                                       beginning on February 1, 1999
                                                                       and ending on March 31, 2009
Retail Store and Office Space  Albuquerque, New Mexico    9,000        Seven years beginning on July
                                                                       1, 1999 and ending on June
                                                                       30, 2006
Retail Store, Switching
  Center and Corporate Office
  Space                        Lubbock, Texas             11,011       Ten years beginning on June
                                                                       1, 1999
Retail Store and Office Space  Abilene, Texas             3,200        Five years and five months
                                                                       beginning on October 15, 1999
                                                                       and ending on March 14, 2005
                                                                       with one five year renewal
                                                                       option
Retail Store and Office Space  Amarillo, Texas            6,840        Five years beginning on June
                                                                       1, 1999 and ending on May 31,
                                                                       2004 with one five year
                                                                       renewal option
Retail Store and Office Space  Las Cruces, New Mexico     1,020        Five years beginning on June
                                                                       1, 1999 and ending on May 31,
                                                                       2004 with one five year
                                                                       renewal option
Retail Store and Office Space  Midland, Texas             3,628        Five years beginning on May
                                                                       1, 1999 and ending on April
                                                                       30, 2004 with one five year
                                                                       renewal option
Retail Store and Office Space  Odessa, Texas              3,000        Five years beginning on June
                                                                       1, 1999 and ending on May 31,
                                                                       2004 with one five year
                                                                       renewal option
Retail Store and Office Space  San Angelo, Texas          3,782        Five years beginning on
                                                                       October 1, 1999 and ending on
                                                                       September 30, 2004
Retail Store and Office Space  Santa Fe, New Mexico       2,415        Five years beginning on
                                                                       August 1, 1999 and ending on
                                                                       July 31, 2004 with one five
                                                                       year renewal option

LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings that we believe would, if adversely determined, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

ENVIRONMENTAL COMPLIANCE

     Our environmental compliance expenditures primarily result from the operation of standby power generators for our telecommunications equipment and compliance with various environmental rules during network build-out and operations. The expenditures arise in connection with standards compliance or permits which are usually related to generators, batteries or fuel storage. Our environmental compliance expenditures have not been material to our financial statements or to our operations and are not expected to be material in the future.

                           THE SPRINT PCS AGREEMENTS

     Our four major agreements with Sprint and the PCS Group of Sprint, commonly referred to as Sprint PCS, a wholly-owned operating unit of Sprint, are:

     - the management agreement;

     - the services agreement; and

     - two trademark and service mark license agreements with different Sprint entities.

     The following is a summary of the material terms and provisions of the Sprint PCS Agreements and the Nortel consent and agreement modifying the Sprint PCS management agreement. We have filed the Sprint PCS Agreements and the consent and agreement as exhibits to the registration statement of which this prospectus is a part and urge you to review them carefully.

     Under the Sprint PCS Agreements, we have the exclusive right to provide wireless services under the Sprint and Sprint PCS brand names in our territory. We have recently entered into a letter of intent with Sprint PCS to modify the Sprint PCS Agreements to include additional markets in our territory. We expect that we will finalize the definitive agreements prior to the completion of the offering. Sprint PCS holds the spectrum licenses and controls the network through its agreements with us. The Sprint PCS Agreements require us to interface with the Sprint PCS wireless network by building our portion of the Sprint PCS network to operate on the 10, 20 or 30 MHz of PCS frequencies licensed to Sprint PCS in the 1900 MHz range. The management agreement has an initial term of 20 years with three 10-year renewal options, which would lengthen the contract to a total term of 50 years. The three 10-year renewal terms automatically occur unless we or Sprint PCS provide the other with two years prior written notice to terminate the agreements or unless we are in material default of our obligations under the agreements.

     In addition, we have entered into a consent and agreement with Sprint PCS and Nortel that modifies the management agreement for the benefit of Nortel and the holders of any refinancing of the Nortel indebtedness.

THE MANAGEMENT AGREEMENT

     Under our management agreement with Sprint PCS, we have agreed to:

     - own, construct and manage a PCS network in our territory in compliance with FCC license requirements and other technical requirements contained in the management agreement;

     - distribute Sprint PCS products and services;

     - use Sprint PCS's and our own distribution channels in our territory;

     - conduct advertising and promotion activities in our territory; and

     - manage that portion of Sprint PCS's customer base assigned to our territory.

     Sprint PCS will supervise our PCS network operations and has the right to unconditional access to our portion of the Sprint PCS network, including the right to test and monitor any of our facilities and equipment.

     EXCLUSIVITY

     We are designated as the only person or entity that can manage or operate a PCS network for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless communications network in our territory while our management agreement is in place and no event has occurred that would permit the agreement to terminate. Sprint PCS is permitted to make national sales to companies in our territory and, as required by the FCC, to permit resale of the Sprint PCS products and services in our territory. The management agreement prohibits us from interfering with others who resell Sprint PCS products and services in our territory. If Sprint PCS decides to expand the geographic size of our build-out, Sprint PCS must provide us with written notice of the proposed expansion. We have 90 days to determine whether we will build-out the proposed area. If we do not exercise this right, Sprint PCS can build-out the territory or permit a third party to do so.

     NETWORK BUILD-OUT

     The management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed to cover a specified percentage of the population within each of the markets which make up our territory by specified dates. Our current build-out plan will satisfy the network build-out requirements set forth in the management agreement. If technically feasible and commercially reasonable, we have agreed to provide for a seamless handoff of a call initiated in our territory to a neighboring Sprint PCS network. The management agreement requires us to reimburse Sprint PCS one-half of the microwave clearing costs for our territory.

     PRODUCTS AND SERVICES

     The management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of the agreement, or as modified by Sprint PCS. We are allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not cause distribution channel conflicts or, in Sprint PCS's sole determination, consumer confusion with Sprint PCS's products and services. We also cannot sell non-Sprint PCS products and services if it would hamper our build-out of the network. We may also sell services such as specified types of long distance service, Internet access, handsets, and prepaid phone cards with Sprint, Sprint PCS and other Sprint PCS affiliates. If we decide to use third parties to provide these services, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier unless we name the Sprint-owned local exchange carrier as the exclusive distributor or Sprint PCS approves the terms and conditions. Sprint does not own the local exchange carrier in a majority of the markets in our territory.

     NATIONAL SALES PROGRAMS

     We must participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from Sprint PCS sales to national accounts located in our territory. We must use Sprint's long distance service, which we can buy at the best prices offered to comparably situated Sprint customers.

     SERVICE PRICING, ROAMING AND FEES

     We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS's "Free and Clear" plans. We are permitted to establish our own local price plans for Sprint PCS's products and services offered only in our territory, subject to Sprint PCS's approval. We are entitled to receive a weekly fee from Sprint PCS equal to 92% of "collected revenues" for all obligations under the management agreement, adjusted by the cost of customer services provided by Sprint PCS. "Collected revenues" include revenue from Sprint PCS subscribers based in our territory and inbound non-Sprint PCS roaming. Sprint PCS will retain 8% of the collected revenues. Outbound non-Sprint PCS roaming revenue, inbound and outbound Sprint PCS roaming fees, proceeds from the sales of handsets and accessories, proceeds from sales not in the ordinary course of business and amounts collected with respect to taxes are not considered collected revenues. Except in the case of taxes, we will retain 100% of these revenues. Many Sprint PCS subscribers purchase bundled pricing plans that allow Sprint PCS roaming anywhere on the Sprint PCS network without incremental Sprint PCS roaming charges. However, we will earn Sprint PCS roaming revenue for every minute that a Sprint PCS subscriber from outside our territory enters our territory and uses our services. We will earn revenue from Sprint PCS based on a per minute rate established by Sprint PCS when Sprint PCS's or its affiliates' subscribers roam on our portion of the Sprint PCS network. Similarly, we will pay the same rate for every minute Sprint PCS subscribers who are based in our territory use the Sprint PCS network outside our territory. The analog roaming rate onto a non-Sprint PCS provider's network is set under Sprint PCS's third party roaming agreements.

     VENDOR PURCHASE AGREEMENTS

     We may participate in discounted volume-based pricing on wireless-related products and warranties Sprint PCS receives from its vendors. Sprint PCS will use commercially reasonable efforts to obtain for us the same prices as Sprint PCS receives from its vendors.

     ADVERTISING AND PROMOTIONS

     Sprint PCS uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from the national advertising at no additional cost to us. In addition to Sprint PCS's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotion or advertising materials developed by Sprint PCS and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements and incremental printing costs. Sprint PCS also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. We offer these promotional campaigns to potential customers in our territory.

     PROGRAM REQUIREMENTS

     We must comply with Sprint PCS's program requirements for technical standards, customer service standards, roaming coverage and national and regional distribution and national accounts programs. Sprint PCS can adjust the program requirements at any time. We have the right to appeal to management of Sprint PCS if adjustments to program requirements will: (1) cause us to incur a cost exceeding 5% of the sum of our stockholders' equity plus our outstanding long term debt, or (2) cause our operating expenses on a per-unit basis using a ten year time frame to increase by more than 10% on a net present value basis. If Sprint PCS denies our appeal and we fail to comply with the program adjustment, Sprint PCS has the termination rights described below.

     NON-COMPETITION

     We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS.

     INABILITY TO USE NON-SPRINT PCS BRAND

     We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

     TRANSFER OF SPRINT PCS NETWORK

     Sprint PCS can sell, transfer or assign its PCS network to a third party if the third party agrees to be bound by the terms of the management agreement and the services agreement.

     CHANGE IN CONTROL

     Sprint PCS must approve a change in control of Alamosa, but this consent cannot be unreasonably withheld.

     RIGHTS OF FIRST REFUSAL

     Sprint PCS has rights of first refusal to buy our assets upon a proposed sale of all or substantially all of our assets used in the operation of our portion of the Sprint PCS network.

     TERMINATION OF MANAGEMENT AGREEMENT

     The management agreement can be terminated as a result of the following events:

     - termination of Sprint PCS's spectrum licenses;

     - an uncured breach under the management agreement;

     - bankruptcy of a party to the management agreement;

     - the management agreement not complying with any applicable law in any material respect; or

     - the termination of either of the trademark and service mark license agreements.

     The termination or non-renewal of the management agreement triggers some of our rights and those of Sprint PCS. The right of either party to require the other to purchase or sell the operating assets is discussed below.

     If we have the right to terminate the management agreement because of an event of termination caused by Sprint PCS, generally we may:

     - require Sprint PCS to purchase all of our operating assets used in connection with our portion of the Sprint PCS network for an amount equal to at least 80% of our Entire Business Value as defined below;

     - in all areas in our territory where Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date we terminate the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS or (2) 9% of our Entire Business Value (see "Business -- Markets and Network Build-Out Plan" for a listing of our markets in which Sprint PCS is currently the licensee for 20 MHz or more of the spectrum); or

     - not terminate the management agreement and sue Sprint PCS for damages or submit the matter to arbitration.

     If Sprint PCS has the right to terminate the management agreement because of an event of termination caused by us, generally Sprint PCS may:

     - require us to sell our operating assets to Sprint PCS for an amount equal to 72% of our Entire Business Value;

     - require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or (2) 10% of our Entire Business Value;

     - take any action as Sprint PCS deems necessary to cure our breach of the management agreement, including assuming responsibility for, and operating, our portion of the Sprint PCS network; or

     - not terminate the management agreement and sue us for damages or submit the matter to arbitration.

     NON-RENEWAL

     If Sprint PCS gives us timely notice that it does not intend to renew the management agreement, we may:

     - require Sprint PCS to purchase all of our operating assets used in connection with our portion of the Sprint PCS network for an amount equal to 80% of our Entire Business Value; or

     - in all areas in our territory where Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date we terminate the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS or (2) 10% of our Entire Business Value.

     If we give Sprint PCS timely notice of non-renewal, or we both give notice of non-renewal, or the management agreement expires with neither party giving a written notice of non-renewal, or the management agreement can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint PCS may:

     - purchase all of our operating assets for an amount equal to 80% of our Entire Business Value; or

     - require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of (1) the original cost to Sprint PCS of the license plus any microwave clearing costs paid by Sprint PCS or (2) 10% of our Entire Business Value.

See "Risk Factors -- Risks Related to our Relationship with Sprint
PCS -- Provisions of the Sprint PCS Agreements may diminish our value and restrict the sale of our business" for a discussion of possible effects of this part of the management agreement.

     DETERMINATION OF ENTIRE BUSINESS VALUE

     If the Entire Business Value is to be determined, we and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the Entire Business Value on a going concern basis using the following guidelines:

     - the Entire Business Value is based on the price a willing buyer would pay a willing seller for the entire on-going business;

     - then-current customary means of valuing a wireless telecommunications business will be used;

     - the business is conducted under the Sprint and Sprint PCS brands and the Sprint PCS Agreements;

     - that we own the spectrum and frequencies presently owned by Sprint PCS and subject to the Sprint PCS Agreements; and

     - the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and those businesses will not be included in the sale.

     The rights and remedies of Sprint PCS outlined in the management agreement resulting from an event of termination of the management agreement have been materially amended by the consent and agreement as discussed below.

     INSURANCE

     We are required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint PCS, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

     INDEMNIFICATION

     We have agreed to indemnify Sprint PCS and its directors, employees and agents and related parties of Sprint PCS and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under this agreement, except we will not indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint PCS's violation of any law and from Sprint PCS's breach of any representation, warranty or covenant contained in this agreement or any other agreement between Sprint PCS and us, except Sprint PCS will not indemnify us for any claims arising solely from our negligence or willful misconduct.

     DISPUTE RESOLUTION

     If the parties cannot resolve any dispute between themselves and the management agreement itself does not provide a remedy, then either party may require that any dispute be resolved by a binding arbitration.

THE SERVICES AGREEMENT

     The services agreement outlines various back office services provided by Sprint PCS and available to us for an adjustment to our 92% fee. Sprint PCS can change the amount of adjustment for any or all of the services one time in any 12 month period. We have the option to cancel a service upon notification of a fee increase, and if we decide to cancel the service, then Sprint PCS, at our option, must continue to provide that service for nine months at the original price. Some of the available services include: billing, customer care, activation, credit checks, handset logistics, home locator record, voice mail, prepaid services, directory assistance, operator services, roaming fees, roaming clearinghouse fees, interconnect fees and inter-territory fees. Sprint PCS offers three packages of available services. Each package identifies which services must be purchased from Sprint PCS and which may be purchased from a vendor or provided in-house. Essentially, services such as billing, activation and customer care must all be purchased from Sprint PCS or none may be purchased from Sprint PCS. We have chosen to initially delegate the performance of these services to Sprint PCS but may develop an independent capability with respect to these services over time. Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services performed by Sprint PCS in connection with any other business or outside our territory. We may discontinue use of any service upon three months' prior written notice, while Sprint PCS must give nine months notice if it will no longer offer any service.

     We have agreed with Sprint PCS to indemnify each other as well as officers, directors, employees and other related parties and their officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the negligence or willful misconduct of the person seeking to be indemnified or its representatives. The services agreement also provides that no party to the agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions. The services agreement automatically terminates upon termination of the management agreement, and neither party may terminate the services agreement for any reason other than the termination of the management agreement.

THE TRADEMARK AND SERVICE MARK LICENSE AGREEMENTS

     We have non-transferable licenses to use, at no additional cost to us, the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear Alternative to Cellular" and "Clear Across the Nation" on Sprint PCS products and services. We believe that the Sprint and Sprint PCS brand names and symbols enjoy a high degree of awareness, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS's enforcement of their respective rights. We have agreed with Sprint and Sprint PCS to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

     Sprint and Sprint PCS can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. We can terminate the trademark and service mark license agreements upon Sprint's or Sprint PCS's abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy or the management agreement is terminated. However, Sprint and Sprint PCS can assign their interests in the licensed marks to a third party if that third party agrees to be bound by the terms of the trademark and service mark license agreements.

CONSENT AND AGREEMENT FOR THE BENEFIT OF THE HOLDER OF NORTEL FINANCING

     Sprint PCS has entered into a consent and agreement with Nortel, which has been acknowledged by Alamosa, that modifies Sprint PCS's rights and remedies under our management agreement, for the benefit of Nortel and future holders of the Nortel senior financing and any refinancing thereof (the Nortel Consent), which was a condition to the funding of any amounts under the Nortel financing.

     The Nortel Consent generally provides, among other things, the following:

     - Sprint PCS's consent to the pledge of substantially all of our assets, including our rights in the Sprint PCS Agreements;

     - that the Sprint PCS Agreements may not be terminated by Sprint PCS until the Nortel financing is satisfied in full pursuant to the terms of the Nortel Consent, unless our subsidiaries or assets are sold to a purchaser who does not continue to operate the business as a Sprint PCS network, which sale requires the approval of the administrative agent (Nortel is the initial administrative agent as discussed in more detail in "Description of the Nortel Financing -- Syndication");

     - for Sprint PCS to maintain 10 MHz of PCS spectrum in all of our markets until the Nortel financing is satisfied or our operating assets are sold after our default under the Nortel financing;

     - for redirection of payments due to Alamosa under the management agreement from Sprint PCS to the administrative agent during the continuation of our default under the Nortel financing;

     - for Sprint PCS and the administrative agent to provide to each other notices of default by us under the Sprint PCS management agreement and Nortel financing, respectively;

     - the ability to appoint interim replacements, including Sprint PCS or a designee of the administrative agent, to operate our portion of the Sprint PCS network under the Sprint PCS Agreements after an acceleration of our financing from Nortel or an event of termination under the Sprint PCS Agreements;

     - subject to certain requirements and limitations, the ability of the administrative agent or Sprint PCS to assign the Sprint PCS Agreements and sell our assets or the partnership interests of our operating subsidiaries to a qualified purchaser that is not a major competitor of Sprint PCS or Sprint, free of the restrictions on assignment and change of control in the management agreement, if the Nortel financing has been accelerated after our default; and

     - subject to certain requirements and limitations, that if Sprint PCS enters consent and agreement documents with similarly-situated lenders that have provisions that are more favorable to the lender, Sprint PCS will give the administrative agent written notice of the amendments and will amend the Nortel Consent and agreement in the same manner at the administrative agent's request.

     SPRINT PCS'S RIGHT TO PURCHASE ON ACCELERATION OF AMOUNTS OUTSTANDING UNDER THE NORTEL FINANCING

     Subject to the requirements of applicable law, so long as the Nortel financing remains outstanding, Sprint PCS has the right to purchase our operating assets or the partnership interests of our operating subsidiaries, upon its receipt of notice of an acceleration of the Nortel financing, under the following terms:

     - Sprint PCS elects to make such a purchase within a specified period;

     - the purchase price is the greater of an amount equal to 72% of our Entire Business Value or the amount we owe under the Nortel financing;

     - if Sprint PCS has given notice of its intention to exercise the purchase right, then the administrative agent is prohibited for a specified period after the acceleration or until Sprint PCS rescinds its intention to purchase, from enforcing its security interest; and

     - if we receive a written offer that is acceptable to us to purchase our operating assets or the partnership interests of our operating subsidiaries after the acceleration, then Sprint PCS has the right to purchase our operating assets or the partnership interests of our operating subsidiaries on terms at least as favorable to us as the offer we receive. Sprint PCS must agree to purchase the operating assets or the partnership interests of our operating subsidiaries within 14 business days of its receipt of the offer, on acceptable conditions, and in an amount of time acceptable to us.

     SALE OF OPERATING ASSETS OR THE PARTNERSHIP INTERESTS OF OUR OPERATING SUBSIDIARIES TO THIRD PARTIES

     If Sprint PCS does not purchase our operating assets or the partnership interests of our operating subsidiaries after an acceleration of the obligations under the Nortel financing, then the administrative agent may sell the operating assets or partnership interests. Subject to the requirements of applicable law (including the law relating to foreclosures of security interests), the administrative agent has two options:

     - to sell the assets or partnership interests to an entity that meets the requirements to be our successor under the Sprint PCS Agreements; or

     - to sell the assets or partnership interests to any third party, subject to specified conditions.

                      DESCRIPTION OF THE NORTEL FINANCING

THE NORTEL CREDIT FACILITY

     GENERAL

     We entered into a credit facility effective June 10, 1999 with Nortel for $123.0 million. We have since entered into a commitment letter with Nortel to increase the credit facility to $250.0 million effective as of the closing of this offering. As of June 30, 1999, we had borrowed $35.4 million under the facility. This facility is used to purchase equipment from Nortel, to fund the build-out of our portion of the Sprint PCS network and to fund costs associated with the financing. This facility constitutes senior debt secured by a first priority security interest in substantially all of our assets (including all the assets of Alamosa Texas, LP and Alamosa Wisconsin, LP, our operating subsidiaries). This facility will be between Nortel and our subsidiary, Alamosa PCS, Inc., a Delaware corporation, as borrower. We have agreed, and our current and future subsidiaries have agreed, to guarantee this facility. This description of the facility assumes that the terms of the commitment letter are currently in place. Nortel will not fund this increase in the facility unless various conditions are met, such as the negotiation, execution and delivery of definitive loan documents and the absence of adverse changes affecting us or our operations. There can be no assurance that we will fulfill all of these conditions.

     AMOUNT AND PURPOSE OF LOANS

     The credit agreement provides for three different tranches of borrowings (each, a Commitment) evidenced by a single promissory note of $250.0 million. Borrowings obtained under the Tranche A Commitment (up to $167.0 million) may be used to fund the purchase of equipment and services from Nortel, the primary vendor of the equipment and services necessary to install our portion of the Sprint PCS network. Borrowings obtained under the Tranche B Commitment (up to $58.0 million) may be used to pay specified third party expenses. Borrowings obtained under the Tranche C Commitment (up to $25.0 million) may be used to pay loan fees and interest accrued, in most cases, through January 2002, under Tranches A, B and C, an origination fee of $3.8 million and specified third party expenses.

     The amount that can be borrowed under Tranche B, and the amount that can be borrowed under Tranche C to pay third party expenses, is further limited to a borrowing base that is computed by the administrative agent at specified times, as provided in the credit agreement. The borrowing base is defined as 50% of the amount paid to Nortel to purchase equipment and services used in our portion of the Sprint PCS network. We have the option to reduce the amount of any Commitment and avoid the periodic fee charged on those unborrowed amounts. Any reduction must be at least $3.0 million. This is not a revolving credit arrangement so reductions cannot be reinstated.

     COMMITMENT TERMINATION

     The Tranche A Commitment and the Tranche B Commitment are both scheduled to terminate 30 months from the closing date of the credit facility. The Tranche C Commitment is scheduled to terminate six months earlier. The Commitments may also terminate:

     - when any Commitment is fully funded;

     - on the first anniversary of the closing date if we have borrowed less than an aggregate of $100.0 million under all three Commitments by that date;

     - upon a change of control of Alamosa PCS, Inc.;

     - if we voluntarily terminate any Commitment; and

     - if the administrative agent terminates one or all of the Commitments due to the occurrence of an event of default under the credit agreement.

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

     SYNDICATION

     Nortel may reduce part or all of its commitment through syndicating the loan to other lenders. If the loan is syndicated, then the administrative agent may change from Nortel to any successor administrative agent, acting on behalf of the lenders in the syndicated group.

     LOANS AND INTEREST OPTIONS

     We have multiple interest rate options available under the credit agreement:

     - we may borrow money at either the prime or base rate of Citibank, N.A. (New York), plus 2.75% (a Base Rate Loan), or the London interbank offered rate, as adjusted for reserve requirements, plus 3.75% (a Eurodollar Loan);

     - we may convert a Base Rate Loan to a Eurodollar Loan or a Eurodollar Loan to a Base Rate Loan, at any time;

     - accrued interest is payable either on the last day of each month (for Base Rate Loans), the last day of the interest period (for Eurodollar Loans) or, in the case of an interest period greater than three months, at three month intervals after the first day of such interest period;

     - we have the option to pay interest due on the loans with borrowings obtained under the Tranche C Commitment until the earlier of (1) January 2002, (2) the date the Tranche C Commitment is fully funded and (3) January 2001 only if we have not borrowed at least $100.0 million under the Nortel financing by that date;

     - interest is due upon any prepayment or conversion from one interest type to another; and

     - all outstanding interest is due on the maturity date, which is 90 months after the closing date of the credit facility unless all of the Commitments are terminated on the first anniversary of the closing date because we have borrowed less than $100.0 million, in which case the maturity date is the sixth anniversary of the closing date.

     PAYMENT OF PRINCIPAL

     Scheduled. At the termination of the Tranche A and Tranche B Commitments, we must begin to repay, in quarterly installments, the principal on all borrowings made under that Commitment. A fixed percentage is due each quarter:

     - for the first eight quarters, 3.75% of the principal balance of the loan is due per quarter;

     - for quarters nine through twelve, 5.00% per quarter; and

     - for quarters thirteen through the maturity date, 6.25% per quarter.

Any principal that has not been paid by the maturity date is due at that time.

     Optional Prepayments. We may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features.

     Mandatory Prepayments. We also must make mandatory prepayments under certain circumstances, including among others:

     - 50% of Alamosa PCS, Inc.'s "Excess Cash Flow" (as computed under the credit agreement) after March 31, 2003 (or March 31, 2001, if the Commitments terminate on the first anniversary of the closing date); and

     - any amount in excess of $250,000 received for asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets within a stated period of time.

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

     All prepayments are applied to the outstanding loan balances pro rata in the inverse order of maturity, except where there is a borrowing base shortage, in which case prepayments are first applied there, and then pro rata among all three Commitment tranches.

     All payments of principal, including voluntary and mandatory prepayments, reduce the amount of the Commitments by the amount of the principal paid.

     FEES

     We are required to pay (1) an origination fee of $3.8 million (3% of $127.0 million, the additional loan commitment made in the amended and restated credit agreement) at the execution of the credit agreement and (2) a fee on the unfunded portion of each Commitment, computed by multiplying the average daily unused amount of each Commitment by 0.75% per year. This second fee begins to accrue on the date which is six months after the closing date, and is payable in arrears on the last day of each calendar quarter until the termination of the relevant Commitment. We must also pay a separate, annual agent's fee of $35,000 to the administrative agent.

     WARRANTS

     As additional consideration to Nortel for its financing commitment, we are required to issue to Nortel warrants for 2% of our total equity as of the closing date, on a fully-diluted basis. The warrants will be issued and will be exercisable by Nortel on the second anniversary of the closing date, unless, prior to that date, (1) we contribute $75.0 million of equity to Alamosa PCS, Inc. which is used to prepay any loans under the Nortel facility, (2) Nortel assigns $75.0 million of the loans to unrelated lenders, (3) there is a combination of loan prepayments and assignment of the loans to unrelated lenders totaling at least $100.0 million or (4) Alamosa PCS, Inc. has a ratio of senior debt to total capitalization of .40 to 1.0 or less for two consecutive calendar quarters prior to the second anniversary of the closing date. The exercise price for the warrants will be the price paid for our common stock in this offering. Nortel may not transfer any of its rights with respect to the warrants before the first anniversary of the closing date, and any warrants transferred before the second anniversary of the closing date will be subject to the provisions preventing exercise of the warrants.

     Nortel is entitled to multiple demand registration rights and unlimited piggyback registration rights of the common stock warrants.

     BOARD OBSERVATION RIGHT

     So long as Nortel holds any loans or commitments under the credit agreement, it is entitled to receive notices of all of our board and committee meetings and to have a non-voting observer in attendance at any of those meetings. However, Nortel will not have these rights if Alamosa PCS, Inc.'s ratio of annualized EBITDA to annualized cash interest expense plus principal payments is 1.0 to 1 or more for four consecutive quarters. Nortel may share information learned at those meetings with employees, officers, directors and attorneys who have a professional need to know the information, but the information must be kept confidential by those persons. The observer may be excused from a meeting at the request of a majority of the directors present during discussions involving sensitive information regarding Nortel or competitors of Nortel.

     MANAGEMENT TEAM; EMPLOYMENT AGREEMENTS

     The credit agreement requires us to have an experienced telecommunications management team reasonably satisfactory to the administrative agent, including a chief executive officer, chief financial officer, chief operating officer and chief technology officer. As a condition to closing the financing, key management is required to enter into employment agreements with a minimum term of two years, non-competition agreements and non-disclosure agreements.

     COLLATERAL

     The Nortel financing is secured by:

     - a perfected first priority lien on substantially all of Alamosa PCS Holdings, Inc.'s, Alamosa PCS, Inc.'s and the operating subsidiaries' current and future assets, and the assets of future subsidiaries;

     - a collateral assignment of the Sprint PCS Agreements;

     - a pledge by Alamosa PCS Holdings, Inc. to Nortel of Borrower's capital stock and by Borrower of its ownership interests in the operating subsidiaries; and

     - guarantees from Alamosa PCS Holdings, Inc., the operating subsidiaries and all future direct or indirect subsidiaries of Alamosa PCS, Inc..

     We are obligated to grant to the administrative agent a first lien mortgage on any real property we acquire, together with a mortgagee policy of title insurance, a survey, an appraisal and an environmental survey.

     MINIMUM EQUITY REQUIREMENTS

     As a closing condition of the credit facility, we must raise a combined $148.0 million in equity capital. This amount will be comprised of the net proceeds from this offering of our common stock and the amount of capital previously contributed by our current stockholders. The current stockholders will have contributed an aggregate of $37.5 million by December 31, 1999.

     CONDITIONS

     Alamosa PCS, Inc. must meet certain conditions before it may obtain any future borrowings under the credit agreement, including:

     - that there has been no event of default;

     - a reaffirmation of representations;

     - Alamosa PCS, Inc. has a debt to contributed capital ratio of less than or equal to 1.5 to 1;

     - submission of a borrowing base report;

     - that the loan would not exceed the borrowing base (if applicable); and

     - that there has not been a Material Adverse Effect, as defined in the credit agreement.

     NEGATIVE COVENANTS

     Other Debt. With limited exceptions such as intercompany debt incurred in the ordinary course of business, Alamosa PCS, Inc. and the operating subsidiaries have agreed not to incur additional debt.

     Organizational Issues and Capital Stock. Alamosa PCS, Inc. and the operating subsidiaries have agreed, with an exception for mergers with subsidiaries, not to:

     - become a party to a merger or a consolidation,

     - wind-up, dissolve or liquidate, or

     - acquire all or a material or substantial part of the business or properties of another person.

     Alamosa PCS, Inc. further agreed not to issue, sell, assign or otherwise dispose of, to any person (a) any of its capital stock; (b) any securities exchangeable for or convertible into or carrying any rights to acquire any of its capital stock; or (c) any option to acquire its capital stock.

     Payments and Investments. Alamosa PCS, Inc. and the operating subsidiaries have agreed not to make any "restricted payments." Restricted payments include:

     - dividends or distributions on account of shares of capital stock, except one payable solely in shares of stock;

     - any redemption, conversion, exchange, retirement, sinking fund, or other similar purchase of shares of capital stock;

     - any payment or prepayment of principal, premium, if any, or interest on, or any redemption, conversion, exchange, purchase, retirement, or defeasance of, or payment with respect to any subordinated debt;

     - any loan, advance or payment to any officer, director or shareholder, except for reasonable compensation paid to officers or directors in the ordinary course; and

     - any payment made to retire any outstanding warrants, options or other rights to acquire capital stock.

     Modification of Agreements. Alamosa PCS, Inc. has agreed that, with limited exceptions, it will not consent to or implement any termination, amendment, modification, supplement or waiver of:

     - the capital contribution agreement;

     - the Sprint PCS Agreements;

     - its business plan; or

     - any material contract.

     Other Negative Covenants. Alamosa PCS, Inc. and the operating subsidiaries have agreed not to:

     - dispose of property except in certain circumstances;

     - enter into any sale/leaseback transactions;

     - engage in any line of business other than operation of our portion of the Sprint PCS network, and related ownership and financing activities;

     - conduct any activity on real property that would violate environmental laws;

     - restrict any subsidiary's ability to pay dividends;

     - pay management fees (other than to Sprint PCS);

     - terminate the Supply Agreement (the agreement pursuant to which Nortel provides goods and services to us relating to the PCS network), before the third anniversary of the closing date (or the first anniversary of the closing date if less than $100.0 million has been borrowed at that time);

     - take certain actions that would violate ERISA; or

     - prepay fees owed to Sprint PCS.

     Alamosa PCS Holdings, Inc. has agreed not to engage in any business other than the ownership of capital stock and other capital raising activities. Alamosa PCS Holdings, Inc. has also agreed to maintain a ratio of total debt to total capitalization of 0.75 to 1 or less.

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

     FINANCIAL AND OPERATING COVENANTS

     Alamosa PCS, Inc. is subject to financing and operating covenants including:

     - a maximum ratio of total debt to total capitalization;

     - a maximum ratio of total debt to annualized earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for each quarter;

     - minimum annualized EBITDA for each quarter;

     - minimum number of subscribers;

     - minimum quarterly revenue;

     - maximum cumulative capital expenditures not to exceed a specified amount;

     - maximum yearly payments under operating leases; and

     - minimum quarterly fixed charge coverage ratio (ratio of EBITDA plus cash and the unused portion of the loan to consolidated fixed charges).

     EVENTS OF DEFAULT

     In addition to failing to perform, observe or comply with the covenants, agreements and terms of the credit agreement, it is an event of default under the credit agreement if any party with financial responsibility for the loans or the outstanding, unsecured equity commitments, or Sprint PCS signatory to the management agreement with Sprint PCS:

     - becomes insolvent, commences or suffers bankruptcy proceedings or suffers other indicia of extreme financial duress.

     Other events of default include:

     - an attachment against Alamosa PCS, Inc.'s or its subsidiaries' property that is not released within 30 days and the amount of the proceedings is greater than $500,000;

     - a judgment against Alamosa PCS, Inc. or its subsidiaries of greater than $500,000;

     - failure to pay other loans as they become due;

     - a breach by Alamosa PCS, Inc. under the Supply Agreement, Nortel Consent Agreement or the Sprint PCS Agreements;

     - any change in control of Alamosa PCS Holdings, Inc.; or

     - any Material Adverse Effect occurs (broadly defined in the credit agreement to include things that could have a material adverse effect on Alamosa PCS, Inc.'s business, on Alamosa PCS, Inc.'s ability to repay the loan, or on Nortel's collateral).

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table presents information with respect to our directors and executive officers.

NAME                                        AGE                    POSITION
----                                        ---                    --------
David E. Sharbutt.........................  50    Chairman of the Board of Directors, Chief
                                                  Executive Officer and Chief Financial
                                                  Officer
Jerry W. Brantley.........................  54    Chief Operating Officer
W. Don Stull..............................  37    Chief Technology Officer
Michael R. Budagher.......................  41    Director
Ray M. Clapp..............................  39    Director
Scotty Hart...............................  49    Director
Thomas Hyde...............................  54    Director
Tom M. Phelps.............................  50    Director
Reagan W. Silber..........................  38    Director
Jimmy R. White............................  60    Director

     David E. Sharbutt. Mr. Sharbutt has been our Chairman and a director since Alamosa was founded in July 1998. Mr. Sharbutt was named our Chief Executive Officer and Chief Financial Officer on October 1, 1999. Mr. Sharbutt was formerly the President and Chief Executive Officer of Hicks & Ragland. Mr. Sharbutt is currently employed by Hicks & Ragland as a Senior Consultant. He has been at Hicks & Ragland since 1977, where he has worked with independent telephone companies in developing strategic, engineering and implementation plans for various types of telecommunications services. Before he joined Hicks & Ragland, Mr. Sharbutt was employed with Southwestern Bell. Mr. Sharbutt holds a Bachelor of Science degree in Electrical Engineering from Texas Tech University. Mr. Sharbutt will be Vice President of Alamo IV LLC until its proposed dissolution in November 1999. He also serves as a director for, and is a shareholder of, Hicks & Ragland and is a director for, and shareholder and President of US Consultants, Inc. In addition, he is a director for TechTel Communications Corporation, Accipiter Communications, and previously was a director of Alamo Cellular, Inc., all non-public companies.

     Jerry W. Brantley. Mr. Brantley has been our Chief Operating Officer since October 1998. He is responsible for overseeing all aspects of operations including market operations, network build-out, human resources, marketing and distribution. From June 1996 to October 1998 he was General Manager of the H&R Strategic Group of Hicks & Ragland. From December 1994 to June 1996 Mr. Brantley was Executive Vice President and General Manager for Mainstreet Wireless, a national PCS consortium of independent telecommunications companies and other companies. From May 1993 to November 1994 Mr. Brantley was President and General Manager of the Business Crime Council of South Texas, Inc., a crime prevention organization. From 1984 to 1993, Mr. Brantley held various executive management positions in sales, marketing, public relations and regulatory matters for Southwestern Bell Mobile Systems. Mr. Brantley holds a Bachelor of Business Administration degree from the University of Oklahoma.

     W. Don Stull. Mr. Stull has been our Chief Technology Officer since October 1998. He was formerly Vice President of Hicks & Ragland. He has held various management and engineering positions at Hicks & Ragland since 1988. From 1985 to 1988 he was an engineer at Turner Collie & Braden, Inc. From 1980 to 1984 he was an engineering technician for different companies. Mr. Stull received his M.B.A. from Texas Tech University and holds a Bachelor of Science degree in Civil Engineering from Texas Tech University.

     Michael R. Budagher. Mr. Budagher has served as a director of Alamosa since December 21, 1998. Mr. Budagher was the founder of Specialty Constructors, a wholly owned subsidiary of Specialty Teleconstructors, Inc., a wireless infrastructure installation company. He served as the President, Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Specialty from 1990 to 1998.

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

Mr. Budagher is also a founder, stockholder and the President of Specialty Antenna Site Resources, Inc. and was a founder and served as the President of Specialty Constructors Coatings, Inc. until March 1997. He also serves as the managing member and President of the Budagher Family LLC as well as a Manager of West Texas PCS, LLC, both non-public limited liability companies.

     Ray M. Clapp. Mr. Clapp has served as a director since Alamosa was founded in July 1998. Mr. Clapp has been Managing Director, Acquisitions and Investments for The Rosewood Corporation, the primary holding company for the Caroline Hunt Trust Estate, since 1995. From 1989 to 1995 he has held various officer level positions with The Rosewood Corporation and its subsidiaries. Prior to his employment with The Rosewood Corporation, Mr. Clapp was a consultant with Booz, Allen & Hamilton, a management consulting firm.

     Scotty Hart. Mr. Hart has served as a director since Alamosa was founded in July 1998. He has also served as General Manager of South Plains Telecommunications Cooperative (SPTC), a wireline and wireless telecommunications company, since April 10, 1995, and previously as Assistant Manager of SPTC. Mr. Hart is currently Vice President of SPPL, Inc., Chairman of the General Partners Committee for Caprock Cellular Limited Partnership and past Chairman for Texas RSA3 Limited Partnership, all affiliates of SPTC. He is also General Manager of South Plains Advanced Communications & Electronics, Inc. (SPACE), a wholly owned subsidiary of SPTC, and Secretary of Alamo Cellular, Inc., a non-public holding company with interests in a wireless telecommunications service provider and an affiliate of SPACE. In addition, he is the general partner and a limited partner of Lubbock HLH, Ltd. He also will be President of Alamo IV LLC until its proposed dissolution in November 1999. Mr. Hart also serves as a director of Texas Statewide Telephone Cooperative, Inc., a non-public company.

     Thomas Hyde. Mr. Hyde has served as a director since Alamosa was founded in July 1998. From 1996 to 1997, Mr. Hyde served as an Assistant Manager of Taylor Telephone Cooperative, Inc., a landline telephone service provider, and has served as Manager of that company since 1998. He has also served as Manager of Taylor Telecommunications, Inc., a cellular services provider. Prior to 1996, Mr. Hyde was self-employed in the farming and ranching business. Mr. Hyde also will be Secretary of Alamo IV LLC until its proposed dissolution in November 1999. Mr. Hyde currently serves as a director of Alamo Cellular, Inc. and was a director of Taylor Telephone Cooperative, Inc. and Taylor Telecommunications, Inc. from 1979 to 1996.

     Tom M. Phelps. Mr. Phelps has served as a director of Alamosa since December 21, 1998. He has served as Executive Vice President and General Manager of ENMR Telephone Cooperative, a telecommunications services provider, and of Telecommunications Holdings East (THE), since September 1997. Mr. Phelps is also currently Executive Vice President of Plateau Telecommunications Incorporated, a wireless and wireline telecommunications provider and wholly owned subsidiary of THE. Additionally, Mr. Phelps served as Assistant Manager of ENMR Telephone Cooperative and its wholly owned subsidiaries from 1995 to 1997, and as Area Manager of GTE Corporation, a telephone service provider, from 1994 to 1995. He is currently a director of Rocky Mountain Telecommunications Association, a non-public company.

     Reagan W. Silber. Mr. Silber has served as a director since Alamosa was founded in July 1998. He has been the founder and managing shareholder of Silber Pearlman, P.C., a law firm, since 1989. He is also a director and the President of Tregan International Corp., a director and the President of BPS Realty, Inc., and a director of Independent Bank of Plano, all non-public companies.

     Jimmy R. White. Mr. White has served as a director since Alamosa was founded in July 1998. He has served as the General Manager of XIT Rural Telephone Cooperative, Inc. and its subsidiaries, XIT Telecommunication & Technology, Inc., XIT Cellular, and XIT Fiber, Inc., all wireline and wireless telecommunications services providers, since 1975. He will be the Treasurer of Alamo IV LLC until its proposed dissolution in November 1999. Mr. White currently serves as the President of Alamo Cellular, Inc. He also currently serves as a director of Texas Telephone Association, a non-public company, and Forte of Colorado, a general partnership.

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

BOARD OF DIRECTORS

     Under the terms Alamosa PCS, LLC's Regulations the number of managers to serve on the Alamosa's board of managers was fixed at nine managers. Alamo IV had the right to appoint five of the managers and Rosewood Telecommunications, LLC, Tregan International Corp., West Texas PCS LLC, Longmont PCS LLC and Yellow Rock PCS, L.P. (combined, the Financial Members) had the right to appoint a total of four of the managers. If Alamo IV's percentage interest in Alamosa PCS, LLC fell below 45% then the number of managers it was able to appoint also fell in a corresponding manner. Likewise, if the Financial Members combined percentage interest in Alamosa PCS, LLC fell below 33% then the number of managers they were able to appoint as a group also fell in a corresponding manner. Neither Alamo IV's number of appointments nor the Financial Members' number of appointments increased as a result of a decrease in the other group's percentage interest. Any remaining manager position was to be filled by a manager elected by a majority of the members of Alamosa PCS, LLC. As a result of Alamo IV's proposed dissolution in November 1999, Alamo IV will no longer hold any right to appoint managers, but the former members of Alamo IV will still be able to act together to appoint five of the managers. Prior to the closing of this offering, Alamosa PCS, LLC will be reorganized and the current managers of Alamosa PCS, LLC will become directors of Alamosa PCS Holdings, Inc. Upon this reorganization, the former members of Alamo IV and the Financial Members will lose their right to appoint any future directors. For further information on the reorganization, see "The Reorganization."

     After the reorganization, our board of directors will be fixed at eight members. We will divide our board of directors into three classes. Ray M. Clapp, Jimmy White and Thomas Hyde constitute Class I and will stand for election at the annual meeting of stockholders to be held in 2000. Michael R. Budagher and Reagan W. Silber constitute Class II and will stand for election at the annual meeting of stockholders to be held in 2001. Tom M. Phelps, David E. Sharbutt, and Scotty Hart constitute Class III and will stand for election at the annual meeting of stockholders to be held in 2002. After the initial term following the offering, directors in each class will serve for a term of three years, or until his or her successor has been elected and qualified and will be compensated at the discretion of the board of directors. Executive officers are ordinarily elected annually and serve at the discretion of the board of directors.

     COMPENSATION OF DIRECTORS

     Currently, we do not compensate our directors. No director who is an employee of Alamosa receives separate compensation for services rendered as a director. In the past, we have had an arrangement with Hicks & Ragland to pay $175 per hour for David Sharbutt's services as Chairman of our board of directors. This arrangement with Hicks & Ragland ended on October 1, 1999, when Mr. Sharbutt became our Chief Executive Officer.

     Following the closing of this offering, pursuant to the 1999 Omnibus Securities Plan, each of our directors who is not an officer or employee of Alamosa (an Independent Director) will automatically receive an initial option to purchase 32,000 shares of our common stock upon the closing of this offering or on the date he or she becomes one of our directors. The initial option becomes exercisable with respect to 100% of the shares covered thereby six months after the date of grant and will expire on the tenth anniversary of the date of grant. In addition to the initial option, each Independent Director will receive a grant pursuant to our 1999 Omnibus Securities Plan of an annual option to purchase that number of shares of our common stock equal to $60,000 divided by the fair market value of our common stock on the date of grant. The annual option will be automatically granted on the date of the first full meeting of our board of directors following the end of each fiscal year. The annual option will immediately vest on the date of grant and will expire on the tenth anniversary of the date of grant. The exercise price of all options granted to Independent Directors must be equal to the fair market value of our common stock on the date of grant. Directors who are also our officers or employees receive no additional compensation for serving as directors. All of our directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to, and attendance at, meetings of the board of directors or committees thereof.

     BOARD COMMITTEES

     To date, our board has not had either an audit committee or a compensation committee. Our board of directors has determined the compensation for our executive officers. Prior to the completion of this offering, our board will establish an audit committee and a compensation committee. Each of these committees will be comprised solely of Independent Directors.

     The audit committee will be responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors.

     The compensation committee will be responsible for reviewing and approving all compensation arrangements for our officers, and is also responsible for administering the 1999 Omnibus Securities Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We currently do not have a compensation committee. To date, our board of directors has determined the compensation of our executive officers. David Sharbutt, our Chief Executive Officer and Chief Financial Officer is Chairman of our board of directors. He is also employed as a Senior Consultant and is a director and shareholder of Hicks & Ragland, an engineering consulting firm that provides services to us. See "Certain Relationships and Related Transactions" for more details on these transactions. Mr. Sharbutt has also served on the board of directors of Alamo Cellular, Inc. Currently Scotty Hart is Secretary of Alamo Cellular, Inc. and Jimmy White is President of Alamo Cellular, Inc. Both Mr. Hart and Mr. White are also on our board of directors. In addition, Alamo IV LLC, prior to its proposed dissolution in November 1999, has been controlled by its members. Mr. Sharbutt represents a company called Harlamo LLC that is a member of Alamo IV LLC and Mr. Sharbutt also serves as Vice President of Alamo IV LLC. Thomas Hyde, who is one of our directors, along with Scotty Hart and Jimmy White, serve as executive officers of Alamo IV LLC. Prior to completion of this offering, our board of directors will establish a compensation committee that will be comprised solely of Independent Directors.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     To date, our board has not had a compensation committee. Accordingly, our board of directors is primarily responsible for our executive compensation policies and practices.

     Our executive compensation philosophy reflects our belief that the compensation of executives should (1) be linked to achievement of our business and strategic goals; (2) be aligned with the interests of stockholders through awards of stock options and other stock-based compensation; (3) recognize individual contributions, as well as overall business results; and (4) result in attracting, motivating and retaining highly-talented executives to serve us. To achieve these objectives, our current compensation program consists of the following elements:

     - Base salary;

     - Annual incentive compensation, the receipt of which is based on (1) our financial performance from year to year and/or (2) significant individual contributions; and

     - Long-term incentive compensation, primarily in the form of stock options.

     Jerry Brantley, as Chief Operating Officer, acted in a capacity similar to that of chief executive officer during the period from the inception of Alamosa, July 16, 1998, to December 31, 1998. The structure of Mr. Brantley's fiscal 1998 compensation was based in part on comparisons to the compensation of executives in similar positions with other companies in the industry, as well as Mr. Brantley's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. In accordance with such factors, we entered into an employment agreement with Mr. Brantley, effective October 2, 1998. This agreement provides for a base salary of $175,00, subject to increases at our board's discretion. In addition, the agreement provides that Mr. Brantley is eligible for quarterly bonuses upon the achievement of certain performance targets established by our board, and grants Mr. Brantley stock options that vest over 3 years. See "-- Employment Agreements -- Jerry Brantley." Pursuant to this employment agreement, Mr. Brantley received compensation totaling $55,892.28 for fiscal 1998, representing a salary of $40,384.62, a bonus of $13,843.14, and a car allowance of $1,661.52. Our board believes that the structure of Mr. Brantley's compensation, with its emphasis on our performance, is in the best interest of our stockholders because it more closely aligns the interests of Mr. Brantley and our stockholders.

     Other than Mr. Brantley as Chief Operating Officer, we had no other executive officers receiving substantial salaries during fiscal 1998. Our philosophy for the compensation of our executive officers focuses on each individual's level of responsibility, experience and contribution to our business objectives and the board's ongoing assessment of our operations. The board places emphasis on compensation that closely aligns the executive's interests with the stockholders' interests. Therefore, a significant percentage of each executive officer's total compensation is tied to our performance through (1) bonus eligibility, based on a combination of our performance and individual achievement, and (2) stock option awards.

     In August 1993, as part of the Omnibus Budget Reconciliation Act of 1993,
Section 162(m) of the Internal Revenue Code (the Code) was enacted, which section provides for an annual one million dollar limitation on the deduction that an employer may claim for compensation of certain executives. Section 162(m) of the Code provides an exception to the deduction limitation for certain performance-based compensation, and it is the intent of the board to qualify executive compensation for such exception to the extent necessary, feasible and in our best interests.

     David E. Sharbutt (Chairman)
     Michael R. Budagher
     Ray M. Clapp
     Scotty Hart
     Thomas Hyde
     Tom M. Phelps
     Reagan W. Silber
     Jimmy R. White

EXECUTIVE COMPENSATION

     The following table presents summary information with respect to the compensation paid to Jerry W. Brantley during the period from the inception of Alamosa, July 16, 1998, to December 31, 1998. We had no chief executive officer during this period. Mr. Brantley, as Chief Operating Officer, acted in a capacity similar to that of chief executive officer during this period. No other executive officer had a salary and bonus that exceeded $100,000 during this period.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                      COMPENSATION
                                                                 -----------------------
                                     ANNUAL COMPENSATION         RESTRICTED   SECURITIES
                                ------------------------------     STOCK      UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR     SALARY       BONUS        AWARDS     OPTIONS(1)   COMPENSATION
---------------------------     ----   ----------   ----------   ----------   ----------   ------------
Jerry W. Brantley
  Chief Operating Officer.....  1998   $40,384.62   $13,846.14         --      633,580      $1,661.52(2)

---------------

(1) All option grants were initially grants of options to purchase membership interests in the limited liability company. The numbers in this column give effect to the reorganization of the limited liability company into a holding company structure, which will occur immediately prior to the closing of this offering, as if it had occurred prior to December 31, 1998.

(2) Consists of a monthly car allowance.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The table below provides information regarding stock options granted to the named executive officers from the inception of Alamosa, July 16, 1998, to December 31, 1998. All option grants were initially grants of options to purchase membership interests in the limited liability company. The numbers in this table give effect to the reorganization which will occur immediately prior to the closing of this offering as if it had occurred as of the inception of Alamosa PCS, LLC. None of the named executive officers received stock appreciation rights, or SARs.

                                                               INDIVIDUAL GRANTS
                            ---------------------------------------------------------------------------------------
                                                   % OF TOTAL OPTIONS
                                                       GRANTED TO        EXERCISE                   VALUE AT DATE
                            NUMBER OF SECURITIES      EMPLOYEES IN         PRICE      EXPIRATION          OF
NAME                         UNDERLYING OPTIONS       FISCAL YEAR       (PER SHARE)      DATE         GRANT (1)
----                        --------------------   ------------------   -----------   ----------   ----------------
Jerry W. Brantley.........        633,580                  83%              (2)        1/5/2008

---------------

(1) Value at date of grant is based on the product of the public offering price
    of $     per share, the midpoint of the range on the cover page of the prospectus, minus the exercise price, multiplied by the number of securities underlying the options granted.

(2) The exercise price per share is $1.3095 for one-third of the options, $1.3944 for one-third of the options and $1.5156 for the remaining one-third of the options.

AGGREGATED FISCAL YEAR-END OPTION VALUES

     The following table provides summary information regarding options held by our named executive officers as of December 31, 1998. There was no public market for the common stock as of December 31, 1998. Accordingly, the value of unexercised in-the-money options is based on an assumed initial public offering
price of $       , less the exercise price payable for such shares.

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES                    OPTIONS/SARS AT FISCAL         IN-THE-MONEY OPTIONS/
                               ACQUIRED       VALUE             YEAR-END(#)             SARS AT FISCAL YEAR-END
NAME                        ON EXERCISE(#)   REALIZED   (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE)
----                        --------------   --------   ---------------------------   ---------------------------
Jerry W. Brantley.........        --            --               --/633,580                       --/

BENEFIT PLANS

     1999 OMNIBUS SECURITIES PLAN

     The 1999 Omnibus Securities Plan has been adopted by our board of directors and stockholders. The plan provides for stock based and non-stock based compensation to plan participants, including incentive stock options, nonqualified stock options, tandem and independent stock appreciation rights, other derivative securities, stock bonuses, restricted stock, awards denominated in stock units, securities convertible into stock, phantom stock, dividend equivalent rights and performance awards that are contingent upon our performance or performance of the plan participant. The aggregate number of shares of common stock that may be issued under the plan is 5,500,000. On
            , 1999, we granted options effective as of the closing of this
offering to purchase      shares of common stock with an exercise price equal to
the initial public offering price per share to directors, officers and employees.

     The option plan will be administered by our board of directors or by a compensation committee appointed by our board of directors, which will be authorized, subject to the provisions of the option plan, to grant awards and establish rules and regulations as it deems necessary for the proper administration of the option plan and to make whatever determinations and interpretations it deems necessary or advisable.

     An incentive option may not have an exercise price less than the fair market value of the common stock on the date of grant or an exercise period that exceeds ten years from the date of grant and is subject to other limitations which allow the option holder to qualify for favorable tax treatment. Nonqualified options may have an exercise price of less than, equal to or greater than the fair market value of the underlying common stock on the date of grant but, like incentive options, are limited to an exercise period of no longer than ten years.

     An option will not be not transferable except by will or by the laws of descent or distribution or unless determined otherwise by our board of directors.

     Awards under the Omnibus Plan may contain provisions that, if a change in control of Alamosa occurs, give the Compensation Committee discretion to offer to purchase awards from Omnibus Plan participants and make adjustments or modifications to outstanding awards to protect and maintain the rights and interests of the Omnibus Plan participants or take any other action the award agreements may authorize. A change in control of Alamosa is deemed to occur upon any of the following events (1) a consolidation or merger in which we do not survive, unless our stockholders retain the same proportionate common stock ownership in the surviving company after the merger, (2) a sale of substantially all of our assets, (3) the approval by our stockholders of a plan to dissolve or liquidate Alamosa, (4) a third party acquires 20% or more of our voting securities or (5) during any two-year period, persons who constituted a majority of our Board of Directors at the beginning of such period cease to serve as directors for any reason other than death, unless each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of the two-year period.

     401(K) RETIREMENT PLAN

     We have established a tax-qualified employee savings and retirement plan. Employees may elect to contribute up to 20% of their annual compensation on a pre-tax basis and up to an additional 10% of their annual compensation on an after-tax basis to the retirement plan. "Highly Compensated Employees," as defined in the retirement plan, are subject to certain other provisions regarding the amount of eligible contributions. Employee contributions may begin from the date of hire and are immediately vested. Currently, we do not make matching or profit-sharing contributions to the retirement plan.

EMPLOYMENT AGREEMENTS

     David E. Sharbutt. We are currently negotiating an employment agreement with David E. Sharbutt, to be effective October 1, 1999. This employment agreement has a three-year term and provides that Mr. Sharbutt receive a minimum base salary of $175,000, payable semi-monthly, subject to increases at our discretion. Additionally, Mr. Sharbutt is entitled to receive a bonus of up to $43,750 for each calendar quarter in which we meet certain corporate milestones. The employment agreement also grants Mr. Sharbutt stock options that vest immediately as well as additional options that vest over three years and give Mr. Sharbutt the right to purchase up to a 3.5% interest in us. These options will be exchanged for two options to purchase 215,749 shares of our common stock with an exercise price of $1.3944 per share, which option is exercisable immediately after the exchange, and 1,294,491 shares of common stock with an exercise price per share equal to the initial public offering price, which option will vest over the next three years. Mr. Sharbutt is also entitled to reimbursement for reasonable expenses, a $1,250 per month vehicle allowance plus the standard mileage rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. If we terminate Mr. Sharbutt's employment for other than good cause or his death or disability, we would be required to pay him severance pay equal to one year's base salary. Pursuant to the employment agreement, Mr. Sharbutt has agreed not to compete with us during employment and for a period of two years following termination of employment and has agreed not to disclose any of our confidential information or trade secrets. The employment by Hicks & Ragland or any company in which Mr. Sharbutt is an owner or stockholder at the time of entering into the employment agreement, however, is an exception to both the non-disclosure and non-competition covenants.

     Jerry W. Brantley. We are a party to an employment agreement with Jerry W. Brantley, dated October 2, 1998. This employment agreement has a three-year term and provides that Mr. Brantley receive a minimum base salary of $175,000, subject to increases at our discretion. Additionally, Mr. Brantley is entitled to receive a bonus of up to $30,000 for each calendar quarter in which we meet certain corporate milestones. The employment agreement also grants Mr. Brantley stock options in three series, vesting monthly over three years and giving Mr. Brantley the right to purchase up to a 1.5% interest in us at any time after January 1, 2004 but before January 5, 2008. Mr. Brantley is also entitled to reimbursement for reasonable expenses. Additionally, Mr. Brantley receives a $600 per month vehicle allowance plus the standard mileage rate set by the Internal Revenue Service, and incentive, retirement, profit-sharing, life, medical, disability and other benefit plans as may be available to our other executives with comparable responsibilities, subject to the terms of those programs. If we terminate Mr. Brantley's employment for other than good cause or his death or disability, we would be required to pay him severance pay equal to six months' base salary. Pursuant to the employment agreement, Mr. Brantley has agreed not to compete with us during employment and for a period of two years following termination of employment and has agreed not to disclose any of our confidential information or trade secrets. We are currently negotiating an employment agreement with Mr. Brantley under which the stock options will be exchanged for two options to purchase 215,749 shares of our common stock with an exercise price of $1.3944 per share, which option is exercisable immediately after the exchange, and 1,294,491 shares of common stock with an exercise price per share equal to the initial public offering price, which option will vest over the next three years. In addition, we may make other material changes to his employment agreement.

     W. Don Stull. We are a party to an employment agreement with W. Don Stull, dated October 29, 1998. This agreement has a three year term and provides that Mr. Stull receive a minimum base salary of $90,000, subject to increases at our discretion. Additionally, Mr. Stull is entitled to receive a bonus of up to $15,000 for each calendar quarter in which we meet certain corporate milestones. The employment agreement also grants Mr. Stull stock options in three series that begin vesting monthly on April 29, 2000, expire on December 31, 2006, and give Mr. Stull the right to purchase up to 0.3% interest in us. These options will be exchanged for three series of options to purchase an aggregate of 129,450 shares of our common stock with exercise prices of $1.3095, $1.3944 and $1.5156 per share. Upon our sale, or the sale of substantially all of our assets, all vested options shall be considered to be exercised. Mr. Stull is also entitled to reimbursement for reasonable expenses and a $400 per month vehicle allowance plus 18 cents per mile. If we terminate Mr. Stull's employment for other than good cause or his death or disability, we would be required to pay him severance pay equal to one months' base salary. Pursuant to the employment agreement, Mr. Stull has agreed not to compete with us during employment and for a period of two years following termination of employment and has agreed not to disclose any of our confidential information or trade secrets.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership
of common stock, as of September   , 1999 and assumes (1) that each member of
Alamosa PCS, LLC has contributed its membership interest to Alamosa in exchange for its proportional number of shares of Alamosa common stock immediately prior to completion of this offering and (2) the proposed dissolution of Alamo IV, LLC has occurred, with respect to:

     - each person who, to our knowledge, is the beneficial owner of 5% or more of the outstanding common stock;

     - each of the directors;

     - each of the executive officers; and

     - all executive officers and directors as a group.

                                                                        PERCENTAGE OF      PERCENTAGE OF
                                                NUMBER OF SHARES       OWNERSHIP PRIOR    OWNERSHIP AFTER
NAME AND ADDRESS(1)                           BENEFICIALLY OWNED(2)      TO OFFERING       OFFERINGS(3)
-------------------                           ---------------------    ---------------    ---------------
5% STOCKHOLDERS:
Rosewood Telecommunications, L.L.C. ........        8,020,619               20.1%                    %
  500 Crescent Court, Suite 300
  Dallas, TX 75201
South Plains Advanced Communications &
  Electronics, Inc.(4)......................        7,135,740               17.8
  Post Office Box 1379
  Lubbock, TX 79408
West Texas PCS, LLC.........................        5,833,332               14.6
  3702 Holland Avenue #2
  Dallas, TX 75219
Taylor Telecommunications, Inc.(4)..........        4,206,186               10.5
  9796 N. Interstate 20
  Merkel, TX 79536
Tregan International Corp. .................        2,474,227                6.2
  2711 North Haskell Avenue
  5th Floor LB 32
  Dallas, TX 75204
Plateau Telecommunications,
  Incorporated(4)...........................        2,474,227                6.2
  7111 North Prince
  Clovis, NM 88102-1947
XIT Telecommunication & Technology,
  Inc.(4)...................................        2,268,041                5.7
  Highway 87 North
  Dalhart, TX 79022
LEC Development, Inc.(4)....................        2,061,856                5.2
  1807 Main Street
  Tahoka, TX 79373
Wes-Tex Telecommunications, Inc.(4).........        2,061,856                5.2
  1500 West Business 20
  Stanton, TX 79782

                                                                        PERCENTAGE OF      PERCENTAGE OF
                                                NUMBER OF SHARES       OWNERSHIP PRIOR    OWNERSHIP AFTER
NAME AND ADDRESS(1)                           BENEFICIALLY OWNED(2)      TO OFFERING       OFFERINGS(3)
-------------------                           ---------------------    ---------------    ---------------
DIRECTORS AND EXECUTIVE OFFICERS:
David E. Sharbutt(5)........................          771,101                1.9
Jerry W. Brantley...........................               --                 --
W. Don Stull(6).............................           80,533                  *
Michael R. Budagher(7)......................        5,833,332               14.6
Ray M. Clapp................................               --                 --
Scotty Hart(8)..............................        7,135,740               17.8
Thomas Hyde(9)..............................        4,206,186               10.5
Tom M. Phelps(10)...........................        2,474,227                6.2
Reagan W. Silber(11)........................        2,474,227                6.2
Jimmy R. White(12)..........................        2,268,041                5.7
All Directors and Executive Officers as a
  Group (10 persons)........................       25,243,387               63.1

---------------

  *  Less than one percent.

 (1) Except as otherwise indicated below, the address for each executive officer and director is 4403 Brownfield Hwy., Lubbock, Texas 79407.

 (2) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to that common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.

 (3) Assumes no exercise of the underwriters over-allotment option.

 (4) Previous member of Alamo IV, LLC. Prior to its dissolution, Alamo IV LLC held 56.3% of Alamosa PCS, LLC, and was comprised of these previous members and Harlamo, LLC.

 (5) Consists of 40,266 shares held in Mr. Sharbutt's 401(k) plan, 489,237 shares beneficially owned by Five S, Ltd. and 241,598 shares beneficially owned by Harness, Ltd. Mr. Sharbutt is a limited partner of Five S, Ltd. and President of Sharbutt Inc., the general partner of Five S Ltd., and is the beneficial owner of the shares owned by Five S, Ltd. Five S, Ltd. is a limited partner of Harness, Ltd. and Mr. Sharbutt is a director, shareholder and the President of US Consultants, Inc., the general partner of Harness, Ltd., and is the beneficial owner of the shares owned by Harness, Ltd. The address for Five S Ltd. is 4606 91st Street, Lubbock, Texas 79424 and the address for Harness, Ltd. is P.O. Box 65700, 4747 S. Loop 289, Lubbock, Texas 79464.

 (6) Consists of 60,400 shares held individually by Mr. Stull and 20,133 shares held in Mr. Stull's 401(k) plan.

 (7) Consists of shares beneficially owned by West Texas PCS, LLC. Mr. Budagher is a Manager of West Texas PCS, LLC and is the beneficial owner of these shares. Mr. Budagher's address is the same as the address for West Texas PCS, LLC.

 (8) Consists of shares beneficially owned by South Plains Advanced Communications & Electronics, Inc. (SPACE). Mr. Hart is General Manager of SPACE and may be considered the beneficial owner of these shares. Mr. Hart disclaims beneficial ownership of these shares. Mr. Hart's address is the same as the address for SPACE.

 (9) Consists of shares beneficially owned by Taylor Telecommunications, Inc. Mr. Hyde is a Manager of Taylor Telecommunications, Inc. and may be considered the beneficial owner of these shares.

     Mr. Hyde disclaims beneficial ownership of these shares. Mr. Hyde's address is the same as the address for Taylor Telecommunications, Inc.

(10) Consists of shares beneficially owned by Plateau Telecommunications, Incorporated. Mr. Phelps is the Executive Vice President of Plateau Telecommunications, Incorporated and may be considered the beneficial owner of these shares. Mr. Phelps disclaims beneficial ownership of these shares. The address for Mr. Phelps is the same as the address for Plateau Telecommunications, Incorporated.

(11) Consists of shares beneficially owned by Tregan International Corp. Mr. Silber is a director and the President of Tregan International Corp. and is the beneficial owner of these shares. Mr. Silber's address is the same as the address for Tregan International Corp.

(12) Consists of shares beneficially owned by XIT Telecommunication & Technology, Inc. Mr. White is the General Manager of XIT Telecommunication & Technology, Inc. and may be considered the beneficial owner of these shares. Mr. White disclaims beneficial ownership of these shares. Mr. White's address is the same as the address for XIT Telecommunication & Technology, Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FORMATION OF ALAMOSA PCS, LLC

     On July 24, 1998, Alamo IV LLC, Rosewood Telecommunications, L.L.C., Tregan International Corp., West Texas PCS, LLC and Longmont PCS, LLC formed Alamosa PCS, LLC. Those investors received membership interests in exchange for their capital commitments. The investors amended the formation documents on December 11, 1998 to allow for a new member Yellow Rock PCS, L.P., and to modify their membership interests and capital commitments. The members of Alamo IV LLC plan to dissolve Alamo IV LLC and distribute Alamo IV's membership interest in Alamosa PCS, LLC to Alamo IV's members.

     The obligations to commit capital and the other regulations under the formation documents will be eliminated when we reorganize from a limited liability company to a holding company structure prior to closing of this offering.

NORTEL CREDIT AGREEMENT GUARANTIES

     In connection with our credit agreement with Nortel, each of our stockholders pledged its ownership interest in Alamosa to Nortel to guaranty our obligations under the credit agreement. Our stockholders were required to secure their unfunded contributions with either a letter of credit or a marketable securities pledge agreement. Each guaranty, pledge, letter of credit and marketable securities pledge agreement will be terminated prior to the closing of this offering.

AGREEMENTS WITH HICKS & RAGLAND ENGINEERING CO., INC.

     We have entered into a number of arrangements with Hicks & Ragland as described in more detail below. David Sharbutt, our Chairman, Chief Executive Officer and Chief Financial Officer, was at the time the agreements were executed the President, Chief Executive Officer, director and a shareholder of Hicks & Ragland. Mr. Sharbutt is currently employed as a Senior Consultant by Hicks & Ragland.

     - On July 27, 1998, we entered into an engineering service contract with Hicks & Ragland that is to last through August 2001 for a maximum fee of approximately $7.0 million, excluding taxes. We paid $902,243 for these services during 1998.

     - On November 20, 1998, we entered into a special service contract effective as of September 20, 1998 with Hicks & Ragland, who provided us with marketing and operations consulting services for a maximum amount of $100,000, excluding taxes.

     - As of April 6, 1999, we entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership, an affiliate of Hicks & Ragland, to install and provide

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       DS1 telecommunications lines between Sprint PCS and our Lubbock operations and between our Lubbock operations and our other markets. The original term of the agreement is three years, with automatic renewal for successive 30-day terms until terminated by either party. The total
       amount of fees paid through the end of 1999 was $          .

     - As of April 9, 1999, we entered into a data communications services contract with H&R Data Com, an affiliate of Hicks & Ragland, to perform design and implementation services for us in connection with our wide area network and local area networks for a maximum fee of $262,040, excluding taxes. The agreement lasts until the project is completed, unless either party terminates it earlier for cause.

     - As of August 13, 1999, we entered into a distribution agreement with TechTel Communications Corporation, an affiliate of Hicks & Ragland, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in Lubbock. This is a standard agency agreement identical with numerous other agreements between Alamosa and other third party distributors, under which TechTel Communications Corporation is obligated to purchase ten handsets from us every quarter for the term of one year.

     - As of October 8, 1999, we entered into a special service contract with Hicks & Ragland to perform marketing and operations consulting services in selected areas in Wisconsin for a maximum fee of $100,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     - As of October 8, 1999, we entered into a special service contract with Hicks & Ragland to perform business planning and consulting services and a feasibility study in selected areas of Wisconsin for a fixed fee of $81,000. This agreement lasts until the project is completed, unless either party terminates it earlier.

     - As of October 8, 1999, we entered into a special service contract with Hicks & Ragland to perform business planning and consulting services and a feasibility study in selected areas of our territory for an estimated probable cost of $200,000, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

     - As of October 8, 1999, we entered into a special service contract with Hicks & Ragland to provide us with radio frequency "drive testing" to predict the propagation characteristics of given areas in our territory for an estimated probable cost of $61,085, excluding taxes. This agreement lasts until the project is completed, unless either party terminates it earlier.

AGREEMENT WITH AMERICAN TOWER CORPORATION

     In August 1998, we entered into a master site development and lease agreement with Specialty, a subsidiary of Specialty Teleconstructors, Inc. that has since merged with American Tower Corporation. Pursuant to the agreement, Specialty arranges for collocation of our equipment, or constructs new facilities, in areas we identify for build-out. The initial term of this lease is for five years, with automatic renewal for three additional terms of five years each. The agreement provides for monthly payments aggregating to approximately $5 million a year, subject to an annual adjustment based on the Consumer Price Index. Michael Budagher, who is one of our directors and a manager of West Texas PCS, LLC, one of our stockholders, was, at the time the agreement was entered into the Vice Chairman, Chief Operating Officer and a director of Specialty Teleconstructors, Inc., and the Chief Executive Officer, President and sole director of Specialty. Michael Budagher is also a member and the General Manager of the Budagher Family LLC, at the time the agreement was entered into, a stockholder of Specialty Teleconstructors, Inc. Mr. Budagher no longer holds any of these positions at Specialty or Specialty Teleconstructors, Inc. and the Budagher Family LLC is no longer a stockholder of Specialty Teleconstructors, Inc. Additionally, Jeff Howard, who was one of our directors at the time the agreement was entered into, is a manager of Longmont PCS, LLC, one of our stockholders, is a stockholder of Specialty Teleconstructors, Inc. and

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acts as a Vice President of American Tower Corporation though he has not been designated as an officer by American Tower Corporation's board of directors and has no management authority.

OTHER RELATED PARTY TRANSACTIONS

     In November 1998, we entered into a lease agreement to lease space for telephone switching equipment in Albuquerque with SASR Limited Partnership, 50% owned by Michael Budagher, one of our directors and a manager of West Texas PCS, LLC, one of our stockholders. The lease has a term of five years with two optional five year terms. The lease provides for monthly payments aggregating to $18,720 a year, as well as a pro rata portion of real estate taxes on the property, and subject to adjustment.

     In connection with our distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, we entered into a build-to-suit lease agreement for a retail store in Lubbock with Lubbock HLH, Ltd., principally owned by Scotty Hart, one of our directors and the General Manager of South Plains Advanced Communications & Electronics, Inc. (SPACE). SPACE is one of our stockholders. This lease, as amended, has a term of 15 years commencing on July 1, 1999 and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year.

     On April 23, 1999, we entered into a note with our Chief Operating Officer, Jerry W. Brantley, evidencing a loan to Mr. Brantley in the amount of $100,000. This loan was made pursuant to Mr. Brantley's employment agreement, which provides that Mr. Brantley is entitled to receive this loan upon his relocation from the San Antonio, Texas vicinity. The loan matures in April 2014 and accrues interest at an annual rate of 7.75%. Principal and interest is payable in monthly installments of $1,052.91 each beginning April 23, 2000. As of September 30, 1999, the entire $100,000 was still outstanding on the loan.

     We believe that the terms of each of the transactions described above, taken as a whole, were no less favorable than we could have obtained from unaffiliated third parties.

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                               THE REORGANIZATION

     We are currently comprised of Alamosa PCS, LLC, a Texas limited liability company, and its 97% owned subsidiary, Alamosa Wisconsin, LP, a Wisconsin
limited partnership.           ,           and           , rural telephone
companies in Wisconsin, own the remaining 3% of Alamosa Wisconsin, LP. Immediately prior to the closing of this offering, we will reorganize the business into the holding company structure outlined below. In connection with the reorganization, the members of Alamosa PCS, LLC will receive shares of common stock of Alamosa PCS Holdings, Inc. in exchange for their membership interests in the limited liability company.

            STRUCTURE OF ALAMOSA AS OF THE CLOSING OF THIS OFFERING

                       [ALAMOSA CLOSING STRUCTURE GRAPH]

     Alamosa PCS Holdings, Inc. is the legal entity that is selling its common stock in this offering. Alamosa PCS, Inc. is the legal entity that is the borrower under the Nortel Financing.

     Alamosa PCS, Inc. will be a wholly-owned subsidiary of Alamosa PCS Holdings, Inc. Alamosa PCS, Inc. will hold a 99% limited partnership interest in Alamosa Texas, LP and Alamosa Partners, Inc., a wholly-owned subsidiary of Alamosa PCS, Inc., will hold a 1% general partnership interest. Alamosa PCS, Inc. will hold a 96% limited partnership interest in Alamosa Wisconsin, LP, the Wisconsin rural telephone companies will hold a 3% limited partnership interest and Alamosa Partners, Inc. will hold a 1% general partnership interest.

             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

     The FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States.

     The FCC has promulgated, and is in the process of promulgating, a series of rules, regulations and policies to, among other things:

     - grant or deny licenses for PCS frequencies;

     - grant or deny PCS license renewals;

     - rule on assignments and/or transfers of control of PCS licenses;

     - govern the interconnection of PCS networks with other wireless and wireline carriers;

     - establish access and universal service funding provisions;

     - impose fines and forfeitures for violations of any of the FCC's rules;
       and

     - regulate the technical standards of PCS networks.

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     The FCC currently prohibits a single entity from having a combined attributable interest, of 20% or greater interest in any license, in broadband PCS, cellular and SMR licenses totaling more than 45 MHz in any geographic area.

TRANSFERS AND ASSIGNMENTS OF PCS LICENSES

     The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a PCS license. Non-controlling interests in an entity that holds a PCS license or operates PCS networks generally may be bought or sold without prior FCC approval. In addition, a recent FCC order requires only post-consummation notification of pro forma assignments or transfers of control.

CONDITIONS OF PCS LICENSES

     All PCS licenses are granted for ten year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHz broadband PCS licensees must construct facilities that offer coverage to one-third of the population within 5 years and to two-thirds of the population within ten years, and all 10 MHz broadband PCS licensees must construct facilities that offer coverage to at least one-quarter of the population within 5 years or make a showing of "substantial service" within that 5 year period. If the build-out requirements are not met, PCS licenses could be forfeited. The FCC also requires licensees to maintain control over their licenses. The Sprint PCS Agreements reflect a management agreement that the parties believe meets the FCC requirements for licensee control of licensed spectrum. If the FCC were to determine that the Sprint PCS Agreements need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. In addition to revoking the licenses, the FCC could impose monetary penalties on us.

PCS LICENSE RENEWAL

     PCS licensees can renew their licenses for additional ten year terms. PCS renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford PCS renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the PCS renewal applicant has: (1) provided "substantial service" during its license term; and
(2) substantially complied with all applicable laws and FCC rules and policies. The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

INTERCONNECTION

     The FCC has the authority to order interconnection between CMRS providers and any other common carrier. The FCC has ordered local exchange carriers to provide reciprocal compensation to CMRS providers for the termination of traffic. Using these new rules, we will negotiate interconnection agreements for the Sprint PCS network in our market area with all of the major regional Bell operating companies, GTE and several smaller independent local exchange carriers. Interconnection agreements are negotiated on a state-wide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval.

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OTHER FCC REQUIREMENTS

     In June 1996, the FCC adopted rules that prohibit broadband PCS providers from unreasonably restricting or disallowing resale of their services or unreasonably discriminating against resellers. Resale obligations will automatically expire on November 24, 2002. The FCC is also considering whether wireless providers should be required to offer unbundled communications capacity to resellers who intend to operate their own switching facilities.

     The FCC also adopted rules in June 1996 that require local exchange and most CMRS carriers, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider number portability. The FCC requires most CMRS carriers to implement wireless service provider number portability where requested in the 100 largest metropolitan areas in the United States by November 24, 2002. Most CMRS carriers are required to implement nationwide roaming by November 24, 2002 as well. The FCC currently requires most CMRS providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund.

     The FCC has adopted rules permitting broadband PCS and other CMRS providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of LECs. In June 1996, the FCC adopted rules requiring broadband PCS and other CMRS providers to implement enhanced emergency 911 capabilities within 18 months after the effective date of the FCC's rules. In December 1997, the FCC revised these rules to extend the compliance deadline for phase 1 until October 1, 1998 and for phase II until October 1, 2001 for digital CMRS carriers to ensure access for customers using devices for the hearing-impaired. The FCC recently extended the phase 1 compliance deadline to January 1, 1999. Further waivers of the enhanced emergency 911 capability requirements may be obtained by individual carriers by filing a waiver request.

     On June 10, 1999, the FCC initiated a regulatory proceeding seeking comment from the public on a number of issues related to competitive access to multiple-tenant buildings, including the following:

     - the FCC's tentative conclusion that the Communications Act of 1934, as amended, requires utilities to permit telecommunications carriers access to rooftop and other rights-of-way in multiple tenant buildings under just, reasonable and nondiscriminatory rates, terms and conditions; and

     - whether building owners that make access available to a telecommunications carrier should be required to make access available to all other telecommunications carriers on a nondiscriminatory basis, and whether the FCC has the authority to impose such a requirement.

     This proceeding could affect the availability and pricing of sites for our antennae and those of our competitors.

COMMUNICATIONS ASSISTANCE FOR LAW ENFORCEMENT ACT

     The Communications Assistance for Law Enforcement Act, or CALEA, enacted in 1994 requires PCS and other telecommunications carriers to meet capability and capacity requirements needed by federal, state and local law enforcement to preserve their electronic surveillance capabilities. PCS carriers must comply with the current industry CALEA capability standard (known as J-STD-025) by June 30, 2000, and with recently adopted additions by September 30, 2001. PCS carriers must comply with the CALEA capacity requirements by March 12, 2001. At present, most PCS carriers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capacity requirements, but several bills pending in Congress may expand reimbursement rights if they are enacted. In addition, the Federal Bureau of Investigation has been discussing with the industry options for reducing or waiving CALEA compliance requirements in geographic areas with minimal or nonexistent electronic surveillance needs.

     In addition, the FCC is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements.
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OTHER FEDERAL REGULATIONS

     Wireless systems must comply with FCC and FAA regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, FCC environmental regulations may cause some base station locations to become subject to regulation under the National Environmental Policy Act. The FCC is required to implement the Act by requiring carriers to meet land use and radio frequency standards.

REVIEW OF UNIVERSAL SERVICE REQUIREMENTS

     The FCC and the states are required to establish a "universal service" program to ensure that affordable, quality telecommunications services are available to all Americans. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that the Sprint PCS's "contribution" to the federal universal service program is a variable percentage of "end-user telecommunications revenues." Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund.

PARTITIONING; DISAGGREGATION

     The FCC has modified its rules to allow broadband PCS licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties.

WIRELESS FACILITIES SITING

     States and localities are not permitted to regulate the placement of wireless facilities so as to "prohibit" the provision of wireless services or to "discriminate" among providers of those services. In addition, so long as a wireless system complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. The FCC is considering numerous requests for preemption of local actions affecting wireless facilities siting.

EQUAL ACCESS

     Wireless providers are not required to provide equal access to common carriers for toll services. However, the FCC is authorized to require unblocked access to toll carriers subject to certain conditions.

STATE REGULATION OF WIRELESS SERVICE

     Section 332 of the Communications Act preempts states from regulating the rates and entry of commercial mobile radio service providers. Section 332 does not prohibit a state from regulating the other terms and conditions of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. However, states may petition the FCC to regulate those providers and the FCC may grant that petition if the state demonstrates that (1) market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory, or (2) when commercial mobile radio service is a replacement for landline telephone service within the state. To date, the FCC has granted no such petition. To the extent we provide fixed wireless service, we may be subject to additional state regulation.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following summarizes all of the material terms and provisions of our capital stock as they are contemplated to be as of the closing of this offering.
We have           shares of authorized capital stock, including           shares
of common stock, par value $          per share and           shares of
preferred stock, par value $          per share. As of           , assuming the
reorganization of our business form into a holding company structure, and the simultaneous exchange of limited liability company membership interests into
shares of common stock, there were           shares of common stock and
          shares of preferred stock issued and outstanding. As of that date,
there would have been approximately           holders of record of the
outstanding shares of common stock.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. However, our credit agreement with Nortel prohibits the payment of dividends of common stock. Holders of shares of common stock have no preemptive, conversion, redemption, subscription or similar rights. All shares of common stock, when validly issued and fully paid, will be non-assessable. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

PREFERRED STOCK

     Under our certificate of incorporation, the board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

     - number of shares to be issued;

     - dividend rights;

     - dividend rates;

     - right to convert the preferred shares into a different type of security;

     - voting rights attributable to the preferred shares;

     - right to set aside an amount of assets for payment relating to the preferred shares; and

     - prices to be paid upon redemption of the preferred shares or a bankruptcy type event.

     If our board of directors decides to issue any preferred stock, it may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events were favorable to the interests of stockholders. The board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences which may adversely affect the holders of common stock.

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WARRANTS

     As additional consideration to Nortel for its financing commitment, we are required to issue to Nortel warrants for 2% of our total equity as of the closing date, on a fully-diluted basis. The warrants will be issued and will be exercisable by Nortel on the second anniversary of the closing date, unless, prior to that date, (1) we contribute $75.0 million of equity to Alamosa PCS, Inc., which is used to prepay any loans under the Nortel Facility, (2) Nortel assigns $75.0 million of the loans to unrelated lenders, (3) there is a combination of loan prepayments and assignment of the loans to unrelated lenders totaling at least $100.0 million or (4) Alamosa PCS, Inc. has a ratio of senior debt to total capitalization of .40 to 1.0 or less for two consecutive calendar quarters prior to the second anniversary of the closing date. The exercise price for the warrants will be the price paid for our common stock in this offering. Nortel may not transfer any of its rights with respect to the warrants before the first anniversary of the closing date, and any warrants transferred before the second anniversary of the closing date will be subject to the provisions preventing exercise of the warrants.

     Nortel is entitled to multiple demand registration rights and unlimited piggyback registration rights of the common stock warrants.

DELAWARE LAW AND SELECTED CHARTER, BYLAW AND SPRINT PCS AGREEMENT PROVISIONS

     The acquisition of Alamosa by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors may be more difficult due to provisions of Delaware law. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Alamosa to first negotiate with us. We believe the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Alamosa outweighs the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of the terms of any of these proposals.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the DGCL). In general, the statute prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder, unless:

     - prior to the date of the business combination, the transaction is approved by the board of directors;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

     - on or after that date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns or within the previous three years, did own 15% or more of our voting stock.

     Our certificate of incorporation and bylaws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with each class beginning its three year term in a different year. Our certificate of incorporation also provides that only the board of directors may fix the number of directors and that a stockholder may nominate directors only if the stockholder delivers written notice to us 60 days in advance of an annual meeting, or within ten days after the date of notice or our public disclosure of a special meeting, involving the election of directors. The certificate also provides that any newly created directorship resulting from an increase in the number of directors or a vacancy on the board of directors may only be filled by vote of a majority of the remaining directors then in office, even if less than a quorum. Directors elected to fill a vacancy or by reason of an increase in the number of directors
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will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires. Directors may be removed from office only for cause and only by the affirmative vote of two-thirds of the then outstanding shares of stock entitled to vote on the matter.

     The provisions described above could make it more difficult for a third party to acquire control of Alamosa and, furthermore, could discourage a third party from making any attempt to acquire control of Alamosa.

     Our certificate of incorporation provides that any action required or permitted to be taken by the stockholders of Alamosa may be taken only at a duly called annual or special meeting of the stockholders, and may not be taken by written consent of the stockholders. Special meetings may be called only by resolution adopted by a majority of the board of directors, or as otherwise provided in the bylaws. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of the outstanding voting securities of Alamosa, would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

     The DGCL provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the outstanding voting stock to amend or repeal any of the provisions of the certificate of incorporation described above. The two-thirds vote is also required to amend or repeal any of our bylaw provisions described above. The bylaws may also be amended or repealed by the board of directors. The two-thirds stockholder vote would be in addition to any separate vote that each class of preferred stock is entitled to that might in the future be required in accordance with the terms of any preferred stock that might be outstanding at the time any amendments are submitted to stockholders.

     The foregoing provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, may delay or frustrate the removal of incumbent directors or the completion of transactions that would be beneficial, in the short term, to our stockholders. The provisions may also discourage or make more difficult a merger, tender offer, other business combination or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events would be favorable to the interests of our stockholders.

     Pursuant to the Sprint PCS Agreements, under specific circumstances and without further stockholder approval, Sprint PCS may purchase our operating assets or capital stock for 72% or 80% of the "entire business value" of Alamosa, which includes the value of the spectrum licenses, business operations and other assets more fully described in "The Sprint PCS Agreements -- The Management Agreement -- Determination of Entire Business Value." In addition, Sprint PCS must approve any change of control of our ownership and consent to any assignment of the Sprint PCS Agreements. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of Alamosa or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in the Sprint PCS Agreements may limit our ability to sell the business and may have a substantial anti-takeover effect.

     The certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by the DGCL, the certificate of incorporation and bylaws provide that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the

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rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

     - acts or omissions not in good faith for which involve intentional misconduct or a knowing violation of law;

     - the payment of dividends or the redemption or purchase of stock in violation of the DGCL;

     - any breach of the duty of loyalty to us or our stockholders; or

     - any transaction from which the director derived an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is           .

LISTING

     Application will be made to list the shares of common stock on the Nasdaq National Market under the symbol "APCS."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices of the common stock prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after the consummation of this offering due to contractual and legal restrictions on resale, as described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of shares of common stock, assuming no exercise of the underwriters'
over-allotment option and based upon the number of shares outstanding as of
            , 1999. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES; OPTIONS

     All of the shares of common stock sold in this offering will be freely tradeable under the Securities Act, unless purchased by our "affiliates," as the Securities Act defines that term. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted stock for at least one year is entitled to sell, within any three-month period, a number of shares of stock that does not exceed the greater of:

     - one percent of the then outstanding shares of common stock, or

     - the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of that sale is filed.

     In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares of restricted stock for at least two years may resell those shares without compliance with the foregoing requirements. In meeting the one and two year holding periods described above, a holder of restricted stock can include the holding periods of prior owners who were not an affiliate.

     Additional shares of common stock are available for future grants under our 1999 Omnibus Securities Plan. See "Management -- Benefit Plans -- 1999 Omnibus Securities Plan." We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to our benefit plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. We expect to file these registration statements as soon as practicable following the closing of this offering, and these registration statements are expected to become effective upon filing. Shares covered by these registration statements will be eligible for sale in the public markets subject to the lock-up agreements, to the extent applicable.

LOCK-UP AGREEMENTS

     We and all of our current stockholders, members of senior management and directors have agreed, pursuant to the lock-up agreements that, during the period beginning from the date of this prospectus and continuing and including the date 180 days after the date of this prospectus, they will not, directly or indirectly offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of any shares of common stock, including but not limited to any common stock or securities convertible into or exercisable or exchangeable for common stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Securities and Exchange Commission or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock, or make any demand for, or exercise and right with respect to, the registration of common stock or any securities convertible into or exercisable or exchangeable for common stock, without the prior written consent of Salomon Smith Barney Inc.

     Following the lock-up period,      shares of common stock will become
eligible for sale, subject to compliance with Rule 144 of the Securities Act as described above.

                IMPORTANT UNITED STATES FEDERAL TAX CONSEQUENCES
                    OF OUR COMMON STOCK TO NON-U.S. HOLDERS

     This is a general discussion of United States federal tax consequences of the acquisition, ownership, and disposition of our common stock by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A holder of our common stock who is not a U.S. person is a non-U.S. holder. We assume in the discussion that you will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and all not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a U.S. person means any one of the following:

     - a citizen or resident of the U.S.

     - a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.

     - an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source

     - a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust

DIVIDENDS

     Dividends paid to a non-U.S., holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

     Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide certification as to that non-U.S. holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay to a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

     A non-U.S. holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

     - the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder

     - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and other requirements are met

     - the non-U.S. holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain U.S. expatriates

     - we are or have been during certain periods a "United States real property holding corporation" for U.S. federal income tax purposes

     If we are or have been a United States real property holding corporation, a non-U.S. holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

     - the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock and

     - our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes

We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is included for quotation on the Nasdaq National Market.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax, generally at a rate of 10% of the proceeds. Any amount withheld pursuant to a withholding tax will be credible against a non-U.S. holder's federal income tax liability.

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

     Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides.

     Under current U.S. Treasury regulations, U.S. information reporting requirements and backup withholding tax will generally no apply to dividends that we pay on our common stock to a non-U.S. holder at an address outside the U.S. Payments of the proceeds of a sale or other taxable disposition of our common stock by a U.S. office or a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise established an exemption.

     Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

     The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Alamosa has agreed to sell to the underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                NUMBER
NAME                                                           OF SHARES
----                                                           ---------
Salomon Smith Barney Inc....................................
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
                                                               --------
          Total.............................................
                                                               ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to selected dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share on sales
to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised Alamosa that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to           additional shares of
common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, pledge, assign or otherwise dispose of or hedge any shares of common stock of Alamosa or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     At our request, Salomon Smith Barney Inc. reserved up to approximately   %
of the shares being offered (Directed Shares) for sale at the initial public offering price to persons who are directors, officers or our employees, or who are otherwise associated with us and our affiliates or employees, and who have advised us of their desire to purchase these shares. The number of shares of common stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of common stock offered hereby. We have agreed to indemnify the underwriters against specified liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with the sales of the Directed Shares.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.

     We will apply to have the common stock included for quotation on the Nasdaq National Market under the symbol "APCS."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                     PAID BY ALAMOSA
                                                               ---------------------------
                                                               NO EXERCISE   FULL EXERCISE
                                                               -----------   -------------
Per Share...................................................    $              $
          Total.............................................    $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     We estimate that the total expenses of this offering will be $     .

     The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for Alamosa by Haynes and Boone, LLP, Dallas, Texas and for the underwriters by Cravath, Swaine & Moore.

                                    EXPERTS

     The financial statements of Alamosa PCS, LLC as of December 31, 1998, and for the period from inception, July 16, 1998, to December 31, 1998, have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, given on authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     The prospectus constitutes a part of the registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the Securities and Exchange Commission with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. This prospectus contains a description of the material terms and features of some material contracts, reports or exhibits to the registration statement required to be disclosed. However, as the descriptions are summaries of the contracts, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement. Copies of the registration statement and the exhibits to the registration statement, as well as the periodic reports, proxy statements and other information we will file with the Securities and Exchange Commission, may be examined without charge in the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, and the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You can get information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. In addition, the Securities and Exchange Commission maintains a Web site which provides online access to periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We will send an annual report to shareholders and any additional reports or statements required by the Securities and Exchange Commission. The annual report to shareholders will contain financial information that has been examined and reported on, with an opinion expressed by an independent public accountant.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants...........................    F-2
Balance Sheet as of December 31, 1998.......................    F-3
Statement of Operations for the period July 16, 1998,
  (inception), through December 31, 1998....................    F-4
Statement of Members' Equity for the period July 16, 1998,
  (inception), through December 31, 1998....................    F-5
Statement of Cash Flows for the period July 16, 1998,
  (inception), through December 31, 1998....................    F-6
Notes to Financial Statements...............................    F-7
Unaudited Balance Sheets as of June 30, 1999................   F-18
Unaudited Statement of Operations for the six-month period
  ended June 30, 1999.......................................   F-19
Unaudited Statement of Cash Flows for the six-month period
  ended June 30, 1999.......................................   F-20
Notes to Unaudited Financial Statements.....................   F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Managers and
Members of Alamosa PCS LLC:

     In our opinion, the accompanying balance sheet and the related statements of operations, members' equity and cash flows present fairly, in all material respects, the financial position of Alamosa PCS LLC (a development stage enterprise) at December 31, 1998, and the results of its operations and its cash flows for the period from July 16, 1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                            PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
March 31, 1999, except as to the information presented in Notes 7, 10 and 11 for which the date is October 25, 1999.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET
                               DECEMBER 31, 1998

                                     ASSETS

Cash and cash equivalents...................................  $13,529,077
Prepaid expenses and other assets...........................       52,046
                                                              -----------
          Total current assets..............................   13,581,123
Construction in progress....................................    1,978,770
Property and equipment, net.................................      113,992
                                                              -----------
          Total assets......................................  $15,673,885
                                                              ===========

                     LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses.......................  $   395,355
Payable to related parties..................................      450,496
Current installments of capital leases......................       20,145
Notes payable...............................................       23,637
                                                              -----------
          Total current liabilities.........................      889,633
Capital lease obligations, noncurrent.......................      708,074
                                                              -----------
          Total liabilities.................................    1,597,707

Commitments and contingencies

Members' equity.............................................   14,076,178
                                                              -----------
          Total liabilities and members' equity.............  $15,673,885
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF OPERATIONS
                    FOR THE PERIOD JULY 16, 1998 (INCEPTION)
                           THROUGH DECEMBER 31, 1998

Costs and expenses:
  Selling, general and administrative expenses..............   $   949,445
  General and administrative expenses-related parties.......         6,886
  Depreciation expense......................................         2,063
                                                               -----------
          Total costs and expenses..........................       958,394
                                                               -----------
  Loss from operations......................................      (958,394)
Interest income.............................................        34,589
Interest expense............................................           (17)
                                                               -----------
          Net loss..........................................      (923,822)
Deficit accumulated during the development stage, beginning
  of period.................................................            --
                                                               -----------
Deficit accumulated during the development stage, end of
  period....................................................   $  (923,822)
                                                               -----------
Basic and diluted net loss per common share (unaudited).....   $     (0.02)
                                                               ===========
Pro forma basic and diluted weighted average common shares
  outstanding (unaudited)...................................    40,000,000
                                                               ===========
Pro forma information (unaudited):
  Net loss..................................................      (923,822)
  Pro forma income tax adjustment:
     Income tax benefit.....................................       317,592
     Deferred tax valuation allowance.......................      (317,592)
                                                               -----------
  Pro forma net loss........................................   $  (923,822)
                                                               ===========
  Basic and diluted proforma net loss per common share......   $     (0.02)
                                                               ===========

   The accompanying notes are an integral part of these financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          STATEMENT OF MEMBERS' EQUITY
                    FOR THE PERIOD JULY 16, 1998 (INCEPTION)
                           THROUGH DECEMBER 31, 1998

                                                                                                  YELLOW
                                    ALAMO IV     ROSEWOOD     WEST TX      TREGAN    LONGMONT      ROCK          TOTAL
                                   ----------   ----------   ----------   --------   --------   -----------   -----------
Balance, July 16, 1998
(inception)......................  $       --   $       --   $       --   $     --   $    --     $     --     $        --
  Members' contributions.........   8,443,944    3,007,732    2,187,500    927,835   309,278      123,711      15,000,000
  Net loss.......................    (520,047)    (185,240)    (134,724)   (57,144)  (19,048)      (7,619)       (923,822)
                                   ----------   ----------   ----------   --------   --------    --------     -----------
Balance, December 31, 1998.......  $7,923,897   $2,822,492   $2,052,776   $870,691   $290,230    $116,092     $14,076,178
                                   ==========   ==========   ==========   ========   ========    ========     ===========

   The accompanying notes are an integral part of these financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF CASH FLOWS
                    FOR THE PERIOD JULY 16, 1998 (INCEPTION)
                           THROUGH DECEMBER 31, 1998

Cash flows from operating activities:
  Net loss..................................................  $  (923,822)
  Adjustments to reconcile net loss to cash used in
     operating activities:
     Depreciation...........................................        2,063
     Changes in assets and liabilities:
       Prepaid expenses and other assets....................      (52,046)
       Accounts payable and accrued expenses................      395,355
       Payable to related parties...........................      450,496
                                                              -----------
          Net cash used in operating activities.............     (127,954)
                                                              -----------
Cash flows from investing activities:
  Additions to construction in progress.....................   (1,250,551)
  Additions to property and equipment.......................      (92,418)
                                                              -----------
          Net cash used in investing activities.............   (1,342,969)
                                                              -----------
Cash flows from financing activities:
  Members' contributions....................................   15,000,000
                                                              -----------
          Net cash provided by financing activities.........   15,000,000
                                                              -----------
Increase in cash and cash equivalents.......................   13,529,077
Cash and cash equivalents, beginning of period..............           --
                                                              -----------
Cash and cash equivalents, end of period....................  $13,529,077
                                                              ===========
Supplemental disclosure -- interest paid....................  $        --
                                                              ===========
Supplemental disclosure of noncash activities:
  Liabilities assumed in connection with asset purchase.....  $    23,637
                                                              ===========
  Capital lease obligations incurred........................  $   728,219
                                                              ===========

   The accompanying notes are an integral part of these financial statements.

                                ALAMOSA PCS LLC

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OPERATIONS

     Alamosa PCS LLC (the "Company" or "Alamosa") was formed in July 1998 as a Texas limited liability company. In July, 1998, Alamosa entered into affiliation agreements (the "Agreements") with Sprint Spectrum L.P. and SprintCom, Inc., entities controlled by the PCS Group of Sprint Corporation, ("Sprint PCS"). The Agreements provide Alamosa with the exclusive right to build, own and manage a wireless voice and data services network in certain basic trading areas ("BTAs") located in Texas, New Mexico, Arizona, and Colorado under the Sprint PCS brand. Alamosa is required to build out the wireless network according to Sprint PCS specifications. The Agreements are in effect for a term of 20 years with three 10-year renewal options unless terminated by either party under provisions outlined in the agreement. The Agreements include certain indemnification clauses including an agreement between Alamosa and Sprint to indemnify each other against claims arising from violations of laws or the Agreements except for any liabilities resulting from negligence or willful misconduct of the party seeking to be indemnified.

     Alamosa is currently in the development stage. This stage is characterized by significant expenditures for the design and construction of the wireless network. Management currently estimates network build-out expenditures of approximately $142 million, including site acquisition, design, construction, equipment, and capitalized interest costs, through 2003. These expenditures will be funded through additional member contributions of $33.5 million and a financing agreement with Northern Telecom, Inc. ("Nortel") of $123 million. Alamosa has signed an agreement with a related party for the provision of engineering services related to the network build-out. Once the initial build-out is completed within a BTA, the Company's focus will be the development of the Sprint PCS subscriber base within that BTA. The successful implementation of the Company's business strategy is dependent upon receipt of the financing described above as well as the development of a sufficient subscriber base.

     The Regulations of the Company, as amended, provide for the governance and administration of the Company's business, allocation of profits and losses, tax allocations, transactions with partners, disposition of ownership interest and other matters. The Regulations establish two classes of membership interests. Class I members have full voting rights and full benefits of ownership of the Sprint PCS share of the Company. Class II members consist of additional non-voting share interests of the Company which the Board of Managers may authorize to be distributed to employees of the Company under an incentive bonus plan.

     The Regulations generally provide for the allocation of profits and losses pro-rata based on the proportion that a percentage interest of a member bears to the aggregate percentage interests of all members, as defined in the Regulations.

     The members of the Company have the following class I ownership interests as of December 31, 1998:

Alamo IV, LLC.............................................   56.2930%
Rosewood Telecommunications, L.L.C........................   20.0515%
West Texas PCS, LLC.......................................   14.5833%
Tregan International Corp.................................    6.1856%
Longmont PCS, LLC.........................................    2.0619%
Yellow Rock PCS, L.P......................................    0.8247%

                                ALAMOSA PCS LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies:

  Cash and cash equivalents

     Cash and cash equivalents include cash, money market funds, and commercial paper with minimal interest rate risk and original maturities of three months or less at the date of acquisition. The carrying amount approximates fair value.

  Inventory

     Inventory will consist of handsets and related accessories. Inventories purchased for resale will be carried at the lower of cost (determined using weighted average) or market. Market will be determined using replacement cost in accordance with industry standards.

  Microwave relocation

     Microwave relocation includes costs incurred to relocate incumbent microwave frequencies in Alamosa's service area. Microwave relocation costs are amortized on a straight-line basis over 20 years.

  Property, equipment, and construction in progress

     Property and equipment are reported at cost less accumulated depreciation. Construction in progress represents costs incurred to design and construct the wireless network. Repair and maintenance costs are charged to expense as incurred; significant renewals and betterments are capitalized.

     When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income. Impairment losses are recognized in operating income, as they are determined. The Company periodically reviews its property and equipment to determine if its carrying cost will be recovered from future operating cash flows. In cases when the Company does not expect to recover its carrying cost, the Company recognizes an impairment loss. No such losses have been recognized to date.

     Property and equipment are depreciated using the straight-line method based on estimated useful lives of the assets.

     Asset lives are as follows:

Buildings................................................    20 years
Network equipment........................................    10 years
Vehicles.................................................     5 years
Furniture and office equipment...........................   5-7 years

     Leasehold improvements are depreciated over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

     Interest will be capitalized in connection with the construction of the wireless network. The capitalized interest will be recorded as part of the asset to which it relates and will be amortized over the asset's estimated useful life. No interest was capitalized in 1998.

  Software costs

     Initial operating systems software is capitalized and amortized using the straight-line method, generally over a period of three years. Capitalized software of approximately $11,546 at December 31,

                                ALAMOSA PCS LLC

1998 is recorded in property and equipment. The Company amortized computer software costs of approximately $841 for the period July 16, 1998 through December 31, 1998.

  Start-up costs

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement is effective January 1, 1999 and requires that costs of start up activities and organization costs be expensed as incurred.

     The Company has expensed start-up and organization costs as incurred. The adoption of this statement will have no effect on the Company's financial position or results of operations.

  Advertising costs

     Advertising costs are expensed as incurred. Advertising expenses totaled approximately $2,100 during 1998. Advertising costs will include handset subsidy expenses representing the excess of the cost of handsets over the retail sales price.

  Income taxes

     At December 31, 1998, Alamosa is organized as a Texas limited liability company. Therefore, the results of operations of the Company are included in the income tax returns of its members. Accordingly, no provision for income taxes is recorded in the accompanying financial statements.

  Revenue recognition

     The Company will recognize revenue as services are performed. Sprint PCS will handle Alamosa's billings and collections and will retain 8% of collected service revenues from Sprint PCS subscribers based in Alamosa's territory and from non-Sprint PCS subscribers who roam onto Alamosa's network. The amount retained by Sprint will be recorded as an operating expense. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint PCS customers who are not based in Alamosa's territory are not subject to the 8% retainage.

     Sprint PCS will pay Alamosa a Sprint PCS roaming fee for each minute that a Sprint PCS subscriber based outside of Alamosa's territory roams on Alamosa's portion of the Sprint PCS network. Revenue from these services will be recognized as the services are performed. Similarly, Alamosa will pay Sprint PCS roaming fees to Sprint PCS, when a Sprint PCS subscriber based in Alamosa's territory roams on the Sprint PCS network outside of Alamosa's territory. These costs will be included as cost of sales when incurred.

     Product revenues consisting of proceeds from sales of handsets and accessories will be recorded net of an allowance for sales returns. The allowance will be estimated based on Sprint's handset return policy which allows customers to return handsets for a full refund within 30 days of purchase. When handsets are returned to Alamosa, the Company may be able to reissue the handsets to customers at little additional cost. However, when handsets are returned to Sprint PCS for refurbishing, Alamosa will receive a credit from Sprint PCS, which is less than the amount the Company originally paid for the handset.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

                                ALAMOSA PCS LLC

  Risks and uncertainties

     Emergence from the development stage is dependent upon successful implementation of the Company's business strategy and development of a sufficient subscriber base. The Company will continue to incur significant expenditures in connection with expanding and improving its operations. The members have entered into agreements (Regulations of the Company and the Capital Contribution Agreement executed in conjunction with obtaining financing described in Note 10) which contractually obligate them to provide remaining financial support through December 2000 totaling $33.5 million.

  Concentration of risk

     The Company maintains cash and cash equivalents in accounts with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of this institution regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

  Effects of recent accounting pronouncements

     In June 1998 and June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). These Statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedging accounting. SFAS 133 will be effective for Alamosa's fiscal year ending December 31, 2001. Management believes that the adoption of these statements will not have a significant impact on the Company's financial results.

     The American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," in April 1998. Effective for financial statements for fiscal years beginning after December 15, 1998, SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. The Company has not capitalized any expenses with such characteristics for financial reporting purposes. Therefore, the Company believes adoption of this SOP will not materially impact the financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement requires that all items required to be recognized under accounting standards as components of comprehensive income, be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for financial statement periods beginning after December 31, 1997. However, in the current year, no items represent comprehensive income as defined in SFAS No. 130.

3. UNAUDITED PRO FORMA INFORMATION

     The unaudited pro forma information reflects certain assumptions regarding transactions and their effects that would occur as a result of the Offering as described in Note 11.

                                ALAMOSA PCS LLC

  Unaudited pro forma income information

     The unaudited pro forma information as shown on the statement of operations is presented to show the effects of income taxes related to the Company's anticipated termination of its limited liability company status. The unaudited pro forma income tax adjustment is presented as if the Company had been a C Corporation subject to federal and state income taxes throughout the periods presented at an effective tax rate of 34%. Application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") would have resulted in a deferred tax asset primarily from temporary differences related to the treatment of start-up costs and from net operating loss carryforwards. The deferred tax asset would have been offset by a full valuation allowance as there is not currently sufficient positive evidence as required by SFAS 109 to substantiate recognition of the asset.

     The pro forma information is presented for informational purposes only and is not necessarily indicative of operating results that would have occurred had the Company elected to terminate its limited liability company status as of the beginning of each of the periods presented, nor are they necessarily indicative of future operating results.

  Unaudited pro forma net loss per share

     Pro forma net loss per share is calculated by dividing pro forma net loss by the weighted average number of shares of common stock which would have been outstanding before the Offering after giving effect to the reorganization of the Company described in Note 11.

  Unaudited pro forma weighted average shares outstanding

     Unaudited pro forma weighted average shares outstanding is computed after giving effect to the reorganization of the Company described in Note 11. The calculation was made in accordance with Statement of Financial Accounting Standards No. 128. Diluted weighted average shares outstanding exclude the potential common shares from stock options because inclusion would have been antidilutive.

4. PROPERTY, EQUIPMENT AND CONSTRUCTION IN PROGRESS

     Property and equipment consists of the following at December 31, 1998:

Vehicles..................................................  $ 23,637
Furniture and fixtures....................................    40,399
Computer equipment........................................    52,019
                                                            --------
                                                             116,055
Accumulated depreciation..................................    (2,063)
                                                            --------
          Total...........................................  $113,992
                                                            ========

     Construction in progress consists of the following at December 31, 1998:

Engineering fees.........................................  $  900,052
Network equipment........................................     728,219
Leasehold improvements...................................     350,499
                                                           ----------
          Total..........................................  $1,978,770
                                                           ==========

                                ALAMOSA PCS LLC

5. LEASES

  Operating leases

     The Company has various operating leases, primarily related to rentals for towers sites and offices. Rental expense was $15,208 for the period ended December 31, 1998. At December 31, 1998, the aggregate minimum rental commitments under noncancelable operating leases for the periods shown are as follows:

YEARS:
  1999...................................................  $  196,029
  2000...................................................     294,699
  2001...................................................     297,064
  2002...................................................     299,536
  2003...................................................     308,237
  2004...................................................     317,310
  Thereafter.............................................   1,599,093
                                                           ----------
          Total..........................................  $3,311,968
                                                           ==========

     Included in total minimum rental commitments is $1,170,210 which will be paid to related parties.

  Capital leases

     Capital leases at December 31, 1998 consist of leases for rental of retail space and switch usage. The net present value of the leases was $728,219 and was included in construction in progress. No amortization was recorded under these leases during 1998.

     At December 31, 1998, the future payments under capital lease obligations, less imputed interest, are as follows:

YEARS:
  1999...................................................  $   79,750
  2000...................................................      87,000
  2001...................................................      87,000
  2002...................................................      87,000
  2003...................................................      87,000
  2004...................................................      95,250
  Thereafter.............................................     917,000
                                                           ----------
Total minimum lease payments.............................   1,440,000
Less: imputed interest...................................     711,781
                                                           ----------
Present value of minimum lease payments..................     728,219
Less: current installments...............................      20,145
                                                           ----------
Long-term capital lease obligations at December 31,
  1998...................................................  $  708,074
                                                           ==========

6. COMMITMENTS AND CONTINGENCIES

     Alamosa has a $500,000 revolving line of credit with Norwest Bank that expires December 9, 1999. The line of credit has a variable interest rate (8.5% at December 31, 1998). Proceeds from this line of credit are used to purchase vehicles for service representatives. As of December 31, 1998, $476,363 remained available on the line of credit. The vehicles purchased under this line of credit and all of

                                ALAMOSA PCS LLC

Alamos's cash and cash equivalents held at Norwest Bank are pledged as collateral under the terms of the Agreement. No interest amounts were paid during the period ended December 31, 1998.

     On December 21, 1998, Alamosa entered into a three-year agreement with Nortel for network equipment and infrastructure. Pursuant to the agreement, Nortel will also provide installation and optimization services, such as network engineering and radio frequency engineering, for the equipment and grant Alamosa a nonexclusive license to use the software associated with the Nortel equipment. As described in Note 10, Alamosa has committed to purchase $82.0 million worth of equipment and services from Nortel. Nortel will finance these purchases pursuant to the Nortel credit facility. Under the agreement, Alamosa will receive a discount on the network equipment and services because of the Company's affiliation with Sprint PCS, but must pay a 3% premium on any equipment and services financed by Nortel. If Alamosa's affiliation with Sprint PCS ends, Nortel has the right to either terminate the agreement or, with Alamosa's consent modify the agreement to establish new prices, terms and conditions.

7. RELATED PARTY TRANSACTIONS

  Note receivable

     On April 23, 1999, the Company entered into a $100,000 loan agreement with an officer of the Company. The loan matures on April 2014 and accrues interest at an annual rate of 7.75%.

  Agreements with Hicks & Ragland Engineering Co., Inc.

     Alamosa has entered into a number of agreements with Hicks & Ragland as described in more detail below. David Sharbutt, Alamosa's Chairman, Chief Executive Officer and Chief Financial Officer, was at the time the agreements were executed the President and Chief Executive Officer of Hicks & Ragland. Mr. Sharbutt is currently employed as a senior consultant by Hicks & Ragland. Hicks & Ragland is also affiliated with a membership interest holder of Alamosa.

     On July 27, 1998, Alamosa entered into an engineering services contract with Hicks & Ragland for design and construction inspection services in connection with the network deployment. The term of the contract covers three periods through August 2001, though either party may terminate the agreement for cause before August 2001. A guaranteed maximum fee amount has been set for each period of the contract, and those fees aggregate to approximately $7.0 million, excluding taxes. If the total billing for the project is less than the guaranteed maximum fee, Alamosa will pay an incentive bonus equal to 50% of the difference. Alamosa paid $902,243 for these services during 1998. Engineering fees under this agreement are recorded in construction in progress at December 31, 1998 and comprise approximately 72% of construction-related purchases during 1998. At December 31, 1998, amounts payable under these agreements amounted to $443,610.

     Effective September 20, 1998, Alamosa entered into a special services contract with Hicks & Ragland, to provide marketing and operations consulting services for a maximum amount of $100,000. Subsequent contracts for marketing, consulting, business planning and radio frequency "drive testing" were approved on October 1999, in an aggregate amount of approximately $500,000.

     On April 9, 1999, Alamosa entered into a data communications services contract with H&R Data Com, an affiliate of Hicks & Ragland, to perform design and implementation services in connection with corporate enterprise wide area network and local area networks for a maximum fee of $262,040.

     As of April 6, 1999, Alamosa entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership, an affiliate of Hicks & Ragland, to install and provide DS1 telecommunications lines between Sprint PCS and Alamosa's Lubbock-based operations and between

                                ALAMOSA PCS LLC

Alamosa's Lubbock based operations and other markets for an estimated annual cost of $567,000. The original term of the agreement is three years, but the agreement automatically renews upon expiration for additional successive 30-day terms by either party.

     As of August 13, 1999, Alamosa entered into a distribution agreement with TechTel Communications Corporation, an affiliate of Hicks & Ragland, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in Lubbock.

  Agreement with American Tower Corporation

     In August 1998, Alamosa entered into a master site development and lease agreement with Specialty, now a subsidiary of American Tower Corporation. Pursuant to the agreement, Specialty arranges for collocation of equipment or constructs new facilities in areas identified for build-out. Specialty provides site acquisitions, leasing and construction services, and secures zoning, permitting and surveying approvals and licenses for each base station. This initial term master agreement expires in August 2003, with automatic renewal for three additional terms of five years each. The agreement provides for monthly payments subject to an annual adjustment based on the Consumer Price Index. Prior to becoming a subsidiary of American Tower Corporation, Specialty was related to Alamosa through one of Alamosa's directors who owned interests in both Alamosa and Specialty and was an employee and officer of Specialty and Specialty's then parent company. In addition, another individual who was one of Alamosa's directors at the time the agreement was entered into, is a manager of Longmont PCS, LLC, one of Alamosa's members, is a stockholder of Specialty Teleconstructors, Inc. and acts as a vice president of American Tower Corporation. No amounts were paid or outstanding under this agreement during 1998.

  Other related party transactions

     In November 1998, the Company entered into an agreement to lease space for telephone switching equipment in Albuquerque with SASR Limited Partnership, 50% owned by one of Alamosa's directors and a manager of West Texas PCS, LLC, one of Alamosa's interest holders. The lease has a term of five years with two optional five year terms. The lease provides for monthly payments aggregating to $18,720 a year, as well as a pro rata portion of real estate taxes on the property, and subject to adjustment.

     In connection with Alamosa's distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, Alamosa entered into a long-term agreement to lease space for a retail store in Lubbock. Texas with Lubbock HLH, Ltd., principally owned by one of Alamosa's directors and the general manager of South Plains Advance Communications & Electronics, Inc. (SPACE). SPACE holds an ownership interest in Alamosa. This lease has a term of 15 years and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. No amounts were paid or outstanding under this lease at December 31, 1998.

     During 1998, certain members paid costs on behalf of the Company, which were subsequently reimbursed. Such payments amounted to approximately $100,714 during 1998. No amounts payable to members were outstanding at December 31, 1998.

8. EMPLOYEE BENEFITS

     Effective November 13, 1998, the Company elected to participate in the NTCA Savings Plan, a defined contribution employee savings plan sponsored by the National Telephone Cooperative Association (NTCA) under Section 401(k) of the Internal Revenue Code. No employer contributions were made to the Plan for the period ended December 31, 1998.

                                ALAMOSA PCS LLC

     On October 2, 1998, the Company entered into an employee agreement with its Chief Operating Officer. The agreement provides for the granting of stock options in three series. The initial exercise price will be determined based on the following formula: $48,500,000 (Committed Capital at September 30, 1998) multiplied by the percentage interest represented by the option exercised. The exercise price for each series will increase by an annual rate of 8%, 15% or 25% compounded monthly beginning at the date of grant as specified by the agreement. Options may be exercised any time from January 1, 2004 to January 5, 2008. The options vest over a three year period. During 1998, one option from each series was granted under this agreement.

     On October 14, 1998, the Board of Members approved an Incentive Ownership Plan. The plan consists of 3,500 units (1200 Series 8, 1150 Series 15, 1150 Series 25). The exercise price for each series is based on a pre-defined strike price which increases by an annual rate 8%, 15% or 25% compounded monthly beginning July 1, 2000. The initial exercise prices are $564.79, $623.84 and $711.88 for the Series 8, Series 15 and Series 25 options, respectively. Each unit provides the holder an option to purchase an interest in the Company. Vested units may be exercised any time from July 1, 2000 to December 31, 2006. On October 29, 1998, under an employment agreement with the company's Chief Technology Officer, 300 units were granted under this plan.

     The Company applies Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, in accounting for its plans. Under APB 25, no compensation expense or deferred compensation was recorded as of December 31, 1998. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides the Company the option of recognizing the cost of options granted based on fair values of the options at the time of the grant. The Company has decided not to elect the cost-recognition provisions of SFAS 123.

     The fair value of each stock option is estimated at December 31, 1998 using the Black-Scholes option pricing model: dividend yield of 0%; risk free interest of 5.5%; expected lives of the options equal to 8.5 years; and a volatility rate of 70%.

     Had the compensation expense for the options granted during 1998 been based on the fair value pricing model described above, additional compensation expense of $73,587 would have been recognized at December 31, 1998. The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts. The company anticipates making awards in the future under its Incentive Ownership Plan.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

     The carrying amount of the debt issued pursuant to the Company's credit agreement with Nortel is expected to approximate fair value because the interest rate changes with market interest rates.

     These fair value estimates are subjective in nature and involve uncertainties and matters of considerable judgement and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

10. FINANCING AGREEMENTS

     On June 10, 1999, the Company entered into a credit agreement with Nortel. The proceeds will be used to purchase equipment and to fund the construction of the PCS network. The financing terms permit Alamosa to borrow $123 million through three commitment tranches through February 18, 2002, and will require minimum equipment purchases of $82 million.

                                ALAMOSA PCS LLC

     Under the terms of the agreement, the Company is required to maintain certain financial ratios. In addition, the company is required to satisfy other financial conditions including minimum levels of revenue and wireless subscribers. All of the Company's assets and capital stock, including future issues, will serve as collateral for the loan.

     In connection with the credit agreement with Nortel, each of the members pledged its ownership interest in Alamosa to Nortel to collateralize the Company's obligations under the credit agreement. The members were required to secure their unfunded contributions with either a letter of credit or a marketable securities pledge agreement. Each letter of credit or marketable securities pledge agreement will be terminated prior to the closing of the Offering. In addition, each member had to execute a capital contribution agreement to confirm their obligations to make capital contributions of at least $48.5 million.

     Interest will be charged based on a variable rate of either prime plus 2.5% ("Base Rate Loan") or the Eurodollar rate plus 3.5% ("Eurodollar Loan") at the discretion of the Company. Interest accrued through the two-year anniversary date of the closing is added to the principal amount of the loan. Thereafter, interest is payable monthly in the case of Base Rate Loans and at the end of the interest period, not to exceed a three-month period, in the case of Eurodollar Loans. In addition, an annual unused facility fee of 0.75% will be charged beginning 6 months after the closing date. Principal is payable in 20 quarterly installments beginning February 18, 2002. Alamosa may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features. Alamosa must make mandatory prepayments under certain circumstances, equal to 50% of "Excess Cash Flow" (as computed under the credit agreement) after March 31, 2002; and any amount in excess of $250,000 received for asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets within a stated period of time.

     As a condition of the financing, Sprint PCS has entered into a consent and agreement with Nortel that modifies Sprint's rights and remedies under its agreements with Alamosa. Among other things Sprint consented to the pledge substantially all of Alamosa's assets, including the Sprint agreements to Nortel. In addition, Sprint may not terminate the Sprint agreements with Alamosa and must maintain 10 MHz of PCS spectrum in Alamosa's markets until the Nortel financing is satisfied or Alamosa's assets are sold pursuant to the terms of the Nortel Consent.

11. OTHER SUBSEQUENT EVENTS

     In October 1999, the Company entered into a letter of intent to amend its Sprint PCS Agreement to expand its service networks to include certain BTA's located in Wisconsin. As a result, Alamosa formed its 97% owned subsidiary, Alamosa Wisconsin LP to perform Alamosa's obligations under the Sprint PCS Agreements.

     The Company intends to file a registration statement for equity financing through an initial public offering ("Offering"). Immediately prior to the closing of this Offering, the Company will reorganize the business into a holding company structure. In connection with the reorganization, the members of Alamosa PCS, LLC will receive shares of common stock of Alamosa PCS Holdings, Inc. in exchange for their membership interests in the limited liability company. The Company plans to utilize the proceeds from the aforementioned offerings to fund the build-out of its expanded network.

     In October 1999, the Company entered into a commitment letter to amend its Nortel financing to increase the facility from $123 million to $250 million. As consideration for the amendment, the Company is required to issue to Nortel warrants for 2% of the total equity as of the closing of the Offering, on a fully diluted basis. The warrants will be issued and will be exercisable by Nortel on the second anniversary of the closing date, unless, prior to that date, (i) Alamosa raises an additional $75.0 million of capital and uses the proceeds to prepay any loans under the Nortel facility, (ii) Nortel assigns $75.0 million of the

                                ALAMOSA PCS LLC
loans to unrelated lenders, (iii) there is a combination of loan prepayments and assignment of the loans to unrelated lenders totaling at least $100.0 million or
(iv) Alamosa has a ratio of senior debt to total capitalization of .40 to 1.0 or less for two consecutive calendar quarters prior to the second anniversary of the closing date. The exercise price for the warrants will be the price paid for the common stock in the Offering. Nortel may not transfer any of its rights with respect to the warrants before the first anniversary of the closing date, and any warrants transferred before the second anniversary of the closing date will be subject to the provisions preventing exercise of the warrants. In addition, subsequent to the closing of the amended Nortel agreement, Alamosa will no longer be required to pay a 3% premium on any equipment and services financed by Nortel.

     In October 1999, David Sharbutt, Alamosa's chairman, was named Chief Executive Officer and Chief Financial Officer. The Company has not finalized the terms of Mr. Sharbutt's employment agreement which will include granting of options that vest immediately, as well as options that vest over three years and give Mr. Sharbutt the right to purchase up to a 3.5% interest in Alamosa. The options will be exercisable beginning January 1, 2004 and will expire January 5, 2009.

     In October 1999, the Company amended its Incentive Ownership Plan to establish a fixed exercise price for all outstanding options. In addition during October 1999, the Company and its Chief Operating Officer, Jerry Brantley, began negotiations to amend Mr. Brantley's employment agreement dated October 2, 1998. The terms of the amendment will increase the percentage interest in Alamosa that Mr. Brantley may purchase from 1.5% to 3.5%. In addition, the vesting period and exercise prices of the options will be modified.

     On June 22, 1999, Alamosa commenced operations in Texas providing service in the Laredo, Texas market. At October 25, 1999, Alamosa had commenced service in eight additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, and Odessa.

     In addition to the leases described in footnote 5, the Company entered into various lease agreements for sites and offices that commenced between January 1, 1999 through September 30, 1999. Minimum lease payments under these lease agreements for the following periods are approximately:

YEARS:
  1999..................................................  $ 1,309,948
  2000..................................................    2,366,973
  2001..................................................    2,375,863
  2002..................................................    2,390,038
  2003..................................................    2,405,545
  2004..................................................    2,453,145
  Thereafter............................................   12,446,900
                                                          -----------
          Total.........................................  $25,748,412
                                                          ===========

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           BALANCE SHEETS (UNAUDITED)

                                     ASSETS

                                                                               AS ADJUSTED
                                                              JUNE 30, 1999   JUNE 30, 1999
                                                              -------------   -------------
                                                               (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $ 8,077,095     $ 8,077,095
  Accounts receivable.......................................         1,230           1,230
  Inventory.................................................     1,245,915       1,245,915
  Prepaid expenses and other assets.........................        54,521          54,521
  Interest receivable.......................................       160,961         160,961
                                                               -----------     -----------
          Total current assets..............................     9,539,722       9,539,722
                                                               -----------     -----------
Notes receivable from related party.........................       100,000         100,000
Debt issuance costs.........................................     4,148,613       4,148,613
Restricted cash.............................................       500,000         500,000
Construction in progress....................................    44,686,131      44,686,131
Property and equipment, net.................................     8,113,368       8,113,368
Microwave relocations, net..................................     3,663,207       3,663,207
                                                               -----------     -----------
          Total assets......................................   $70,751,041     $70,751,041
                                                               ===========     ===========

                                  LIABILITIES AND EQUITY

Current liabilities:
  Accounts payable and accrued expenses.....................   $13,378,386     $13,378,386
  Payable to related parties................................     2,133,933       2,133,933
  Current installments of capital leases....................        21,030          21,030
  Notes payable.............................................       388,910         388,910
  Microwave relocation obligation...........................     3,663,972       3,663,972
                                                               -----------     -----------
          Total current liabilities.........................    19,586,231      19,586,231
Capital lease obligations, noncurrent.......................       837,932         837,932
Long-term debt, excluding current maturities................    35,400,679      35,400,679
                                                               -----------     -----------
          Total liabilities.................................    55,824,842      55,824,842

Commitments and contingencies

Equity:
  Contributed capital.......................................    24,936,551              --
  Deficit accumulated during the development stage..........    (6,686,384)     (6,686,384)
  Common stock, $.01 par value; 150,000,000 shares
     authorized, 40,000,000 issued and outstanding..........            --         400,000
  Additional paid-in capital................................            --      24,536,551
  Unearned compensation.....................................    (3,323,968)     (3,323,968)
                                                               -----------     -----------
          Total liabilities and members' equity.............   $70,751,041     $70,751,041
                                                               ===========     ===========

     The accompanying notes are an integral part of the unaudited financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      STATEMENT OF OPERATIONS (UNAUDITED)
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999

Revenues:
  Service revenues..........................................   $     1,379
  Product sales.............................................        33,588
                                                               -----------
          Total revenue.....................................        34,967
Cost of services............................................         1,018
Cost of products sold.......................................        33,588
                                                               -----------
          Gross profit......................................           361
Operating expenses:
  Selling, general and administrative expenses..............     2,981,787
  Equity participation compensation expense.................     2,793,832
  General and administrative expenses -- related parties....        65,938
  Depreciation and amortization.............................       127,056
                                                               -----------
          Loss from operations..............................    (5,968,252)
Interest and other income...................................       347,075
Interest expense............................................      (141,385)
                                                               -----------
          Net loss..........................................    (5,762,562)
Deficit accumulated during the development stage, beginning
  of period.................................................      (923,822)
                                                               -----------
Deficit accumulated during the development stage, end of
  period....................................................   $(6,686,384)
                                                               ===========
Basic and diluted net loss per common share (unaudited).....   $     (0.14)
                                                               ===========
Pro forma basic and diluted weighted average common shares
  outstanding (unaudited)...................................    40,000,000
Pro forma information (unaudited):
  Net loss..................................................    (5,762,562)
  Pro forma income tax adjustment:
     Income tax benefit.....................................     1,954,426
     Deferred tax valuation allowance.......................    (1,954,426)
                                                               -----------
Pro forma net loss..........................................    (5,762,562)
  Basic and diluted pro forma net loss per common share.....   $     (0.14)
                                                               ===========

     The accompanying notes are an integral part of the unaudited financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      STATEMENT OF CASH FLOWS (UNAUDITED)
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999

Cash flows from operating activities:
Net loss....................................................   $ (5,762,562)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Equity participation compensation expense.................      2,793,832
  Depreciation and amortization.............................        127,056
  Deferred interest expense.................................         10,859
  (Increase) decrease in:
     Accounts receivable....................................         (1,230)
     Inventory..............................................     (1,245,915)
     Prepaid expenses and other assets......................         (2,475)
     Interest receivable....................................       (160,961)
  Increase (decrease) in:
     Accounts payable and accrued expenses..................     14,666,466
                                                               ------------
          Net cash provided by operating activities.........     10,425,070
                                                               ------------
Cash flows from investing activities:
  Issuance of notes receivable..............................       (100,000)
  Debt issuance cost........................................       (234,371)
  Increase in restricted cash...............................       (500,000)
  Additions to construction in progress.....................    (10,745,593)
  Additions to property and equipment.......................     (8,100,203)
                                                               ------------
          Net cash used investing activities................    (19,680,167)
                                                               ------------
Cash flows from financing activities:
  Capital contribution......................................      3,818,751
  Payments on capital leases................................        (15,636)
                                                               ------------
          Net cash provided by financing activities.........      3,803,115
                                                               ------------
          Net decrease in cash and cash equivalents.........     (5,451,982)
Cash and cash equivalents at beginning of period............     13,529,077
                                                               ------------
Cash and cash equivalents at end of period..................   $  8,077,095
                                                               ============
Supplemental disclosure -- cash paid for interest...........   $      3,892
                                                               ============
Supplemental disclosure of noncash activities:
  Capitalized lease obligations incurred....................   $    146,379
  Liabilities assumed in connection with asset
     acquisition............................................     31,815,383
  Liabilities assumed in connection with debt issuance
     cost...................................................      3,950,567
                                                               ------------
                                                               $ 35,912,329
                                                               ============

The accompanying notes are integral part of the unaudited financial statements.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying unaudited financial statements represent the accounts of Alamosa PCS LLC (the "Company" or "Alamosa"). These unaudited financial statements have been prepared in accordance with instructions for preparing interim financial information and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments, consisting of normal recurring accruals, which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations have been included. The accompanying unaudited financial statements should be read in conjunction with the Company's audited financial statements and related notes appearing elsewhere herein.

2. DEVELOPMENT STAGE ENTERPRISE

     Alamosa was formed on July 16, 1998 (inception) and is currently in the development stage. This stage is characterized by significant expenditures for the design and construction of the wireless network. From inception through June 30, 1999, the Company has incurred expenses of $6,721,351, resulting in an accumulated deficit during the development stage of $6,686,384 as of June 30, 1999. On June 22, 1999, Alamosa commenced services in its first market, Laredo, Texas. Revenues at June 30, 1999 consist of revenues in this market totaling $34,967.

3. UNAUDITED PRO FORMA AND AS ADJUSTED INFORMATION

     The following unaudited pro forma information reflects certain assumptions regarding transactions and their effects that would occur as a result of the Offering as described in Note 9.

  Unaudited pro forma income information

     The unaudited pro forma information as shown on the statement of operations is presented to show the effects of income taxes related to the Company's anticipated termination of its limited liability company status. The unaudited pro forma income tax adjustment is presented as if the Company had been a C Corporation subject to federal and state income taxes throughout the periods presented, at an effective tax rate of 34%. Application of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") would have resulted in a deferred tax asset primarily from temporary differences related to the treatment of start-up costs, equity participation compensation and from net operating loss carryforwards. The deferred tax asset would have been offset by a full valuation allowance as there is not currently sufficient positive evidence as required by SFAS 109 to substantiate recognition of the asset.

     The pro forma information is presented for informational purposes only and is not necessarily indicative of operating results that would have occurred had the Company elected to terminate its limited liability company status as of the beginning of each of the periods presented, nor are they necessarily indicative of future operating results.

  Unaudited pro forma net loss per share

     Pro forma net loss per share has been computed by dividing pro forma net loss by the weighted average number of shares of common stock which would have been outstanding before the Offering after giving effect to the reorganization of the company described in Note 9.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED FINANCIAL STATEMENTS -- (CONTINUED)

  Unaudited as adjusted balance sheet and unaudited pro forma weighted average shares outstanding

     The unaudited balance sheet as adjusted and unaudited pro forma weighted average shares outstanding reflects adjustments to effect the reorganization of the company described in Note 9. The calculation was made in accordance with Statement of Financial Accounting Standards No. 128. Diluted weighted average shares outstanding exclude the potential common shares from stock options because inclusion would have been antidilutive.

4. PROPERTY, EQUIPMENT AND CONSTRUCTION IN PROGRESS

     Property and equipment consists of the following at June 30, 1999:

Vehicles...............................................   $   430,751
Furniture and office equipment.........................       647,258
Network equipment......................................     5,928,840
Land and building......................................     1,209,409
                                                          -----------
                                                            8,216,258
Accumulated depreciation...............................      (102,890)
                                                          -----------
          Total........................................   $ 8,113,368
                                                          ===========

     Construction in progress consists of the following at June 30, 1999:

Land and building......................................   $   823,934
Network equipment......................................    31,458,778
Leasehold improvements.................................    12,403,419
                                                          -----------
          Total........................................   $44,686,131
                                                          ===========

5. LEASES

  Operating leases

     The Company has various operating leases, primarily related to rentals for tower sites and buildings. Rental expense was $210,180 for the period ended June 30, 1999. At June 30, 1999, the aggregate minimum rental commitments under noncancelable operating leases for the periods shown are as follows:

YEARS:
  1999..................................................  $   854,211
  2000..................................................    1,833,649
  2001..................................................    1,841,798
  2002..................................................    1,855,226
  2003..................................................    1,876,089
  2004..................................................    1,923,232
  Thereafter............................................    9,701,793
                                                          -----------
          Total.........................................  $19,885,998
                                                          ===========

     Included in total minimum rental commitments is $1,170,210 which will be paid to related parties.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED FINANCIAL STATEMENTS -- (CONTINUED)

  Capital leases

     Capital leases at June 30, 1999 consist of leases for rental of retail space and switch usage. The net present value of the leases was $874,598 and was included in construction in progress and property, plant and equipment. Amortization recorded under these leases during 1999 was immaterial.

     At June 30, 1999, the future minimum payments under capital lease obligations, less imputed interest, are as follows:

YEARS:
  1999...................................................  $   52,860
  2000...................................................     105,720
  2001...................................................     105,720
  2002...................................................     105,720
  2003...................................................     105,720
  2004...................................................     111,240
  Thereafter.............................................   1,088,210
                                                           ----------
          Total minimum lease payments...................   1,675,190
Less: imputed interest...................................     816,228
                                                           ----------
Present value of minimum lease payments..................     858,962
Less: current installments...............................      21,030
                                                           ----------
Long-term capital lease obligations at June 30, 1999.....  $  837,932
                                                           ==========

6. RELATED PARTY TRANSACTIONS

  Note receivable

     On April 23, 1999, the Company entered into a $100,000 loan agreement with an officer of the Company. The loan matures on April 2014 and accrues interest at an annual rate of 7.75%.

  Agreements with Hicks & Ragland Engineering Co., Inc.

     Alamosa has entered into a number of arrangements with Hicks & Ragland as described in more detail below. David Sharbutt, Alamosa's Chairman,Chief Executive Officer and Chief Financial Officer, was at the time the agreements were executed the President and Chief Executive Officer of Hicks & Ragland. Hicks & Ragland is also affiliated with a membership interest holder of Alamosa.

     On July 27, 1998, Alamosa entered into an engineering service contract with Hicks & Ragland for design and construction inspection services in connection with the network deployment. The term of the contract covers three periods through August 2001, though either party may terminate the agreement for cause before August 2001. A guaranteed maximum fee amount has been set for each period of the contract, and those fees aggregate to approximately $7.0 million, excluding taxes. If the total billing for the project is less than the guaranteed maximum fee, Alamosa will pay an incentive bonus equal to 50% of the difference. Alamosa paid $902,243 and $1,343,035 for these services during 1998 and for the six-month period ended June 30, 1999, respectively. Engineering fees under this agreement are recorded in construction in progress at December 31, 1998 and June 30, 1999 and comprise approximately 72% and 12% of construction-related purchases during 1998 and 1999. At December 31, 1998 and June 30, 1999, amounts payable under these agreements amounted to $443,610 and $2,112,098.

     Effective September 20, 1998, Alamosa entered into a special service contract with Hicks & Ragland, to provide marketing and operations consulting services for a maximum amount of $100,000. Subsequent

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED FINANCIAL STATEMENTS -- (CONTINUED)

contracts for marketing consulting, business planning and radio frequency "drive testing" were approved on October 1999, in an aggregate amount of approximately $500,000. Alamosa paid $245,726 for these services for the six-month period ended June 30, 1999. The amount payable under these agreements was $11,311 at June 30, 1999.

     On April 9, 1999, Alamosa entered into a data communications services contract with H&R Data Com, an affiliate of Hicks & Ragland, to perform design and implementation services in connection with corporate enterprise wide area network and local area networks for a maximum fee of $262,040. Alamosa paid $231,484 for these services for the six-month period ended June 30, 1999.

     As of April 6, 1999, Alamosa entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership, an affiliate of Hicks & Ragland, to install and provide DS1 telecommunications lines between Sprint PCS and Alamosa's Lubbock-based operations and between Alamosa's Lubbock based operations and other markets for an estimated annual cost of $567,000. The original term of the agreement is three years, but the agreement automatically renews upon expiration for additional successive 30-day terms by either party.

     As of August 13, 1999, Alamosa entered into a distribution agreement with TechTel Communications Corporation, an affiliate of Hicks & Ragland, authorizing it to become a third party distributor of Sprint PCS products and services for Alamosa in Lubbock.

  Agreement with American Tower Corporation

     In August 1998, Alamosa entered into a master site development and lease agreement from Specialty, now a subsidiary of American Tower Corporation. Pursuant to the agreement, Specialty arranges for collocation of equipment or constructs new facilities in areas identified for build-out. Specialty provides site acquisitions, leasing and construction services, and secures zoning, permitting and surveying approvals and licenses for each base station. This initial term master agreement expires in August 2003, with automatic renewal for three additional terms of five years each. The agreement provides for monthly payments subject to an annual adjustment base on the Consumer Price Index. Prior to becoming a subsidiary of American Tower Corporation, Specialty was related to Alamosa through one of Alamosa's directors who owned interests in both Alamosa and Specialty and was an employee and officer of Specialty and Specialty's then parent company. In addition, another individual who was one of Alamosa's directors at the time the agreement was entered into, is a manager of Longmont PCS, LLC, one of Alamosa's members, is a stockholder of Specialty Teleconstructors, Inc. and acts as a vice president of American Tower Corporation. No amounts were paid or outstanding under this agreement as of December 31, 1998 and June 30, 1999.

  Other related party transactions

     In November 1998, the Company entered into an agreement to lease space for telephone switching equipment in Albuquerque with SASR Limited Partnership, 50% owned by one of our directors and a manager of West Texas PCS, LLC, one of our interest holders. The lease has a term of five years with two optional five year terms. The lease provides for monthly payments aggregating to $18,720 a year, as well as a pro rata portion of real estate taxes on the property, and subject to adjustment.

     In connection with Alamosa's distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, Alamosa entered into a long-term agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by one of Alamosa's directors and the president of South Plains Advanced Communications & Electronics, Inc. (SPACE). SPACE holds and ownership interest in Alamosa. This lease has a term of 15 years and provides for monthly payments

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED FINANCIAL STATEMENTS -- (CONTINUED)

aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. No amounts were paid or outstanding under this lease at December 31, 1998 and June 30, 1999.

7. FINANCING AGREEMENT

     On February 3, 1999, the Company issued a letter of credit for $7,500,000 in favor of Nortel. The letter of credit expired in June 1999.

     On June 10, 1999, the Company entered into a credit agreement with Nortel. The proceeds are primarily to be used to purchase equipment and to fund the construction of the PCS network. The financing terms permit Alamosa to borrow up to $123 million through three commitment tranches through February 18, 2002 and require minimum equipment purchases of $82 million.

     The credit facility is collateralized by all of the Company's assets and capital stock including future issues under the terms of the agreement. The Company is required to maintain certain financial ratios and other financial conditions including minimum levels of revenue and wireless subscribers. In addition, the Company is required to maintain a $500,000 cash balance as security against the facility. This balance is recorded as a noncurrent asset.

     In connection with the credit agreement with Nortel, each of the members pledged its ownership interest in Alamosa to Nortel to collateralized the Company's obligations under the credit agreement. The members were required to secure their unfunded contributions with either a letter of credit or a marketable securities pledge agreement. Each letter of credit or marketable securities pledge agreement will be terminated prior to the closing of this Offering. In addition, each member had to execute a capital contribution agreement to confirm their obligations to make capital contributions of at least $48.5 million.

     Interest is charged based on a variable rate of either prime plus 2.5% ("Base Rate Loan") or the Eurodollar rate plus 3.5% ("Eurodollar Loan") at the discretion of the Company (8.75% at June 30, 1999). In addition, an annual unused facility fee of 0.75% will be charged beginning six months after the closing date. Interest accrued through the two year anniversary from the closing date is added to the principal amount of the loan. Thereafter, interest is payable monthly in the case of Base Rate Loans and at end of the interest period, not to exceed three months, in the case of Eurodollar Loans. Interest expense for the period ended June 30, 1999 totaled $10,860. Principal is payable in 20 quarterly installments beginning February 18, 2002. Alamosa may voluntarily prepay any of the loans at any time, but any amount repaid may not be reborrowed since there are no revolving credit features. Alamosa must make mandatory prepayments under certain circumstances, equal to 50% of "Excess Cash Flow" (as computed under the credit agreement) after March 31, 2002; and any amount in excess of $250,000 received for asset sales outside the ordinary course of business or insurance proceeds, to the extent not reinvested in property or assets within a stated period of time. All prepayments are applied to the outstanding loan balances pro rata in the inverse order of maturity, except where there is a borrowing base shortage, in which case prepayments are first applied there, and then pro rata among all three Commitment tranches.

     At June 30, 1999, the Company had borrowed $35,400,679 against this facility.

     As a condition of the financing, Sprint PCS has entered into a consent and agreement with Nortel that modifies Sprint's rights and remedies under its agreements with Alamosa. Among other things Sprint consented to the pledge of substantially all of Alamosa's assets, including the Sprint agreements to Nortel. In addition, Sprint may not terminate the Sprint agreements with Alamosa and must maintain 10 MHz of PCS spectrum in Alamosa's markets until the Nortel financing is satisfied or Alamosa's assets one sold pursuant to the terms of the Nortel Consent.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company incurred approximately $3,900,000 of costs associated with obtaining the Nortel financing. These costs consist of a loan origination fee and debt issue costs which have been capitalized and are being amortized to interest expense using the effective interest method over the term of the credit facility.

8. EMPLOYEE BENEFITS

     Effective November 13, 1998, the Company elected to participate in the NTCA Savings Plan, a defined contribution employee savings plan sponsored by the National Telephone Cooperative Association (NTCA) under Section 401(k) of the Internal Revenue Code. No employer contributions were made to the Plan for the periods ended December 31, 1998 and June 30, 1999.

     On October 2, 1998, the Company entered into an employee agreement with its Chief Operating Officer. The agreement provides for the granting of stock options in three series. The initial exercise price will be determined based on the following formula: $48,500,000 (Committed Capital at September 30, 1998) multiplied by the percentage interest represented by the option exercised. The exercise price for each series will increase by an annual rate of 8%, 15% or 25% compounded monthly beginning at the date of grant as specified by the agreement. Options may be exercised any time from January 1, 2004 to January 5, 2008. The options vest over a three year period. During 1998, one option from each series was granted under this agreement.

     On October 14, 1998, the Board of Members approved an Incentive Ownership Plan. The plan consists of 3,500 units (1200 Series 8, 1150 Series 15, 1150 Series 25). The exercise price for each series is based on a pre-defined strike price which increases by an annual rate 8%, 15% or 25% compounded monthly beginning July 1, 2000. The initial exercise prices are $564.79, $623.84 and $711.88 for the Series 8, Series 15 and Series 25 options, respectively. Each unit provides the holder an option to purchase an interest in the Company. Vested units may be exercised any time from July 1, 2000 to December 31, 2006. On October 29, 1998, under an employment agreement with the Company's Chief Technology Officer, 300 units were granted under this plan.

     The Company applies Accounting Principals Board Opinion No. 25, "Accounting for Stock Issue to Employees" ("APB 25") and related interpretations, in accounting for its plans. Under APB 25, no compensation expense or deferred compensation was recorded as of December 31, 1998. Compensation expense totaling $2,793,832 and unearned compensation of $3,323,968 was recorded at June 30, 1999. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") provides the Company the option of recognizing the cost of options granted based on fair values of the options at the time of the grant. The Company has decided not to elect the cost-recognition provisions of SFAS 123.

     The fair value of each stock option is estimated at December 31, 1998 and June 30, 1999, using the Black-Scholes option pricing model: dividend yield of 0%; risk free interest of 5.5%; expected lives of the options equal to 8.5 years; and a volatility rate of 70%. The fair value of these options is estimated using the Company's estimated offering price.

     Had the compensation expense for the options granted during 1998 been based on the fair value pricing model described above, additional compensation expense of $73,587 and $37,009 would have been recognized at December 31, 1998 and June 30, 1999, respectively. The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts. The Company anticipates making awards in the future under its Incentive Ownership Plan.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED FINANCIAL STATEMENTS -- (CONTINUED)

9. OTHER SUBSEQUENT EVENTS

     In October 1999, the Company entered into a letter of intent to amend its Sprint PCS Agreement to expand its service networks to include certain BTA's located in Wisconsin. As a result, Alamosa formed its 97% owned subsidiary, Alamosa Wisconsin LP to perform Alamosa's obligations under the Sprint PCS Agreements.

     The Company intends to file a registration statement for equity financing through an initial public offering ("Offering"). Immediately prior to the closing of this Offering, the Company will reorganize the business into a holding company structure. In connection with the reorganization, the members of Alamosa PCS, LLC will receive shares of common stock of Alamosa PCS Holdings, Inc. in exchange for their membership interests in the limited liability company. The Company plans to utilize the proceeds from the aforementioned offerings to fund the build-out of its expanded network.

     In October 1999, the Company entered into a commitment letter to amend its Nortel financing to increase the facility from $123 million to $250 million. As consideration for the amendment, the company is required to issue to Nortel warrants for 2% of the total equity as of the closing of the Offering, on a fully diluted basis. The warrants will be issued and will be exercisable by Nortel on the second anniversary of the closing date, unless, prior to that date, (i) Alamosa raises an additional $75.0 million of capital and uses the proceeds to prepay any loans under the Nortel facility, (ii) Nortel assigns $75.0 million of the loans to unrelated lenders (iii) there is a combination of loan prepayments and assignment of the loans to unrelated lenders totaling at least $100.0 million or (iv) Alamosa has a ratio of senior debt to total capitalization of .40 to 1.0 or less for two consecutive calendar quarters prior to the second anniversary of the closing date. The exercise price for the warrants will be the price paid for the common stock in the Offering. Nortel may not transfer any of its rights with respect to the warrants before the first anniversary of the closing date, and any warrants transferred before the second anniversary of the closing date will be subject to the provisions preventing exercise of the warrants. In addition, subsequent to the closing of the amended Nortel agreement, Alamosa will no longer be required to pay a 3% premium on any equipment and services financed by Nortel.

     In October 1999, David Sharbutt, Alamosa's Chairman, was named Chief Executive Officer and Chief Financial Officer. The Company has not finalized the terms of Mr. Sharbutt's employment agreement which will include granting of options that vest immediately, as well as options that vest over three years and give Mr. Sharbutt the right to purchase up to a 3.5% interest in Alamosa. The options will be exercisable beginning January 1, 2004 and will expire January 5, 2009.

     In October 1999, the Company amended its Incentive Ownership Plan to establish a fixed exercise price for all outstanding options. In addition, during October 1999, the Company and its Chief Operating Officer, Jerry Brantley, began negotiations to amend Mr. Brantley's employment agreement dated October 2, 1998. The terms of the amendment will increase the percentage interest in Alamosa that Mr. Brantley may purchase from 1.5% to 3.5%. In addition, the vesting period and exercise prices of the options will be modified.

     On June 22, 1999, Alamosa commenced operations in Texas providing service in the Laredo, Texas. At October 25, 1999, Alamosa had commenced service in eight additional markets: Albuquerque, Santa Fe, El Paso, Las Cruces, Lubbock, Amarillo, Midland, and Odessa.

                                ALAMOSA PCS LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has entered into various site lease agreements that commenced between July 1, 1999 through September 30, 1999. Minimum lease payments under these lease agreements for the following periods are approximately:

YEARS:
  1999...................................................  $  330,415
  2000...................................................     809,303
  2001...................................................     812,408
  2002...................................................     815,627
  2003...................................................     818,974
  2004...................................................     828,503
  Thereafter.............................................   4,250,600
                                                           ----------
          Total..........................................  $8,665,830
                                                           ==========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              SHARES

                           ALAMOSA PCS HOLDINGS, INC.
                                  COMMON STOCK

                                 [LOGO TO COME]

                                  ------------

                                   PROSPECTUS

                                           , 1999

                                  ------------

                              SALOMON SMITH BARNEY
                           CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Until             , 1999, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities to be registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........  $51,430
NASD filing fee.............................................   19,000
Nasdaq National Market listing fees.........................        *
Printing and engraving expenses.............................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Blue sky fees and expenses..................................        *
Transfer agent and registrar fees...........................        *
Miscellaneous expenses......................................        *
                                                              -------
     Total..................................................  $     *
                                                              =======

---------------

* To be supplied by amendment

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation of Alamosa PCS Holdings, Inc. ("Alamosa") provides that the liability of the directors of Alamosa to Alamosa or any of its stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of Delaware or any other applicable law. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware (the "DGCL") nor does it apply with respect to any liability in which a director (1) breached his duty of loyalty to Alamosa or its stockholders; (2) did not act in good faith or, in failing to act, did not act in good faith; (3) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (4) derived an improper personal benefit.

     Alamosa's Certificate of Incorporation provides that Alamosa shall indemnify its directors, officers and employees and former directors, officers and employees to the fullest extent permitted by the laws of Delaware or any other applicable law. Pursuant to the provisions of Section 145 of the DGCL, Alamosa has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of Alamosa) by reason of the fact that he is or was a director, officer, employee, or agent of Alamosa, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Alamosa and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of Alamosa as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

     Reference is made to the Form of Underwriting Agreement (to be filed as Exhibit 1.1 to this registration statement) which provides for indemnification by the Underwriters under certain circumstances of the directors and officers of Alamosa signing the registration statement and certain controlling persons of Alamosa against certain liabilities, including those arising under the Securities Act.

     Alamosa has directors' and officers' liability insurance covering its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Alamosa pursuant to the foregoing provisions, Alamosa has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     We have not sold any securities since October 19, 1999, the date of our inception. We will, however, issue 40,000,000 shares of our common stock and options to purchase 3,149,930 shares of our common stock to the members of Alamosa PCS, LLC immediately prior to the completion of the offering covered by this prospectus. These members will contribute their membership interests, or options to purchase membership interests, in Alamosa PCS, LLC in exchange for the shares of our common stock. The following table sets forth information regarding these transactions.

                                                            NUMBER OF           PERCENTAGE OF
                                                          SHARES OF OUR      MEMBERSHIP INTEREST
                                             TYPE OF      COMMON STOCK      RECEIVED IN EXCHANGE
MEMBER                                      SECURITIES    TO BE ISSUED     FOR OUR COMMON STOCK(1)
------                                      ----------    -------------    -----------------------
Rosewood Telecommunications, L.L.C. ......  Membership      8,020,619              20.05%
                                            Interest
South Plains Advanced Communications &
  Electronics, Inc. ......................  Membership      7,135,740               17.84
                                            Interest
West Texas PCS, LLC.......................  Membership      5,833,332               14.58
                                            Interest
Taylor Telecommunications, Inc. ..........  Membership      4,206,186               10.52
                                            Interest
Plateau Telecommunications,
  Incorporated............................  Membership      2,474,227                6.19
                                            Interest
Tregan International Corp. ...............  Membership      2,474,227                6.19
                                            Interest
XIT Telecommunication & Technology,
  Inc. ...................................  Membership      2,268,041                5.67
                                            Interest
LEC Development, Inc. ....................  Membership      2,061,856                5.15
                                            Interest
Wes-Tex Telecommunications, Inc. .........  Membership      2,061,856                5.15
                                            Interest
Longmont PCS, LLC.........................  Membership        824,742                2.06
                                            Interest
J&M Family Partnership Ltd................  Membership        549,636                1.37
                                            Interest

                                                            NUMBER OF           PERCENTAGE OF
                                                          SHARES OF OUR      MEMBERSHIP INTEREST
                                             TYPE OF      COMMON STOCK      RECEIVED IN EXCHANGE
MEMBER                                      SECURITIES    TO BE ISSUED     FOR OUR COMMON STOCK(1)
------                                      ----------    -------------    -----------------------
Five S, Ltd...............................  Membership        489,237                1.22
                                            Interest
Yellow Rock PCS, L.P......................  Membership        329,897                0.82
                                            Interest
John St. Clair............................  Membership        241,598                0.60
                                            Interest
Harness, Ltd..............................  Membership        241,598                0.60
                                            Interest
Tony Bliss................................  Membership        237,572                0.59
                                            Interest
Rick Overman..............................  Membership        146,972                0.37
                                            Interest
W. Don Stull..............................  Membership         80,533                0.20
                                            Interest
Frank Eldridge............................  Membership         60,400                0.15
                                            Interest
David E. Sharbutt.........................  Membership         40,266                0.10
                                            Interest
Barry Moore...............................  Membership         40,266                0.10
                                            Interest
Randy Yeisley.............................  Membership         40,266                0.10
                                            Interest
Addie Lee Hicks...........................  Membership         20,133                0.05
                                            Interest
Steven Steele.............................  Membership         20,133                0.05
                                            Interest
Paula Sexton..............................  Membership         20,133                0.05
                                            Interest
Will Payne................................  Membership         20,133                0.05
                                            Interest
Gail McVicker.............................  Membership         20,133                0.05
                                            Interest
Gaylord Ellerman..........................  Membership         20,133                0.05
                                            Interest
Jim McDuff................................  Membership         20,133                0.05
                                            Interest
David E. Sharbutt.........................  Options         1,510,240(2)             3.50(2)
Jerry W. Brantley.........................  Options         1,510,240(2)             3.50(2)
W. Don Stull..............................  Options           129,450(2)             0.30(2)

---------------

(1) All percentages of membership interests, except options, are calculated on a non-fully diluted basis. Percentages for options to purchase membership interests are calculated on a fully diluted basis.

(2) Represents options to acquire securities, not issued securities.

     None of the foregoing transactions involved any public offering, and all sales were made in reliance on Section 4(2) of the Securities Act, Rule 701 promulgated under the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to sell or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationship with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

        EXHIBIT
         NUMBER                                   EXHIBIT TITLE
        -------                                   -------------
          1.1*             -- Form of Underwriting Agreement.
          2.1*             -- Form of Reorganization Agreement to be entered into by
                              Alamosa PCS, LLC and Alamosa.
          3.1*             -- Amended and Restated Certificate of Incorporation of
                              Alamosa.
          3.2*             -- Amended and Restated Bylaws of Alamosa.
          3.3*             -- Amendment No. 1 to the Certificate of Incorporation of
                              Alamosa.
          4.1*             -- Specimen Common Stock Certificate.
          5.1*             -- Opinion of Haynes and Boone, LLP, regarding legality of the Common Stock being issued.
         10.1*             -- CDMA 1900 Additional Affiliate Agreement dated as of
                              December 21, 1998 by and between Alamosa PCS, LLC and
                              Northern Telecom, Inc.
         10.2*             -- Amendment No. 1 to DMS-MTX Cellular Supply Agreement
                              dated as of January 12, 1999 by and between Alamosa PCS,
                              LLC and Nortel Networks, Inc. and being an amendment to
                              10.1 described immediately hereinabove.
         10.3*             -- Amendment No. 2 to DMS-MTX Cellular Supply Agreement
                              dated as of March 1, 1999 by and between Alamosa PCS, LLC
                              and Nortel Networks, Inc. and being an amendment to 10.1
                              described immediately hereinabove.
         10.4*             -- Sprint PCS Management Agreement (as amended) dated as of
                              July 17, 1998 by and between Sprint Spectrum, LP,
                              SprintCom, Inc., and Alamosa PCS, LLC.
         10.5*             -- Sprint PCS Services Agreement dated as of July 17, 1998 by and between Sprint Spectrum, LP and Alamosa PCS, LLC.
         10.6*             -- Sprint Trademark and Service Mark License Agreement dated
                              July 17, 1998 by and between Sprint Communications
                              Company, LP and Alamosa PCS, LLP.
         10.7*             -- Sprint Spectrum Trademark and Service Mark License
                              Agreement dated as of July 17, 1998 by and between Sprint
                              Spectrum, LP and Alamosa PCS, LLP.
         10.8*             -- Consent and Agreement dated as of June 10, 1999 by and
                              between Nortel Networks, Inc., Sprint Spectrum, LP,
                              Sprint Communications Company, LP, Wireless Co, LP, and
                              SprintCom, Inc.
         10.9*             -- Engineering Service Contract, System Design and
                              Construction Inspection, dated as of July 27, 1998, as
                              amended, by and between Alamosa PCS, LLC and Hicks &
                              Ragland Engineering Co., Inc.
         10.10*            -- Special Service Contract dated as of November 20, 1998 by and between Alamosa PCS, LLC and Hicks & Ragland
                              Engineering Co., Inc.
         10.11*            -- Master Site Development and Lease Agreement dated as of
                              August 1998 by and between Alamosa PCS, LLC and Specialty
                              Capital Services, Inc.
         10.12*            -- Addendum I to Master Site Development and Lease Agreement
                              dated as of August 20, 1998 by and between Alamosa PCS,
                              LLC and Specialty Capital Services, Inc.
         10.13*            -- Credit Agreement dated as of June 10, 1999 by and between
                              Alamosa PCS, LLC and Nortel Networks, Inc. for a $123,000
                              credit facility.

        EXHIBIT
         NUMBER                                   EXHIBIT TITLE
        -------                                   -------------
         10.14*            -- Data Communication Services Contract, LAN/WAN Design and
                              Implementation, dated as of April 9, 1999 by and between
                              Alamosa PCS, LLC and Hicks & Ragland Engineering Co.,
                              Inc.
         10.15*            -- Form of 1999 Omnibus Securities Plan.
         10.16*            -- Employment Agreement dated as of October 2, 1998 by and between Alamosa PCS, LLC and Jerry Brantley.
         10.17*            -- Employment Agreement dated as of October 29, 1998 by and between Alamosa PCS, LLC and Don Stull.
         10.18*            -- Employment Agreement dated as of November 1, 1999 by and between Alamosa PCS Holdings, Inc. and David Sharbutt.
         21.1*             -- Subsidiaries of Alamosa.
         23.1              -- Consent of PricewaterhouseCoopers LLP.
         23.2*             -- Consent of Haynes and Boone, LLP (contained in legal
                              opinion filed as Exhibit 5.1).
         24.1*             -- Powers of Attorney (set forth on the signature page of
                              this registration statement).

---------------

 *  To be filed by amendment.

     (b) Financial Statement Schedules:

          No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Alamosa pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Alamosa pursuant to the foregoing provisions, or otherwise, Alamosa has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Alamosa of expenses incurred or paid by a director, officer or controlling person of Alamosa in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Alamosa will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Alamosa has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Dallas, State of Texas, on the 29th day of October, 1999.

                                            ALAMOSA PCS HOLDINGS, INC.

                                            By:    /s/ DAVID E. SHARBUTT
                                              ----------------------------------
                                                      David E. Sharbutt
                                                   Chairman of the Board of
                                                           Directors,
                                                 Chief Executive Officer and
                                                   Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Alamosa PCS Holdings, Inc. hereby constitutes and appoints David E. Sharbutt, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file any and all documents relating to this Registration Statement, including any and all amendments, exhibits and supplements thereto and including any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with any regulatory authority, granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 29th day of October, 1999.

                        NAME                                         TITLE                        DATE
                        ----                                         -----                        ----


                /s/ DAVID E. SHARBUTT                       Chairman of the Board of        October 29, 1999
-----------------------------------------------------  Directors, Chief Executive Officer
                  David E. Sharbutt                       and Chief Financial Officer

               /s/ MICHAEL R. BUDAGHER                              Director                October 29, 1999
-----------------------------------------------------
                 Michael R. Budagher

                  /s/ RAY M. CLAPP                                  Director                October 29, 1999
-----------------------------------------------------
                    Ray M. Clapp

                   /s/ SCOTTY HART                                  Director                October 29, 1999
-----------------------------------------------------
                     Scotty Hart

                   /s/ THOMAS HYDE                                  Director                October 29, 1999
-----------------------------------------------------
                     Thomas Hyde

                  /s/ TOM M. PHELPS                                 Director                October 29, 1999
-----------------------------------------------------
                    Tom M. Phelps

                        NAME                                         TITLE                        DATE
                        ----                                         -----                        ----

                /s/ REAGAN W. SILBER                                Director                October 29, 1999
-----------------------------------------------------
                  Reagan W. Silber

                 /s/ JIMMY R. WHITE                                 Director                October 29, 1999
-----------------------------------------------------
                   Jimmy R. White

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                   EXHIBIT TITLE
        -------                                   -------------
          1.1*             -- Form of Underwriting Agreement.
          2.1*             -- Form of Reorganization Agreement to be entered into by
                              Alamosa PCS, LLC and Alamosa.
          3.1*             -- Amended and Restated Certificate of Incorporation of
                              Alamosa.
          3.2*             -- Amended and Restated Bylaws of Alamosa.
          3.3*             -- Amendment No. 1 to the Certificate of Incorporation of
                              Alamosa.
          4.1*             -- Specimen Common Stock Certificate.
          5.1*             -- Opinion of Haynes and Boone, LLP, regarding legality of the Common Stock being issued.
         10.1*             -- CDMA 1900 Additional Affiliate Agreement dated as of
                              December 21, 1998 by and between Alamosa PCS, LLC and
                              Northern Telecom, Inc.
         10.2*             -- Amendment No. 1 to DMS-MTX Cellular Supply Agreement
                              dated as of January 12, 1999 by and between Alamosa PCS,
                              LLC and Nortel Networks, Inc. and being an amendment to
                              10.1 described immediately hereinabove.
         10.3*             -- Amendment No. 2 to DMS-MTX Cellular Supply Agreement
                              dated as of March 1, 1999 by and between Alamosa PCS, LLC
                              and Nortel Networks, Inc. and being an amendment to 10.1
                              described immediately hereinabove.
         10.4*             -- Sprint PCS Management Agreement (as amended) dated as of
                              July 17, 1998 by and between Sprint Spectrum, LP,
                              SprintCom, Inc., and Alamosa PCS, LLC.
         10.5*             -- Sprint PCS Services Agreement dated as of July 17, 1998 by and between Sprint Spectrum, LP and Alamosa PCS, LLC.
         10.6*             -- Sprint Trademark and Service Mark License Agreement dated
                              July 17, 1998 by and between Sprint Communications
                              Company, LP and Alamosa PCS, LLP.
         10.7*             -- Sprint Spectrum Trademark and Service Mark License
                              Agreement dated as of July 17, 1998 by and between Sprint
                              Spectrum, LP and Alamosa PCS, LLP.
         10.8*             -- Consent and Agreement dated as of June 10, 1999 by and
                              between Nortel Networks, Inc., Sprint Spectrum, LP,
                              Sprint Communications Company, LP, Wireless Co, LP, and
                              SprintCom, Inc.
         10.9*             -- Engineering Service Contract, System Design and
                              Construction Inspection, dated as of July 27, 1998, as
                              amended, by and between Alamosa PCS, LLC and Hicks &
                              Ragland Engineering Co., Inc.
         10.10*            -- Special Service Contract dated as of November 20, 1998 by and between Alamosa PCS, LLC and Hicks & Ragland
                              Engineering Co., Inc.
         10.11*            -- Master Site Development and Lease Agreement dated as of
                              August 1998 by and between Alamosa PCS, LLC and Specialty
                              Capital Services, Inc.
         10.12*            -- Addendum I to Master Site Development and Lease Agreement
                              dated as of August 20, 1998 by and between Alamosa PCS,
                              LLC and Specialty Capital Services, Inc.
         10.13*            -- Credit Agreement dated as of June 10, 1999 by and between
                              Alamosa PCS, LLC and Nortel Networks, Inc. for a $123,000
                              credit facility.
         10.14*            -- Data Communication Services Contract, LAN/WAN Design and
                              Implementation, dated as of April 9, 1999 by and between
                              Alamosa PCS, LLC and Hicks & Ragland Engineering Co.,
                              Inc.
         10.15*            -- Form of 1999 Omnibus Securities Plan.
         10.16*            -- Employment Agreement dated as of October 2, 1998 by and between Alamosa PCS, LLC and Jerry Brantley.
         10.17*            -- Employment Agreement dated as of October 29, 1998 by and between Alamosa PCS, LLC and Don Stull.

        EXHIBIT
         NUMBER                                   EXHIBIT TITLE
        -------                                   -------------
         10.18*            -- Employment Agreement dated as of November 1, 1999 by and between Alamosa PCS Holdings, Inc. and David Sharbutt.
         21.1*             -- Subsidiaries of Alamosa.
         23.1              -- Consent of PricewaterhouseCoopers LLP.
         23.2*             -- Consent of Haynes and Boone, LLP (contained in legal
                              opinion filed as Exhibit 5.1).
         24.1*             -- Powers of Attorney (set forth on the signature page of
                              this registration statement).

---------------

 *  To be filed by amendment.